United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2014

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

VALE S.A.

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS MEETINGS CONVENING NOTICE

Shareholders of Vale S.A. (“Vale or Company”) are hereby invited to convene for the Ordinary and Extraordinary General Shareholders Meetings to be held on April 17, 2014 at 11:00am at Avenida das Américas 700, 2º andar, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, Brazil, for the purpose of discussing and deciding upon the matters set forth in the agenda below:

1. Ordinary General Shareholders Meeting

1.1                              Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2013;

1.2                              Proposal for the destination of profits of the said fiscal year;

1.3                              Appointment of members of the Board of Directors;

1.4                              Appointment of the members of the Fiscal Council; and

1.5                              Establishment of the remuneration of the Senior Management and Fiscal Council members for the fiscal year of 2014.

2. Extraordinary General Shareholders Meeting

2.1                               Proposal of the cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale held in Treasury, arising from the share buy-back program;

2.2                               Proposal to increase the share capital of Vale, without issuance of new shares, in the total amount of R$2,300,000,000.00, through the capitalization of (i) income tax incentive reserve related to the SUDAM and SUDENE areas as of December 31, 2012, and (ii) part of the profit reserve for expansion/investments;

2.3                               Amendment of caput of Article 5th of Vale’s Bylaws in order to reflect the proposals of items 2.1 and 2.2 above.

According to CVM Rule 165/91 amended by CVM Rule nº 282/98, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request the cumulative voting system.

All documentation pertaining to the matters to be discussed in the Ordinary and Extraordinary General Shareholders Meetings is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and at the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br), of the Securities and Exchange Commission of the United States (www.sec.gov) and of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Shareholders who wish to attend the meeting shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution.  Each Shareholder entitled to attend and vote at the meetings is entitled to appoint a proxy or, where permitted, more than one proxy, to attend and vote instead of him. A proxy must be either a Shareholder, a manager (Director or Executive Officer), an attorney-at-law registered with the Brazilian Bar Association or a financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, being not more than one year prior to the meeting, and, in the event of the issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.

In order to speed up the meeting constitution process, shareholders who shall be represented by proxy may send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meeting herein convened.

Rio de Janeiro, March 14th, 2014.

Dan Conrado

Chairman of the Board of Directors

Manual for participation in the

Annual and Extraordinary General Meetings

of

Vale S.A.

I.                                       Call Notice

The Shareholders of Vale S.A. (“Vale”) are invited to meet in the Annual and Extraordinary general meetings, to be held, cumulatively, on April 17, 2014, at 11:0, at Avenida das Américas #700, 2nd floor, room 218 (Auditorium), Città America, Barra da Tijuca, in the City of Rio de Janeiro, in order to deliberate on the following Agenda:

1.                                      The Annual General Meeting

1.1                              Consideration of the Managements’ Report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2013;

1.2                               Proposal for the destination of the result for the year 2013;

1.3                               Appointment of members to the Board of Directors of Vale;

1.4                               Appointment of members to the Fiscal Council; and

1.5                               Establishment of the compensation of Vale’s Managers and Fiscal Council members for 2014.

2.                                      Extraordinary General Meeting

2.1                              Proposal for cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in Treasury, derived from the share buyback program;

2.2                              Proposal to increase the share capital of Vale, without issuance of shares, for a total value of R$ 2,300,000,000.00 by means of the capitalization of the income tax incentives reserve, carried out in the areas of SUDAM and SUDENE until December 31, 2012, and part of the profits reserve for expansion/investments;

2.3                              Amendment to the caput of Art. 5 of Vale’s By-laws to reflect the proposals contained in items 2.1 and 2.2 above.

II.                                   Guidance for participation in the General Meetings

2.1.                            Participation of the Shareholders in the General Meetings

The Shareholders of Vale might participate in the General Meetings either in person or by a proxy duly constituted.

The following documents will be required from the Shareholders for their participation in the General Meetings:

Individuals

•                      ID with photo (original or certified copy). The following documents might be accepted to this purpose: (i) Carteira de Identidade de Registro Geral (RG); (ii) Valid National Registry of Foreigners (Carteira de Identidade de Registro de Estrangeiro - RNE); (iii) Valid passport; (iv) Class Entity ID valid as civil ID for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver’s License (Carteira Nacional de Habilitação CNH) with photo.

•                      proof of ownership of Vale shares issued by a depository financial institution

Legal Entities

•                      corporate documents evidencing the legal representation of the shareholder (original or certified copy)

•                      ID with photo of the legal representative of the shareholder (original or certified copy)

•                      proof of ownership of Vale shares issued by a depository financial institution

2.2.                            Representation by Proxy

Any shareholder might constitute an Attorney-in-Fact, or more than one, as the case may be, to attend the General Meetings and to vote on his, her or it behalf. In case of representation, the shareholder shall observe the provisions of Art. 126 of Law #6,404/1976 and the relevant legal representative shall have been constituted less than one (1) year previously, and shall qualify as a shareholder, manager of Vale, lawyer enrolled with the Brazilian Bar, or be a financial institution.

In the case of Power-of-Attorney granted in a foreign language, it should be accompanied by the corporate documents, when relating to the legal entities and by the instrument for the mandate, all adequately translated into Portuguese, notarized and consularized.

In item 5 of this manual there is a Power-of—Attorney template for mere reference only. The shareholders might use others Powers-of-Attorney than the one suggested herein, provided that in accordance with Law #6,404/1976 and the Brazilian Civil Code.

In order to expedite the process of holding the General Meetings, shareholders represented by Proxy might, at their sole and exclusive discretion, send the documents of representation up to seventy and two (72) hours in advance of the Assemblies to the address below:

Attn: Investor Relations Department

AV. Graça Aranha, 26, 12th floor,

Centro — Rio de Janeiro — RJ

It is emphasized that, despite the above-mentioned deadline, if any shareholder arrives by the beginning of the General Meetings with the required documents, he, she or it might participate and vote, even if he, she or it has not submitted said documents in advance.

III.                              Vote

3.1.                            Voting Right

Pursuant to Art. 5 of Vale’s By-laws, each common share, each preferred class “A” share and each golden share confer the right to one vote in the deliberations of the General Meeting, it being certain that preferred shares class “A” and golden shares have the same political rights as the common shares, with the exception of voting for the appointment of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 of Vale’s By-laws, and also the right to appoint and dismiss one member of the Fiscal Council, and its respective alternate.

We emphasize, however, that prerogatives referred to in §§ 2 and 3 of Art. 11 of Vale’s By-laws can only be exercised by shareholders who are able to prove uninterrupted ownership of shareholding therein required for a period of 3 (three) months, at least, immediately prior to the General Meeting convened to appoint members of the Board of Directors.

IV.                               Matters of the Agenda

All documents relating to the Agenda of the Annual and Extraordinary General Meetings of Vale are at the disposal of the shareholders at the headquarters of Vale, in its Web page  (http://www.vale.com) and in the pages of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), of the US Securities and Exchange Commission (www.sec.gov), and the The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

4.1.                            Consideration of the Managements’ Report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2013

To deliberate on this item, the following are made available to shareholders (a) the Management’s Report, the Financial Statements and the Report of the External Auditor PricewaterhouseCoopers Auditores Independentes, published according to current legislation; and (b) Reports of the Board of Directors and the Fiscal Council, dated as of 2/26/2014.

4.2.                            Proposal for the destination of the result for the fiscal year of 2013

To deliberate on this matter, the following are made available to shareholders (a) the Executive Board’s proposal for destination of the result for the fiscal year ended 12/31/2013; (b) the Annex to the proposal in accordance with CVM Rule #481/2009 (Annex 9-1-II); and (c) the Reports of the Board of Directors and the Fiscal Council on the allocation of results; dated as of 2/26/2014.

4.3.                            Appointment of members to the Board of Directors of Vale

Pursuant to Art. 11 of Vale’s By-laws, the Board of Directors is composed of eleven effective members and corresponding alternates. The term of the members of the Board of Directors is two years, being reelection permitted. The appointment of the members of the Board of Directors shall observe the provisions of the legislation in force and in the Vale’s By-laws.

Considering the vacancy of positions in the Board of Directors, the following members have been appointed pursuant to §10 of Art. 11 of Vale’s By-laws: Mr. Hidehiro Takahashi and Ms. Laura Bedeschi Rego de Mattos, in the Board of Directors’ Meetings

as of 5/24/2013 and 2/26/2014, respectively, as alternate members of the Board of Directors to complete the term of office until the first General Meeting to be held.

Thus, Valepar S.A. proposes to ratify the appointment of both at the General Meeting to be held on 4/17/2014 for a term office until the Annual General Meeting of 2015 and to maintain temporarily vacant one position of an Effective Member of the Board of Directors.

4.3.1.                   Nominated by the controlling shareholder, Valepar S.A.

In accordance with the provisions of Art. 10 of CVM Rule #481/2009, follow information (items 12.6 to 12.10 of the Reference Form) related to Mr. Hidehiro Takahashi and Ms. Laura Bedeschi Rego de Mattos:

Name	Hidehiro Takahashi	Laura Bedeschi Rego de Mattos
Age	58	38
Profession	Economist	Chemical Engineer
CPF/MF	949.725.917-49	253.585.728-64
Office to be held	Alternate	Alternate
Date of appointment	17.04.2014	17.04.2014
Date of investiture	16.05.2014	16.05.2014
Term of Office	Until the holding of the Ordinary General Assembly in 2015	Until the holding of the Ordinary General Assembly in 2015
Other positions in Vale	N/A	Member of the Executive Development Committee

Main professional experience:

Hidehiro Takahashi

Alternate Member of the Board of Directors of Vale (since may/2013), where he also held the position of Alternate Member of the Board of Directors (2005 to 2009). His main professional experiences in the last 5 years includes: (i) Operating Officer, Mineral & Metal Resources Business Unit of Mitsui & Co Ltd. (since 2009); (ii) Executive Vice-President of Mitsui & Co. (Brazil) S.A. (2005 to 2009); (iii) General Manager of the

Department for America, Africa and Europe, Iron Ore Division (2002 to 2005) of Mitsui; (iv) Director, General Manager of Metals Division of Mitsui Brazilian Raw Materials Import and Export S.A., Rio de Janeiro Branch (1997 to 2002); (v) Member of the Board of Directors of Caemi Mineração e Metalurgia S.A. (1997 to 2002), a company that was acquired by Vale; (vi) General Manager of the Department for America, Africa and Europe, Iron Ore Division (1995 to 1997) of Mitsui; (vii) Director of the Division of Steel Raw Materials Mitsui Brazil Import and Export S.A., Rio de Janeiro Branch (1989 to 1995). He graduated in Political Economy at the University of Waseda (Japan) in March 1980.

Laura Bedeschi Rego de Mattos

Alternate Member of the Board of Directors of Vale (since February 2014) and member of the Executive Development Committee (since February 2013). Her main professional experiences includes: (i) alternate Member of the Board of Directors of Valepar (from 2010 to February 2014), the controlling shareholder of Vale, closed company which is a holding company; (ii) head of the Department responsible for Monitoring and Managing the portfolio of Shareholdings of the Banco Nacional de Desenvolvimento Econômico e Social-BNDES, a development bank (since 2002); (iii) alternate Member of the Board of Directors of Oi S.A., a publicly-traded telephone company (since 2011); (v) alternate Member of the Board of Directors of Latin America Logística S.A., a publicly-traded logistics company (since 2011); (vi) alternate Member of the Board of Directors (since 2011) and Member of the Finance Committee (from 2012) of Fibria S.A., a publicly-traded company that operates in the paper and pulp sector. She graduated in Chemical Engineering at the Federal University of Rio de Janeiro in 1999, completed a Masters in Science in Energy Planning at the Federal University of Rio de Janeiro in 2002 and a graduate Executive MBA in Finance at IBMEC, in 2007.

Declarations.

Judicial and administrative convictions (including criminal). All the candidates declared, individually and for all legal purposes, that in the last 5 (five) years, they have not had any criminal conviction, any sentence in administrative process of the Brazilian Securities and Exchange Commission (CVM), or any conviction, in the judicial or administrative sphere, that might have suspended them or made them ineligible for any professional or commercial activity.

Marital relationship, stable union or kinship up to the second degree. All the candidates declared, individually and for all legal purposes, that there is no marital relationship,

stable union or kinship up to the second degree between them and (i) the managers of Vale; (ii) managers of controlled companies, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the corporate managers of companies controlled directly or indirectly by Vale.

Relationships of subordination, service providers or control. All the candidates declared, individually and for all legal purposes, that there have been no relations of subordination, service or control, maintained in the 3 (three) last financial years, among them and (i) any company controlled, directly or indirectly, by Vale; (ii) the direct or indirect controllers of Vale; or (iii) relevant suppliers, customers, debtors or creditors of Vale, of its subsidiaries or its controlling shareholders.

4.4.                           Appointment of members to the Fiscal Council

Pursuant to Art. 36 of Vale’s Bylaws, the Fiscal Council is permanent, composed of three to five effective members and their corresponding alternates, who remain in Office until the first Annual General Meeting after their appointment. The appointment of the members of the Fiscal Council shall observe the provisions of the legislation in force and Vale’s By-laws.

In accordance with the provisions of Art. 10 of CVM Rule #481/2009, follows information (items 12.6 to 12.10 of the Reference Form) regarding the candidates nominated for reelection by the shareholder Valepar S.A. for the positions of effective and alternate members of the Fiscal Council.

Effective

Name	Arnaldo José Vollet	Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Age	65	46	75
Profession	Graduate in Maths	Graduate in Economics	Accountant
CPF/MF	375.560.618-68	929.390.077-72	011.504.567-87
Office to be held	Effective Member	Effective Member	Effective Member
Date of appointment	17.04.2014	17.04.2014	17.04.2014
Date of investiture	16.05.2014	16.05.2014	16.05.2014

Term of Office	Until the Ordinary General Assembly in 2015	Until the Ordinary General Assembly in 2015	Until the Ordinary General Assembly in 2015
Other positions in Vale	N/A	N/A	N/A

Alternate

Name	Valeriano Gomes	Vago(1)	Oswaldo Mário Pego de Amorim Azevedo
Age	60	-	72
Profession	Economist	-	Industrial and manufacturing engineer
CPF/MF	313.022.547-15	-	005.065.327-04
Office to be held	Alternate Member	-	Alternate Member
Date of appointment	17.04.2014	-	17.04.2014
Date of investiture	16.05.2014	-	16.05.20134
Term of Office	Until the Ordinary General Assembly in 2015	-	Until the Ordinary General Assembly in 2015
Other positions in Vale	N/A	-	N/A

(1) There is no nomination for a substitute member for Mr Marcelo  Amaral Moraes.

Main professional experience:

Sitting members

Arnaldo José Vollet

Member of the Fiscal Council of Vale (since 2011). His main professional experiences in the last five (5) years includes: (i) Effective Member of the Auditing Committee of Caixa Econômica Federal (since October 2013), public closed company and financial institution; (ii) Executive Officer of BB DTVM (from 2002 to 2009), closed capital securities brokerage; (iii) Chief Financial and Investor Relations Officer of the Electric Power Company of Bahia-Coelba (2000 to 2002), a publicly-traded company that carries out distribution and sale of electricity; (iv) a member of the Fiscal Council of Telesp Celular — Participações (1999 to 2000) a publicly-traded company that used to develop activities in the telecommunications sector; (v) a member of the Fiscal Council of CELPE — Cia. de Eletricidade de Pernambuco (2004 to 2009), a publicly-traded company, which is active in the power distributor sector; (vi) member of the Board of Directors of Guaraniana, current Neoenergia S.A. (2002 to 2003), a publicly-held holding company in the power sector; (vii) a alternate member of the Board of Directors of CEMIG - Cia de Energia de Minas Gerais (2003 to 2005), publicly-traded company in the power  generation and distribution sector; (viii) member of the Board of Directors of Pronor Petroquímica S.A. (1997 to 1998), a publicly-traded company that had its capital closed in May 2011, working with the manufacturing, processing, trade, import, export and sale of chemicals and petrochemicals; and (ix) member of the Board of Directors of Nitrocarbono S.A. (1997 to 1998), a publicly-traded company that was merged in 2003 into Braskem S.A., and worked with basic and intermediate organic products, petrochemicals and coal derivatives and alcohol. He graduated in mathematics at the University of São Paulo (USP) in December 1975, and completed an Executive MBA in Finance at the Instituto Brasileiro de Mercado de Capitais (IBMEC/RJ) in June 1992.

Marcelo Amaral Moraes

Member of the Fiscal Council of Vale (since 2004), where he also held the position of Alternate Member (2003). His main professional experiences includes: (i) Investment Manager at Bradespar S.A. (2000 to 2006), a publicly-traded company, holding a stake in Valepar S.A., which acts as a holding company; (ii) alternate Member of the Board of Directors of Net Serviços de Comunicação S.A., a pay-TV operator (2004 to 2005); (iii) Executive Officer of Stratus Investments Ltd. (2006 to 2010), private equity manager; (iv) Executive Officer of Capital Dynamics Investimentos Ltda. (since Jan/2012), a private equity management company; and (v) an Observer-Member of the Board of Directors of Infinity Bio-Energy S.A. (April/2011 to March 2012). He graduated in Economics at the Federal University of Rio de Janeiro in January 1991, completed an MBA at COPPEAD/UFRJ in November 1993, and a Postgraduate Degree in Corporate Law and Arbitration at Fundação Getúlio Vargas (FGV) in November 2003.

Aníbal Moreira dos Santos

Effective Member of the Fiscal Council of Vale since 2005, where he also held the position of alternate member from April to July 2005. His main professional experiences includes: (i) Manager of Controllership of Caemi Mineração e Metalurgia S.A. (“Caemi”) (from 1981 to 2003), a publicly-traded mining company merged into Vale in 2006; (ii) Executive Officer of several privately held corporations controlled by Caemi abroad; (iii) an alternate member of the Board of Directors (from 1998 to 2003) of closed capital companies Minerações Brasileiras Reunidas S.A. — MBR, a closed company, working with mining, and Empreendimentos Brasileiros de Mineração S.A. — EBM, a closed company acting as a holding; and (iv) Effective Member of the Fiscal Council of Log-In Logística Intermodal S.A., since April 2009, a publicly traded company for intermodal transport. He graduated in Accounting at the Technical Trade School of Fundação Getúlio Vargas in April 1962.

Substitutes

Valeriano Durval Guimarães Gomes

Alternate Member of the Fiscal Council of Vale (from 2013). His main professional experiences includes: (i) Effective Member of the Deliberative Council of the Association of Former Officers of the Bank of Brazil (since 2011); (ii) Managing Partner of Barbosa Guimarães Consultoria Econômica-Financeira Ltda. (since 2007), a company working with preparation of economic projects and financial consulting; (iii) Alternate Member of the Board of Directors of Neoenergia S.A. (2007 to 2010), a publicly-held holding company in the power sector; (iv) Alternate Member of the Board of Directors of Nitrocarbono S.A. (2002 to 2003), a publicly-held traded company, with interests in oils, fuels, petroleum and derivatives; (v) Alternate Member of the Board of Pronor Petroquímica S.A. (2002 to 2004), a publicly traded company, with activities including manufacturing, processing, trade, import, export and sale of chemical and petrochemical products. He graduated in Economics at the Universidade Estácio de Sá in 1978, concluded the IAG Masters in Finance and Capital markets at the Pontifícia Universidade Católica of Rio de Janeiro in 1998 and has a specialization in Economic Analysis at the Universidade Federal do Rio de Janeiro (2001).

Oswaldo Mário Pêgo de Amorim Azevedo

Alternate Member of the Fiscal Council of Vale (since 2005), where he also held the positions of Effective Member of the Fiscal Council (2004 to 2005) and Engineer at the

industrial supply area (Pelletizing) (1964 to 1976). His main professional experience in the last 5 years includes: (i) Special Advisory Board Member of the Union of Private Insurance, Capitalization and Reinsurance Companies of Rio de Janeiro and Espírito Santo (since 2005); (ii) Director of the Sul America Cia de Seguros Gerais (2008 to 2012), privately held insurance company; (iii) Ombudsman for the Sul America Insurance Conglomerate, (from 2005 to 2012), where he also assumed the position of (iv) Vice-President for Institutional Relations and Branches Abroad (from 1990 to 2010); (v) Director (1980 to 1990); and (vi) Deputy Director (1976 to 1980) (vii) Vice-President of the National Federation of Private Insurance and Capitalization Companies (2004 to 2007); (viii) Vice-President of the Union of Private Insurance Capitalization and Reinsurance Companies of Rio de Janeiro (from 2007 to 2012), where he had already exercised the Office of President (1989 to 1992 and 2001 to 2004); (ix) Alternate Member of the Board of Directors of BrasilVeículos Cia de Seguros (2006 to 2010) and (x) BrasilSaúde Cia de Seguros (2006 to 2010), both privately held insurance companies; (xi) Vice President of Sul América S.A., a publicly traded company which administers own assets and participations and corporate shareholdings (2006 to 2007); (xii) Director and (xiii) Vice-President of the South America Cia. Nacional de Seguros, an insurance company whose capital was closed in 2008 (from 1980 to 2010); (xiv) Director and Vice-President of Nova Ação Participações S.A., a publicly traded company that administers its own assets, especially financial investments (2006 to 2010); He was also Director (i) and (ii) Vice-President of Sul América Terrestres, Marítimos e Acidentes Cia de Seguros, an insurance company whose capital was closed and subsequently merged into South America Cia. Nacional de Seguros (from 1980 to 1998); (ii) Director of the Sul America Cia de Seguros S.A., a publicly traded insurance company based in Lima, Peru (1996 to 2003); (iv) Director of Corcovado S.A., a real estate company based in Lima, Peru, whose capital was closed in 2004 (2003 to 2009); and (v) Director of Sul América Capitalização S.A, a privately held company that markets savings bonds (from 1987 to 1998). He graduated in Industrial Engineering and Production at the Pontifícia Universidade Católica do Rio de Janeiro (PUC) in January 1964.

Declarations

Judicial and administrative convictions (including criminal). All the candidates declared, individually and for all legal purposes, that in the last 5 (five) years, they have not had any criminal conviction, any sentence in administrative process of the Brazilian Securities and Exchange Commission, or any conviction, in the judicial or administrative sphere, that might have suspended them or made them ineligible for any professional or commercial activity.

Marital relationship, stable union or kinship up to the second degree. All the candidates declared, individually and for all legal purposes, that there is no marital relationship, stable union or kinship up to the second degree between them and (i) the managers of Vale; (ii) managers of controlled companies, direct or indirect, of Vale; (iii) direct or indirect controllers of Vale; and (iv) the corporate managers of companies controlled directly or indirectly by Vale.

Relationships of subordination, service providers or control. All the candidates declared, individually and for all legal purposes, that there have been no relations of subordination, service or control, maintained in the 3 (three) last financial years, among them and (i) any company controlled, directly or indirectly, by Vale; (ii) the direct or indirect controllers of Vale; or (iii) relevant suppliers, customers, debtors or creditors of Vale, of its subsidiaries or its controlling shareholders.

Confirmation of Independence

The candidates for reelection to the positions of effective/alternate members of the Fiscal Council, individually, have confirmed their independent status, for the purposes of section 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited  being eligible as independent members of the Fiscal Council.

4.5.                           Establishment of the compensation of Vale’s Managers and Fiscal Council members for 2014

The proposal on the Managers’ compensation is made available pursuant to Item 13 of CVM Rule #480/2009.

4.6.                           Proposal for cancellation of shares held in Treasury

In accordance with CVM Rule #10/1980, as amended by CVM Rule #268/1997 and  Art. 14, XXXII of Vale’s By-laws, the Board of Directors approved, on 6/30/2011, the acquisition by Vale and/or any of its subsidiaries, of common and preferred class “A” shares issued by Vale, with the aim to cancel them (“Buy-Back Program”). As a result of such program 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by the company were acquired and remained in Treasury for subsequent cancellation.

Thus, the proposal to be submitted to the shareholders is to cancel the 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in Treasury and derived from the share buyback program, with a consequent change in the caput of  Art. 5 of Vale’s By-laws in order to reflect such cancellation.

To deliberate on this matter, we provide the report in table form, detailing the source and justification of the proposed change, analyzing their possible legal and economic effects, as well as the Report of the Fiscal Council, dated 3/7/2014.

4.7.                           Proposal to increase the share capital of Vale, without issuance of shares

Considering that article 545 of the Income Tax Regulations of 1999 establishes that the income tax incentives, earned with exploration of priority activities in the areas of SUDAM and SUDENE, should be maintained in a specific reserve for tax incentives for use in increase of capital or in absorption of tax losses and should be excluded from the basis of the remuneration of shareholders, a proposal will be submitted to shareholders’ approval for a capital increase in the amount of R$ 2,300,000,000 .00 (two billion and three hundred million Brazilian Reais), by means of the capitalization of tax incentives, income tax accrued and received out in the areas of SUDAM and SUDENE until December 31, 2012, amounting to R$2,271,836,962.16 (two billion, two hundred and seventy-one million, eight hundred and thirty-six thousand, nine hundred and sixty-two Brazilian Reais and sixteen cents) plus part of the profit reserve for expansion/investments in the amount of R$ 28,163,037.84 (twenty-eight million, one hundred and sixty three thousand, thirty-seven Brazilian Reais and eighty four cents)

To deliberate on this subject, are made available the proposal for increasing the share capital by means of a capitalization of reserves, as well as the report in table form, detailing the source and justification of the proposed change, analyzing their possible legal and economic effects, and also the report of the Fiscal Council, dated 3/7/2014.

4.8.                           Amendment to the caput of Art. 5 of Vale’s By-laws to reflect the proposals contained in items 4.6 and 4.7 above

Whereas, if adopted, the proposed cancellation of common and preferred shares issued by Vale and the capital increase using reserves, without issuing shares, will require a change in the caput of Art. 5th of Vale’s By-laws, the draft of Vale’s By-laws is made available to the shareholders, containing the new wording of the caput of article 5th, in addition to the documents mentioned under items 4.6 and 4.7 above.

V.                                     POWER OF ATTORNEY STANDARD FOR REFERENCE ONLY

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [              ] e inscrito no CPF/MF sob o nº [            ], residente e domiciliado [ENDEREÇO], na Cidade [              ], Estado [              ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem  realizadas em primeira convocação  no dia 17 de abril de 2014, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a(s) ata(s) dessas Assembleias Gerais,  e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL  STATUS], [PROFESSION], with ID #[        ] and holder  of  CPF/MF # [            ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [              ], State of [              ] (the “Grantee”), as true and lawful attorneys-in-fact to represent the Grantor at Ordinary and Extraordinary Shareholders’ Meeting to be held on first call on April 17, 2014, at 11 a.m., and, if necessary, on second  call on a date to be duly  informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:

Assembleia Geral Ordinária

1) Apreciação do relatório da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2013.

☐ a favor    ☐ contra  ☐ abstenção

2) Proposta para a destinação do resultado do exercício de 2013.

☐ a favor    ☐ contra   ☐ abstenção

Agenda:

Ordinary Shareholders’ Meeting

1) Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2013.

☐ Pro     ☐ Against     ☐ Abstain

2)  Proposal for the destination of the result of the said fiscal year.

☐ Pro     ☐ Against     ☐ Abstain

3)  Eleição de membros do Conselho de Administração

☐ a favor    ☐ contra   ☐ abstenção

4) Eleição de membros do Conselho Fiscal

☐ a favor    ☐ contra   ☐ abstenção

5)   Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2014.

☐ a favor    ☐ contra   ☐ abstenção

Assembleia Geral Extraordinária

6)  Proposta de cancelamento 39.536.080 ações ordinárias e 81.451.900 ações preferenciais classe “A” de emissão da Vale que estão em Tesouraria.

☐ a favor    ☐ contra   ☐ abstenção

7) Proposta de aumento do capital social da Vale, sem emissão de ações, no valor total de R$2.300.000.000,00, mediante a capitalização (i) da reserva de incentivos fiscais de imposto de renda, realizados nas áreas da SUDAM e da SUDENE até 31 de dezembro de 2012, e (ii) de parcela da reserva de lucros para expansão/investimentos

☐ a favor    ☐ contra   ☐ abstenção

3)  Appointment of  members of the Board of Directors

☐ Pro     ☐ Against     ☐ Abstain

4) Appointment of members of the Fiscal Council

☐ Pro     ☐ Against     ☐ Abstain

5) Establishment of the remuneration of the Senior Management and Fiscal Council members for the fiscal year of 2014.

☐ Pro     ☐ Against     ☐ Abstain

Extraordinary Shareholders’ Meeting

6)  Proposal to cancel 39.536.080 ordinary shares and 81.451.900 preferred shares “class A” issued by Vale and maintained in the treasury.

☐ Pro     ☐ Against     ☐ Abstain

7) Proposal to increase the share capital of Vale, without issuance of new shares, in the total amount of R$2,300,000,000.00, through the capitalization of (i) income tax incentive reserve related to the SUDAM and SUDENE areas as of December 31, 2012, and (ii) part of the profit reserve for expansion/investments.

☐ Pro     ☐ Against     ☐ Abstain

8) Alteração do caput do Art. 5º do Estatuto Social da Vale para refletir as propostas constantes dos itens 6 e 7 acima.

☐ a favor    ☐ contra   ☐ abstenção

Este instrumento será válido e produzirá efeitos a partir da data de sua assinatura até 31 de maio de 2014 ou até o primeiro dia útil após a realização das Assembleias Gerais aqui referidas, em caso de segunda convocação, o que ocorrer primeiro.

[Local], [Data].

8) Amendment of caput of Article 5th of Vale’s Bylaws in order to reflect the proposals of items 6 and 7 above.

☐ Pro     ☐ Against     ☐ Abstain

This power of attorney shall remain in full force and produce effects from its signature date until May 31st, 2014 or until the first business day after the General Meetings referred herein take place, in case of second call, whatsoever occurs first.

[Place], [Date].

[Acionista]	[Shareholders]

PROPOSAL FOR THE DESTINATION OF NET INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Dear Members of the Board of Directors

The Executive Officers’ Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2013.

The net income for the year, according to the Income Statement, amounted to R$115,090,671.19   (one hundred and fifteen million, ninety thousand reais and nineteen cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission rules (CVM) / Accounting Standards Committee (CPC). The net income shall be added to the income due the adoption of new accounting pronouncements issued by CVM / CPC in the amount of R$14,627,000.00 (fourteen million six hundred and twenty-seven thousand reais). The net profits added to the unrealized income reserve, in the amount of R$9,220,205,039.03 (nine billion, two hundred and twenty million, two hundred and five thousand, thirty-nine reais and three cents) amount to R$9.349.922.710,22 (nine billion, three hundred forty-nine million, nine hundred and twenty-two thousand, seven hundred and ten reais and twenty two cents) for which the following destination is hereby proposed:

I -                                             LEGAL RESERVE

To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$6,485,883.56 (six million, four hundred and eighty-three thousand, eight hundred and eighty three reais and fifty six cents).

The allocation to this may recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital.

II -                                        TAX INCENTIVE RESERVES

Vale is entitled to an income tax reduction on regulated exploration profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration #10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report  #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão.

Vale also benefits from Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the funds  with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas.

According to tax law (article #545 of Income Tax Regulation) the amount benefited and not payed to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity exclusive to increase capital or to absorb losses.

As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$24,161,826.66 (twenty four million, one hundred sixty one thousand, eight hundred twenty six reais and sixty-six cents) to that Reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above.

III -                                   DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Pursuant to Article 42 of  Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by  the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the Bylaw, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividends payments of.

The adjusted net income, which for 2013 amounted to R$ R$99,069,960.97 (ninety nine million, sixty-nine thousand, nine hundred and sixty reais and ninety seven cents), equals to net income of the year of R$115,090,671.19 (one hundred and fifteen million, ninety thousand, six hundred and seventy-one reais and nineteen cents), reduced by the amount of the constituted legal reserve of R$6,485,883.56 (six million, eight hundred and eighty three thousand reais and fifty-six cents), and the destination to taxes incentive reserve of R$24,161,826.66 (twenty four million, one hundred sixty one thousand, eight hundred twenty six reais and sixty six cents). Thus, the minimum mandatory dividend of 25% of the adjusted net income as dividends amounts to R$24,767,490.24 (twenty four million, seven hundred and sixty-seven thousand, four hundred and ninety reais and twenty four cents), which corresponds to R$0.004806072 per outstanding common and preferred share.

Persuant to Article 5, Paragraph 5 of Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Bylaws as per the following criteria:

(a)             priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them;

(b)             right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above.

On December 31, 2013, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.898761480 per outstanding prefeered share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,858,884,628.09 (one billion, eight hundred fifty-eight million, eight hundred and eighty-four thousand, six hundred twenty-eight reais and nine cents), corresponding to R$0.944688680, per outstanding preferred share, whichever is higher.

Considering the total balance of mandatory dividend related to fiscal year 2013, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of  Bylaws, Vale´s actual financial position, according to balance sheet related to 2013 and the option by equal shareholders’ treatment, the Board of Executive Officers propose to ratify shareholders’ distribution during 2013, as dividends and interest on stockholders’ equity, in the total gross amount of R$9,319,275,000.00 (nine billion, three hundred and nineteen million, two hundred and seventy five thousand reais) , under the terms stated in sequence, considered as advances of distribution for the year 2013:

a)        the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal and approved by the Board of Directors, at the meeting held on April 16, 2013, in the total gross amount of R$4,452,750,000.00 (four billion, four hundred fifty-two million, seven hundred and fifty thousand reais), equivalent to R$0.864045420 per outstanding common or preferred share distributed as follows, R$791,600,000.00 (seven hundred ninety-one million, six hundred thousand reais) as dividends and R$3,661,150,000.00 (three billion, six hundred sixty-one million, one hundred and fifty thousand reais), paid from April 30, 2013;

b)        the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal approved by the Board of Directors, at the meeting held on October 17, 2013 in the total gross amount of R$4,866,525,000.00 (four billion, eight hundred sixty-six million, five hundred twenty-five thousand reais), equivalent of R$0.944337462 per outstanding common or preferred share distributed as follows, R$621,525,000.00 (six hundred twenty-one million and five hundred and twenty-five thousand reais) as dividends and R$4,245,000,000.00 (four billion, two hundred forty-five million reais), paid from October 31, 2013.

This way, obligatory dividend was fully paid, with no retained amount.

Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2013	2012	2011

Net income per share	R$0.03	R$2.03	R$7.42
Interest on shareholders’ equity and dividends per share	R$1.808382882	R$1.828805334	R$1.755732583

Note: Same amounts for all species and classes of shares issued by Vale.

IV -         INVESTMENT/EXPANSION RESERVES

The execution of investment/expansion reserve in the amount of R$9,220,205,039.03 (nine billion, two hundred and twenty million, two hundred and five thousand, thirty-nine reais and three cents) refers to the amount to 9,319,275,000.00  (nine billion, three hundred nineteen million, two hundred seventy five thousand reais) related to payment of dividends/interest on shareholder´s equity, deducted of the remaining balance of retained earnings in the amount of R$99,069,960.97 (ninety nine million, sixty nine thousand, nine hundred and sixty reais and ninety-seven cents).

V -           SUMMARY

This proposal covers the following allocation of net income for the year 2013:

IN FLOWS	R$
- Net income of the year	115,090,671.19
- Retained Earnings	14,627,000,00
- Realization of investment/expansion reserve	9,220,205,039.03
9,349,922,710.22

ALLOCATION
- Legal reserve	6,485,883.56
- Tax incentives reserves	24,161,826.66
- Remuneration of shareholders:
- Advanced Interest on shareholder’s equity April 2013	3,661,150,000.00
- Advanced Dividends April 2013	791,600,000.00
- Advanced Interest on shareholder’s equity October 2013	4,245,000,000.00
- Advanced Dividends October 2013	621,525,000.00
9,319,275,000.00
9,349,922,710.22

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers.

Rio de Janeiro, February 24, 2014.

Murilo Pinto de Oliveira Ferreira	Vânia Lucia Chaves Somavilla
Chief Executive Officer	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy

Luciano Siani Pires	Roger Allan Downey
Chief of Finance Officer and Investors Relations	Executive Officer (Fertilizers and Coal)

José Carlos Martins	Galib Abrahão Chaim
Executive Officer (Ferrous e Strategy)	Executive Officer (Capital Projects
Implementation)

Humberto Ramos de Freitas	Gerd Peter Poppinga
Executive Officer (Logistics and Mineral	Executive Officer (Base Metals and
Research)	Information Technology)

Annex to the Proposal for the Destination of the Result

related to the fiscal year ended December 31, 2013

Under Article 9, §1, II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income of the 2013 fiscal year	R$115,090,671.19 plus R$ 14,627,000.00 of retained earnings, leading to a total amount of R$129,717,671.19
2. Global and per share amount of dividends, including anticipated dividends and interest on shareholders’ equity already declared	Global Amount of: R$9,319,275,000.00 R$1.808382882 per outstanding share, either common or preferred (class “A” and golden shares)
3. Percentage of the net income related to the 2013 fiscal year already distributed	100% adjusted net income
4. Global and per share amount of dividends distributed based on profits from previous fiscal years	Not applicable
5. Shareholders’ Remuneration for the 2013 fiscal year, net of dividends declared on April 16, 2013 and October 17, 2013

Gross amount of dividends and interest on shareholders’ equity, broken down by type and class of share: Not applicable

Form and period of payment of interest on shareholders’ equity: Not applicable

Any monetary restatement and interests on the dividends and interest on shareholders’ equity: Not applicable

Declaration date of payment of dividends and interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: Not applicable

DESCRIPTION	INFORMATION
6.A. Dividends and interest on shareholders’ equity resolved on April 16, 2013

Gross value of R$0.864045420 per outstanding share, either common or preferred (Class “A” and golden share), being R$ 0.710437345 as interest on shareholders’ equity and R$ 0.153608075 as dividends.

Payment Date: April 30, 2013.

6.B. Dividends and interest on shareholders’ equity resolved on October 17, 2013

Gross value of R$0.944337462 per outstanding share, either common or preferred (Class “A” and golden share), being R$0.823732032 as interest on shareholders’ equity and R$0.120605430 as dividends.

Payment Date: October 31, 2013.

7. Provide a comparative table with the following amounts, by type and class of share: a) net income of the 2013 fiscal year and the three (3) previous fiscal years; b) dividends and interest on shareholders’ equity distributed in the three (3) previous fiscal years		2013	2012	2011

	Net income per outstanding share	R$0.03	R$2.03	R$7.42

	Dividends and interest on shareholders’ equity per outstanding share	R$1.808382882	R$1. 828805334	R$1.755732583

Obs: Equal amounts to all types and classes of shares.
8. Allocation of profits to legal reserve

Amount allocated to the legal reserve: R$6,485,883.56

Description of the calculation of the legal reserve:

Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, up to a limit of 20% of the paid-up capital, in accordance with Article 193 of the Brazilian Corporate Law and Article 42 of Vale’s Bylaws.

The allocation to this reserve may not be done in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/1976) exceeds 30% of the corporate capital.

9. Preferred shares entitled to fixed or minimum dividends	Description of the formula calculation:

DESCRIPTION	INFORMATION

In accordance with Article 5º, § 5º of Vale’s Bylaws, holders of preferred shares (class A and golden shares) shall be entitled to receive dividends calculated as set forth in Chapter VII of these Bylaws in accordance to the following criteria:

a) priority to receive dividends corresponding to (i) a minimum of 3% (three percent) of the net equity share value, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the portion of the capital represented by this class of share, whichever higher among them;

b) right to participate in the profits distribution, in the same conditions as those applicable to common shares, once a dividend equal to the minimum annual dividend established in accordance with letter “a” above is ensured to such common shares.

The fiscal year profit is enough for the full payment of the fixed or minimum dividends.

There are no cumulative installments outstanding.

As of December 31, 2013, the reference value for the minimum annual dividend is either R$1,768,512,670.33, which corresponds to 6% over the preferred capital, equivalent to R$0.898761480 per share; or R$1,858,884,628.09, which corresponds to the 3% of shareholder’s equity of preferred shares outstanding, equivalent to R$0.944688680 per outstanding preferred share, whichever is higher.

10. Mandatory Dividend

Describe the method of calculation provided for in the Bylaws:

Pursuant to Article 42 of Vale’s By-Laws, after the establishment of the legal reserve, the destination of the remaining portion of the net income calculated at the end of each financial year shall, through a Management proposal, be submitted to the General Shareholders Meeting, and the amount, paid or credited, as interest on shareholders’ equity, according to Article 9, §7 of Law #9,249/1995 and the

DESCRIPTION	INFORMATION

applicable legislation and regulation, may be ascribed to the mandatory dividend and to the minimum annual dividend on the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company.

The proposal for distribution of profits shall consider the following reserves: (i) Tax Incentive Reserve, to be established in accordance with applicable fiscal legislation;(ii) Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and up to the Company’s corporate capital.

At least 25% of the annual net income adjusted in accordance with the applicable legislation shall be distributed as dividends.

The mandatory dividend has been paid in full.

Retained amount: Not applicable.

11. In the event of any retention of the mandatory dividend due to the Company’s financial condition: (a) inform the amount of the retention; (b) provide a detailed description of the Company’s financial condition, including the aspects related to the liquidity analysis, working capital and positive cash flows; (c) justify the retention of dividends.

Not applicable.

12. In the event of allocation of profits to the contingencies reserve: (a) identify the amount allocated to such reserve; (b) identify the deemed probable loss and its cause; (c) explain why the loss was deemed probable; (d) justify the constitution of the reserve.

Not applicable.
13. In the event of allocation of profits to the	Not applicable.

DESCRIPTION	INFORMATION
unrealized income reserve: (a) inform the amount allocated to such reserve; (b) inform the nature of the unrealized income that gave rise to the reserve.

14. In the event of allocation of profits to the statutory reserves: (a) describe the Bylaws provisions which established the reserve; (b) identify the amount allocated to the reserve; (c) describe the calculation of such amount.

The Article 43 of Vale’s Bylaws provides that the proposed allocation of profits consider the establishment of the following reserves:

I — Tax Incentives Reserve, to be established in accordance with prevailing fiscal legislation;

II — Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s corporate capital.

The Management proposes to not allocate any amount to the reserves above, since there is no net income remaining after allocation to Legal Reserve, Reserve Tax Incentive and payment of dividends/interest on shareholders’ equity on April 30, 2013 and October 31, 2013.

15. Retained earnings provided for in the Investment Budget	Not applicable.
16. Destination of profits to the Tax Incentive Reserve

The amount of R$24,161,826.66 was allocated to the Tax Incentive Reserve.

Vale is entitled to an income tax reduction on regulated exploration profits, as provided by: (a) Establishment Report #023/2007 issued by Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Establishment Report #105/2009 and Declaration #10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão.

DESCRIPTION	INFORMATION

Vale also benefits from Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due on the acquisition of equipment for the operational plants on de SUDAM and SUDENE areas.

According to tax law (Article #545 of Income Tax Regulation) the amount benefited and not paid to ITR is not available for distribution to shareholders and must be accounted in a specific reserve solely to be used in capital increases or to absorb losses.

Considering the above and pursuant to Article 195-A of Federal Law #6,404/1976, included by Federal Law #11,638/2007, we propose the allocation to that Reserve of the amount of R$24,161,826.66, equivalent to the total tax amount not collected by Vale due to the fiscal benefits mentioned above.

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2013, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2014.

Rio de Janeiro, February 26, 2014.

Dan Conrado Chairman	Marcel Juviniano Barros Director

Hayton Jurema da Rocha Director	Renato da Cruz Gomes Director

Luiz Maurício Leuzinger Director	Hidehiro Takahashi Director

Eduardo de Oliveira Rodrigues Filho Director	Laura Bedeschi Rego de Mattos Director

João Batista Cavaglieri Director

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2013

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2013, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2014.

Rio de Janeiro, February 26, 2014.

Dan Conrado Chairman	Marcel Juviniano Barros Director

Hayton Jurema da Rocha Director	Renato da Cruz Gomes Director

Luiz Maurício Leuzinger Director	Hidehiro Takahashi Director

Eduardo de Oliveira Rodrigues Filho Director	Laura Bedeschi Rego de Mattos Director

João Batista Cavaglieri Director

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2013 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 26th, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2013

The Fiscal Council of Vale SA (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2013, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 26th, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On February 25th and (additionaly) 26th, 2014, at 9:30 am, met, ordinarily, at Vale’s head office, ate Avenida Graça Aranha, 26, 17th floor, Rio de Janeiro, Messrs. Marcelo Amaral Moraes — Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, and the alternate member Mr. Paulo Fontoura Valle. Present, also, Mr. Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed upon following subjects:

6 — ISSUANCE OF OPINION ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE 2013 FINANCIAL YEAR: The Fiscal Council, having previously read the Board of Directors’ Report and Executive Board’s Proposal for Distribution of Net Profits for the financial year ended December 31, 2013, issued an “OPINION OF THE FISCAL COUNCIL ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A, ON DECEMBER 31, 2013” and an “OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR DISTRIBUTION OF PROFITS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2013”.

10 — CANCELLATION OF COMMON AND PREFERRED SHARES ISSUED BY VALE: The members of the Fiscal Council undersigned, having analyzed the Management’s Proposal referred to the cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in treasury as a result of the shares repurchase program approved on June 30, 2011, with the corresponding amendment of the caput of Article 5 of the Vale’s Bylaws to reflect such cancellation, as DDE 044/2014 (Decision of Executive Board), to be submitted for the Board of Directors approval. The Counselors have obtained additional information on details of the operation of the financial area. After the details from the Fiscal Council were issued an “OPINION OF THE FISCAL COUNCIL ON THE CANCELLATION OF COMMON AND PREFERRED SHARES ISSUED BY VALE AND HELD IN TREASURY”, was attached to the minutes.

I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.”

Rio de Janeiro, February 25th and 26th, 2014.

Cleber Santiago

Secretary of the Fiscal Council

Report on the proposed amendment to
Bylaws of Vale SA

Below is the report, in table form, detailing the origin and justification of the proposed amendment to the Bylaws and analyzing the potential legal and economic effects:

Current wording of Bylaws	Writing proposal to Bylaws	Justificatiion

“Article 5th - The Capital Stock is R$ 75,000,000,000.00 (seventy-five billion Brazilian reais) corresponding to 5,365,304,100 (five billion, three hundred sixty-five million, three hundred and four thousand, one hundred) shares, being R$ 45,524,788,827,91 (forty five billion, five hundred twenty four million, seven hundred and eighty eight thousand, eight hundred and twenty seven Brazilian reais and ninety one cents), divided into 3,256,724,482 (three billion, two hundred fifty six million, seven hundred and twenty four thousand, four hundred and eighty two) book shares and R$

“Article 5th - The Capital Stock is R$ 75,000,000,000.00 (seventy five billion Brazilian reais) corresponding to 5,244,316,120 (five billion, two hundred forty four million, three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 45,524,788.827,91 (forty-five billion, five hundred twenty four million, seven hundred and eighty eight thousand, eight hundred and twenty seven Brazilian reais and ninety one cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million hundred eighty eight thousand four hundred two) book shares and R$ 29,475,211,172.09 (twenty nine billion,

Pursuant to CVM Instruction nº 10/80, amended by CVM Instruction 268/97 and Article 14, XXXII of the Bylaws, the Board of Directors of the Company approved, on 30/06/2011, the acquisition, by Vale and/ or any of its subsidiaries, of common and preferred shares class “A” issued by Vale, with the purpose of cancellation (“Repurchase Program”). As a result of this program were acquired 39,536,080 common shares and 81,451,900 preferred shares class “A” issued by the Company who remained in Treasury for subsequent cancellation.

Legal effect. The proposed cancellation of shares impacts in reducing the amount of common and preferred shares of total share capital of the Company, without changing the percentage interest of the shareholders.

Economic effect. The proposed cancellation of shares impacts in reducing the amount of common and preferred

Current wording of Bylaws	Writing proposal to Bylaws	Justificatiion

29,475,211,172.09 (twenty nine billion, four hundred seventy five million, two hundred and eleven thousand, one hundred and thirty six dollars and nine cents) divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy nine thousand, six hundred and eighteen) preferred shares Class “A”, including twelve (12) special class, all without nominal value.

four hundred seventy-five million, two hundred and eleven thousand, one hundred and thirty six dollars and nine cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred twenty-seven thousand seven hundred and eighteen) preferred shares class “A”, including twelve (12) special class, all without nominal value.

shares of total Equity of the Company and, as a counterpart, a reduction of the Earnings Reserve, by an equivalent value to the acquisition cost of these shares. While Vale executed the Repurchase Program, the Earnings Reserve had already been reduced against the Treasury Shares, taking place as a result of the cancellation adjustments on both accounts without additional effect on the Net Equity — not affecting the Vale´s outcome for the fiscal year 2014 and not constituting any economic impact to shareholders.

OPINION OF THE FISCAL COUNCIL ON THE CANCELLATION OF COMMON AND PREFERRED SHARES ISSUED BY VALE AND HELD IN TREASURY.

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Management’s Proposal referred to the cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in treasury as a result of the shares repurchase program approved on June 30, 2011, with the corresponding amendment of the caput of Article 5 of the Vale’s Bylaws to reflect such cancellation, as DDE-044/2014, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, February 26, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

PROPOSAL TO INCREASE THE SHARE CAPITAL BY MEANS OF A CAPITALIZATION OF RESERVES TO BE DELIBERATED IN EXTRAORDINARY GENERAL MEETING

Gentlemen and Ladies of the Board,

The Executive Board of Vale S.A. (Vale) hereby presents to the Board of Directors a proposal to increase the share capital by means of the capitalization of tax incentive reserves and part of the profits reserve for expansion/investments.

Article 545 of the Income Tax Regulations of 1999 provides that the amount related to the income tax incentives, accrued in connection with the exploration of priority activities in the areas covered by SUDAM and SUDENE incentives should be kept in a specific reserve account, which should only be used for purposes of increasing the share capital of the company or for absorption of tax losses and which should not be distributed to the shareholders by any means.

Thus, the Executive Board proposes hereby to increase the share capital of Vale in the amount of R$ 2,300,000,000.00 (two billion three hundred million Reais), through the capitalization of (i) the specific reserve accounts related to the income tax incentives, which were accrued due to the activities carried out in the areas of SUDAM and SUDENE until December 31, 2012,  adding up to R$ 2,271,836,962.16 (two billion, two hundred and seventy-one million, eight hundred and thirty-six thousand, nine hundred and sixty-two Reais and sixteen cents), and (ii) part of the profits reserve for expansion/investments in the amount of R$ 28,163,037.84 (twenty eight million, one hundred and sixty three thousand, thirty-seven Reais and eighty-four cents) as follows:

R$
Reinvestment - SUDAM — years 2007, 2009 and 2010	329,823,447.21
Reinvestment - SUDENE — years 2007, 2009, 2010 and 2011	27,701,758.38
Reduction of income tax for activities with incentives in the area of SUDAM, in the years 2010, 2011 and 2012	1,914,311,756.57
Amount of incentives reserve (total)	2,271,836,962.16
Part of Profit Reserve for expansion/investments	28,163,037.84
Amount of increase in share capital	2,300,000,000.00

As a result of the proposed capital increase, Vale’s current share capital amounting to R$ 75,000,000,000.00 (seventy-five billion Reais) will be increased to  R$ 77,300,000,000.00 (seventy-seven billion and three hundred million Reais).

Considering the cancellation of common and preferred shares (already approved by this Board of Directors) will be submitted for the decision of the General Meeting, as well as this proposal for increasing the share capital of Vale (which is now being submitted to this Board), the caput of Article 5 of Vale’s By-laws shall be read as follows, once all such approvals are granted:

“Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5,244,316,120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 47,420,608,861,89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents) divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred eighty-eight thousand, four hundred and two) common shares and R$ 29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value, “

In view of the above, we hereby submit to the Ladies and Gentlemen of the Board the present proposal, as per the deliberation of the Executive Board,

Rio de Janeiro, 24th February, 2014,

Murilo Pinto de Oliveira Ferreira CEO	Vânia Lucia Chaves Somavilla Executive Director for Human Resources, Health and Safety, Sustainability and Energy

Luciano Siani Pires Executive Director for Finance and Investor Relations	Roger Allan Downey Executive Director for Fertilizers and Coal

José Carlos Martins Executive Director for Ferrous Metals and Strategy	Galib Abrahão Chaim Executive Director for Capital Projects

Humberto Ramos de Freitas Executive Director for Logistics and Mining Research	Gerd Peter Poppinga Executive Director for Base Metals and Information Technology

Attachment to the Proposed Share Capital Increase by Capitalization of Reserves

Pursuant to Art. 14 and Annex 14 of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	DATA
1. Report the amount of the capital increase	R$ 2,300,000,000.00

2. Report the amount of the new capital	R$ 77,300,000,000.00

3. Report whether the increase will be accomplished through (a) conversion of debentures into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares,

Capital increase shall be implemented by the capitalization of reserves, without issuance of new shares.

4. Explain, in details, the reasons for the increase and its legal and economic consequences

Article 545 of the Income Tax Regulations of 1999 determines that the unpaid income tax, due to income tax incentives accrued in connection with exploration of the priority activities in the areas of SUDAM and SUDENE, be booked in a tax incentive reserve, for conversion into capital or absorption of losses.

The proposal seeks to meet the aforementioned tax provision, as well as the regulatory agencies regulations, through capitalization of incentives made until December 31, 2012, amounting to R$2,271,836,962.16, plus part of the reserve for investment/expansion in the amount of R$ 28,163,037.84.

Legal and Economic Consequences: this is only a transfer of amounts within Vale’s own net equity accounts, from the tax incentive reserve and expansion/investment reserve accounts to the share capital account, without economic consequences. This capitalization of income tax incentives already accrued, blocks in a transparent manner, their distribution to shareholders, as required by tax legislation.

Considering the proposed cancellation of common and preferred shares, which will also be submitted to the decision of the General Meeting, and the present proposal for increase of capital, the caput of Article 5th of Vale’s Bylaws shall be read as follows, once all such approvals are granted:

“Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three

DESCRIPTION	DATA

hundred million Reais) corresponding to 5,244,316,120 (five billion, two hundred and forty-four million three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 47,420,608,861,89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one reais and eighty-nine cents) divided into 3,217,188,402 (three billion, two hundred and seventeen million one hundred eighty-eight thousand, four hundred and two) common shares and R$ 29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million three hundred and ninety-one thousand, one hundred and thirty eight reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred class “A” shares, including 12 (twelve) golden shares, all without nominal value “

5. Provide a copy of the opinion of the Fiscal Council	Please see the attached document.

6. In the event of an increase of capital by capitalization of profits or reserves: (a) to inform whether this will result in the modification of the nominal value of the shares, if applicable, or the distribution of new shares among shareholders; (b) to inform whether the capitalization of profits or reserves will be effected with or without the modification on the number of shares, in those companies whose shares have no nominal value; (c) in case of distribution of new shares: (i) to inform the number of shares issued for each type and class; (ii) to inform the percentage the shareholders will receive in shares; (iii) to describe the rights, advantages and restrictions assigned to the shares to be issued; (iv) to inform the acquisition cost, in Brazilian Reais per share, to be assigned so that shareholders may be attentive to Art. 10 of Law #9,249, of

The capitalization of reserves will be effective without modification on the number of shares or distribution of new shares among the shareholders of Vale, reason why §3 of Art. 169 of Law #6,404/1976 does not apply.

DESCRIPTION	DATA

December 26, 1995; (v) to report the treatment of fractions, if any; (d) to report the deadline provided for in §3 of Art. 169 of Law #6,404/1976; (e) to report and provide the information and documents referred to in item 5 of Annex 14 of CVM Rule #481/09, when appropriate.

OPINION OF FISCAL COUNCIL ON PROPOSAL FOR A CAPITAL INCREASE OF VALE S.A.

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Management’s proposal related to capital increase at Vale S.A., without issuing new shares, the amount of R$ 2,300,000,000.00 (two billion and three hundred million reais), with the destination of reserve tax incentives of income taxes, realized in the areas of the SUDAM and SUDENE until December 31, 2012, amounting to R$ 2,271,836,962.16 (two billion, two hundred seventy-one million, eight hundred and thirty-six thousand nine hundred sixty-two reais and sixteen cents) and part of the profit reserve of expansion/investment amounting to R$ 28,163,037.84 (twenty eight million, one hundred sixty-three thousand, thirty-seven reais and eighty-four cents), as DDE-072/2014, has the opinion that the proposal is in condition to be evaluated by Extraordinary General Assembly of Vale.

Rio de Janeiro, March 07, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING OF VALE S.A. (RECF-14/13-14)

On March 07th, 2014, at 10:00 am, met, extraordinary, at Vale’s head Office, at Avenida Graça Aranha, 26, 8th floor, Rio de Janeiro. The members of the Fiscal Council, signed below, having analyzed the Management’s proposal, related to capital increase at Vale S.A., to be referred to the Board of Directors, as DDE-072/2014. The members of the Fiscal Council have obtained additional information about the financial department details of the transaction. After the details from the Fiscal Council were issued an “OPINION OF FISCAL COUNCIL ON PROPOSAL FOR A CAPITAL INCREASE IN VALE S.A.”, was attached to the minutes. The members of the Fiscal Council, Mr. Marcelo Amaral Moraes and Mr. Paulo Fontoura Valle, participated by conference call.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                            the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                       the building and operation of railways and the exploitation of own or third party rail traffic;

III.                  the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                   the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                        the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                   the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.              constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Av. Graça Aranha, 26, 15º, 20005-900  Rio de Janeiro  RJ  Brasil  Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The paid-up capital amounts to R$75,000,000,000.00 (seventy-five billion Reais) corresponding to 5,365,304,100 (five billion, three hundred and sixty-five million, three hundred and four thousand and one hundred) shares, being R$45,524,788,827.91 (forty-five billion, five hundred and twenty-four million, seven hundred and eighty-eight thousand, eight hundred and twenty-seven Reais and ninety-one cents), divided into 3,256,724,482 (three billion, two hundred and fifty-six million, seven hundred and twenty-four thousand, four hundred and eighty-two) common shares and R$29,475,211,172.09 (twenty-nine billion, four hundred and seventy-five million, two hundred and eleven thousand, one hundred and seventy-two Reais and nine cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy-nine thousand, six hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

Proposal to amend the caput of Article 5 of the By-laws to reflect the cancellation of 39,536,080 ordinary shares and 81,451,900 preferred class “A” shares issued by Vale and held in the Treasury, as well as the capital increase through the capitalization of reserves without the issuance of shares

“Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand and one hundred and twenty) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two) common shares and R$29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.”

§ 1 -                      The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 -                      The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 -                      Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 -                      The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 -                         Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 -                         Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.

§ 1 -                      The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -                      At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -                      Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.                            change of name of the company;

II.                       change of location of the head office;

III.                  change of the corporate purpose with reference to mineral exploitation;

IV.                   the winding-up of the company;

V.                        the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                   any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.              any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 -                      An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 -                      The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 -                      Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -                           The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -                           The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -                           The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -                           The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -                           The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -                           The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                          Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                           Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                           The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                           From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                           The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§7 -                           In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -                           Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -                           During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -                    Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -                    Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-                      With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 -                 Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 -                 The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -                           The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 -                           The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                                        electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                                   distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                              assigning the functions of Investor Relations to an Executive Officer;

IV.                               approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                                    approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                               establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                          approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.                     approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                              monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                                   approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                              issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.                         with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.                    approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.                     approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                          approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                     approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.                selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.           appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                    approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                         overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                    approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.               approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.          approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.           approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.                establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.           approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.    establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.        approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.                    authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.               expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.          authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.     approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 -                                The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 -                                The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§1 -                                The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 -                                The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 -                          The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 -                          The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

I -                        issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II -                   analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III -              submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV -               issuing reports on health and safety policies proposed by the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:

I -                        issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -                   issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III -              issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and

IV -               issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

I -                        issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and

II -                   issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Accounting Committee shall be responsible for:

I -                        recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors;

II -                   issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III -              tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and

Article 25 - The Governance and Ethics Committee shall be responsible for:

I -                                   evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -                               submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III -                         issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and

IV -                          issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º -                      In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º -                      In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings,  for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º -                      Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the  Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º -                      Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -                          When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 -                          Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                          The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -                                   approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                              preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                         complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                          preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                               preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                          planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -                     identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -                identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                         preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                              submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                         defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                    preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -               adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                     authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -                authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -           propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII- authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -               authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -                    establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -               establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                           The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                        The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -                                    take the chair at meetings of the Executive Board;

II -                               exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                          coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                           select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                                coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI -                           indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII -                      keep the Board of Directors informed about the activities of the company;

VIII -                 together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -                                   organize the services for which they are responsible;

II -                              participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                          comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                           contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 -                        Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -                        The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3                             In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -                        Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                       Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                  Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

VALE’S PERFORMANCE IN 2013

Rio de Janeiro, February 26, 2014 — A Vale S.A. (Vale) had strong performance in 2013, showing solid results in all of its businesses. This year we reaped benefits from our efforts to cut costs, from being disciplined in our investments, and from focusing on our core business. In 2013 we also established the foundation to deliver greater volume and free cash flow growth.

A year of strong financial and operating performance

•                  Primary earnings(1) were R$ 26.7 billion in 2013.

•                  Adjusted EBITDA cash generation was R$ 49.3 billion, the second highest in history, and R$ 15.1 billion adjusted EBITDA in 4T13, the largest since 3T11.

•                  Record ore and pellet sales (305.6 Mt), copper (353,000 t), gold (297,000 oz.) and coal (8.1 Mt), and the largest nickel sales since 2008 (261,000 t).

•                  Record production of: copper (370,000 t), gold (286,000 oz.), coal (8.8 Mt), and phosphate rock (8.3 Mt), and the largest nickel production reported (260,000 t) since 2008.

•                  Solid dividend distribution of US$ 4.5 billion in 2013 and commitment with a minimum dividend of US$ 4.2 billion in 2014, equivalent to a dividend yield of around 6% relative to the share’s current price.

A year of reaping results from our efforts to cut costs, to make disciplined investment, and to focus on the core business

•                  SG&A de R$ 1.582 billion (-38.7%) SG&A drop, reflecting a leaner company, and reductions in research and development (R&D) expenses in the amount of R$ 1.137 billion (-39.1%), as a consequence of a portfolio more focused on exploration and development projects.

•                  Investments, excluding R&D, dropped US$ 2 billion in 2013 relative to 2012, reaching US$ 14.2 billion, making this the second consecutive year of reductions.

•                  US$ 6.0 billion(2) divestment in non-core assets, reinforcing our continued commitment with simplifying our assets base and management focus.

A year to eliminate uncertainties and prepare the foundation for growth

•                  Resolution of disputes regarding income tax and social contribution on our foreign subsidiaries’ earnings by joining the federal taxation refinancing agreement (REFIS, Portuguese acronym), with not increases in the level of debt, thus reducing uncertainties and allowing Vale to focus on our main strategic and operating strategies.

•                  Conclusion of projects required to increase iron ore production from 2014 to 2016: Conceição Itabiritos, Plant 2 (known as Adicional 40 Mtpa) and CLN 150, including pier IV with its first cradle in Ponta da Madeira.

•                  Positive progress in resolving themes related to the caves, due to recent permission to mine additional N4E area, supporting the annual production goal of 120 Mt in Carajás in 2014 and increasing our confidence in the 2015 to 2016 growth program.

•                  All licenses for the implementation of the S11D were granted as well as respective logistics, paving the way to increase iron ore production beyond 2016.

•                  Base metals project ramp-up (Salobo I is already near nominal capacity, Onça Puma has been re-started, and consistent progress has been made in Nova Caledônia), plus the conclusion of important projects (Long Harbour and Totten), mark the end of an investment cycle and have put the business in a position to reach its cash generation goal of US$ 4 a 6 billion in the next years.

(1)  Primary earnings are net earnings minus the non-recurrent and non-cash accounting effects.

(2)  Including VLI’s sale, still subject to preconditions (US$ 2.056 billion)

Our diligent work in health and safety at the workplace is the foundation of such good performance. Our health and safety indicators improved in 2013, showing a drop in the Total Recordable Injury Frequency Rate (TRIFR), from 2.8 to 2.6 per million hours worked. However, despite our efforts, we still have a long way to go and we are deeply committed to reaching the zero injuries goal in our operations.

Looking forward, we will stay focused on our core business and on cost and investment discipline, while working with dedication to complete the ongoing projects to deliver volume and productivity growth.

We, at Vale, are focused on generating value for our shareholders and we watch our free cash flow generation to adequately reduce the debt level and to distribute higher dividends to our shareholders.

SELECTED FINANCIAL INDICATORS

In R$ million	2009(3)	2010(3)	2011	2012	2013
Operating revenue	49,812	85,345	101,075	95,577	106,274
EBIT (1)	13,173	40,490	47,894	28,172	38,150
EBIT (1) margin (%)	27.2	48.7	47.0	30.1	36.6
EBITDA (1)	18,641	46,378	56,298	37,501	49,278
Primary earnings (2)	9,101	30,699	39,169	20,540	26,721
Primary earnings per share (R$)	1.70	5.78	7.47	4.02	5.19
Exports (US$ million)	13,719	29,090	38,374	28,267	29,183
Net exports (US$ million)	12,999	27,668	36,857	26,495	27,637

(1) Excluding non-recurrent effects

(2) Excluding non-recurrent and non-cash effects

(3) Periods not adjusted by the IFRS’ new accounting practices.

Legend: [2009 =18.641, 2010 = 46.378, 2011 = 56.298, 2012 = 37.501, 2013 = 49.278]

Legend: [2009 =9.101, 2010 = 30.699, 2011 = 39.169, 2012 = 20.540, 2013 = 26.721)]

FINANCIAL STRENGTH

During the year, Vale kept its absolute debt level stable with a robust operating cash flow and resources from divestitures that contributed to the capex execution, dividends payment, and payments resulting from the REFIS agreement. Furthermore, theoretically, the ends of the year net debt would have been lower had we included not yet received resources from our divestitures that are subject to preconditions, in particular from VLI.

On December 31, 2013, the net debt was US$ 24.403 billion: US$ 29.727 billion of total debt and US$ 5.324 billion in cash position(3). Cash position does not include revenues from the disposal of VLI shares, subject to preconditions and, more importantly, to analysis and approval by the antitrust regulatory agency CADE (ongoing).

The leverage, measured by the total debt/adjusted LTM EBITDA(d) ratio, excluding non-recurrent effects, dropped from 1.5x on September 30, 2013 to 1.3x. The total debt/enterprise value(e) ratio remained stable at 29%.

On December 31, 2013, the average debt period of 9.9 years was in line with our goal to keep a long average debt period to minimize refinancing risks. The average debt cost measures in dollars remained stable relative to the

(3)  The cash balance includes cash and cash equivalents, in addition to short-term investments in the amount of US$ 3 million on December 31, 2013.

previous quarter, at 4.59% per year on December 31, 2013.

Interest rate coverage, measured by the adjusted LTM EBITDA index excluding non-recurrent effects/LTM interest (f) payment, increased 14.8x on December 31, 2013, compared to the 13.8x reported in the previous quarter.

Considering hedge positions, total debt balance on December 31, 2013 consisted of 30% of the balance tied to floating interest rates and 70% to fixed rates, while 98% of the balance was in American dollars and 2% in other currencies.

DEBT INDICATORS

In US$ million	2009	2010	2011	2012	2013
Gross debt	22,880	25,343	23,143	30,546	29,727
Net debt	11,840	15,966	19,612	24,468	24,403
Gross debt / LTM EBITDA(1) (x)	2.5	1.0	0.7	1.6	1.3
EBITDA(1) / interest payment (x)	8.2	23.8	29.5	14.7	14.8
Gross debt / EV	14.4%	13.2%	17.4%	22.5%	28.7%

EV = market capitalization + net debt

(1) Excluding non-recurrent effects

CORPORATE SOCIAL RESPONSIBILITY

Vale’s mission is to transform natural resources into prosperity and sustainable development, and its goal is to become the number one global natural resources company to generate long-term value with excellence, with passion for the people and the planet.

For us, sustainable development means to capture innumerable growth opportunities while acknowledging the planet’s physical limitations. We believe that, for this purpose, the company and the society need to work together, sharing the value.

We continued to reduce injury rates in 2013. In Brazil, the lost workday case frequency rate (LWCFR), measured in number of injuries with lost workday per million hours worked, was 0.60. The total recordable injury frequency rate (TRIFR), in number of injuries per million men/hours worked, was 2.02, showing a 4.7% drop relative to the previous year. The global indicators show similar progress in our goals, with a 1.4% drop in LWCFR, reaching 0.69 in 2013, and 7.7% in TRIFR relative to 2012, making it 2.6 in 2013.

Total resources applied to social-environmental responsibility added up to US$ 4.1 billion in 2010-2013. CSR investments in 2014 will be US$ 975 million, of which US$ 787 million will go to environmental protection and preservation and US$ 188 million to social programs. The sustainability agenda has a central role in the Company’s strategic planning process. Vale defined eight priority areas, among which emissions reduction, land and biodiversity, water, residues and local development. Vale is also committed to the promotion of a sustainability agenda to our suppliers and clients and to promote sustainable development in partnership with governments and society.

In 2013, for the third consecutive time, Vale was selected to participate in BM&F Bovespa’s ISE — Entrepreneurial Sustainability Index, and continued to participate in the ICO2 — Carbon Efficiency Index.

We achieve the best transparency quality marks for sharing information about climate change among Latin American companies that are part of the Global 500 and that fill out the do CDP(4) questionnaire.

To promote advances in our sustainability management, we have established global policies, such as the Sustainable Development Policy, the Human Rights Policy, and the Health and Safety Policy.

Vale has a Sustainability Action Plan (PAS, Portuguese acronym) whose goals are directly related to the payment of variable remuneration. The PAS indicators are linked to themes that seek to continually improve the company’s assets in regards to sustainability.

Every year we publish our Sustainability Report based on the Global Reporting Initiative (GRI)’s largely applied methodology, with the purpose of making transparent its performance in the sustainability agenda. The report also meets the International Council of Mining and Metals (ICMM)’s and the United Nations Global Pact’s principles, two international initiatives to which Vale subscribe. The last version of Vale’s Sustainability Report, for 2012, is available in our website at www.vale.com/rs2012. Moreover, the main results can be found in the iPad application, Vale Investors&Media, which can be downloaded for free at the App Store.

45 YEARS OF SOCIAL ACTION

Vale Foundation just had its 45th anniversary in 2013. The foundation’s main purpose is to support the creation of a positive legacy that Vale committed to leaving behind in the area where it works, transforming natural resources into prosperity and sustainable development. By fulfilling this role, it contributes to the improvement in the quality of life of the communities that are benefitted by its actions and programs, promoting a more efficient and qualified application of Vale’s social investments.

The foundation’ work is focused on structuring social actions and programs whose premise is the strengthening of public policies, the promotion of partnerships and of social mobility. The strategy is built in collaboration based on a vision shared among government, companies, and civil society organization. In this way, Vale Foundation distinguishes itself and becomes a reference in terms of connections and partnerships among society, government and the private sector, empowering local resources.

Vale Foundation’s action model is grounded in knowledge of local realities, knowledge that is gained through social dialogue and the region’s needs. The model’s pillars are Health, Education, and Job Creation and Income Generation. Urban Development, Culture and Sports are complementary themes that also help Vale Foundation’s social investment to create a positive legacy to the communities.

(4)  CDP is a non-profit organization whose purpose is to promote companies and cities and to spread environmental information to reduce impacts on the environment and natural resources.

INVESTING TO CREATE VALUE

In the last five years, Vale invested US$ 66.252 billion to maintain operations and execute projects.

In 2013, Vale’s investments (maintenance and execution) summed US$ 14.233 billion. This corresponds to a US$ 1.963 billion reduction relative to the US$ 16,196 billion invested in 2012. US$ 9.648 billion were invested in project execution, and US$ 4.585 billion in the maintenance of existing operations. Non-core business divestitures totaled US$ 6.024 billion.

As projects are delivered, Vales is consistently reducing investment in project execution, from US$ 11.580 billion in 2012 to US$ 9.648 billion in 2013. Ferrous minerals corresponded to more than 50% of project execution investment and, together with coal and base metals they corresponded to more than 30% of the total.

Operations maintenance capex has remained stable in the last 3 years. In 2013 it reached US$ 4.585 billion, corresponding to 5,0% of our asset base and slightly lower than 2012’s. Ferrous minerals corresponded to 49%, and ferrous minerals together with base metals corresponded to more than 77% of this total.

In 2013 we continued with the divestiture of non-core assets and with the simplification of our business portfolio while extracting value. The main divestitures of the year were: (a) Hydro share sales for US$1.822 billion; (b) the still subject to preconditions sale of 62.4% of aggregated shares from our full subsidiary VLI for R$ 2.7 billion to be paid to Vale and R$ 1.9 billion to be capitalized by VLI to finance their investment plan; (c) sale of payable gold from the Salobo and Sudbury mines to Silver Wheaton — for US$1.9 billion in cash and Silver Wheaton warrants, plus continuing payments equal to the lowest value between US$ 400 per ounce of gold and the market price for gold as per the contract; (d) sale of our shared in Log-In (US$ 99 million), Fosbrasil (US$45 million) and Tres Valles (US$25 million).

Until the end of 2013, we finalized transactions with CEMIG Geração e Transmissão S.A., still subject to preconditions, to restructure our energy generation investments. As a result, we agreed to sell 49% of our 9% participation in Norte Energia S.A., a company created to develop and operate the Belo Monte hydroelectric plant, for approximately US$ 88 million, and we created joint venture to participate in certain energy generation assets and projects that will supply Vale’s operations.

During the year we spent US$ 268 million in acquisitions. We exercised our purchase option of Belvedere’s 24.5% remaining shares, a first stage project that still awaits approval from the Queensland Council in Australia for A$ 150 million (US$ 156 million). Belvedere, according to our preliminary estimates, has the potential to produce up to 7,0 Mtpa de metallurgic coal. We also purchased another 12.47% of additional equity in Capim Branco I and II, the Suzano Papel e Celulose SA electric plants for US$ 112 million, through the exercise of our preferred right to purchase.

US$ million	2009	2010	2011	2012	2013
Projects	5,845	8,239	11,684	11,580	9,648
Maintenance of existing operations	2,157	3,330	4,568	4,616	4,585
Total	8,002	11,569	16,252	16,196	14,233

INVESTIMENT PER BUSINESS AREA

US$ million	2009	2010	2011	2012	2013
Bulk materials	2,687	5,718	9,504	9,705	9,013
Ferrous minerals	2,124	4,751	8,307	8,453	7,449
Coal	564	967	1,197	1,252	1,564
Non-ferrous minerals	3,053	2,973	4,081	4,179	3,316
Fertilizers	91	843	1,346	1,981	1,234
Logistic services	1,985	1,574	1,990	600	614
Energy	688	656	820	388	267
Steel	184	186	460	366	317
Outros	324	755	592	511	342
Total	9,013	12,705	17,994	17,729	15,102

VALUE GENERATION FOR THE SHAREHOLDER

In the past ten years (2004-2013), Vale’s total shareholder return (TSR) was 16,1%, per year in dollars.

In 2013, Vale’s share performance was negatively influenced by a drop in commodities prices and by expectation of a lower Chinese economy growth. Vale’s share market value dropped from US$ 111.0 billion in 2012 to US$ 79.2 billion at the end of 2012.

During the year we returned US$ 4.5 billion through dividend distribution and interest rates on equity, with no share re-purchasing. The dividend yield was the highest among large mining and metal companies, with 4.4% to preferred shares and 4.2% to common shares.

Between 2009-2013, Vale paid US$ 25.224 billion in dividends and equity interest to its shareholders, corresponding to 38.1% of what was invested in our operations and acquisitions during that period. In the same period, Vale re-purchased shares in the amount of US$ 5.762 billion, returning to shareholders in nominal values 47.3% of the capital issued in 2008 from US$ 12.190 billion.

POLICY REGARDING INDEPENDENT AUDITORS

Vale has specific internal procedures to pre-approve services outsourced to external auditors, for the purpose of avoiding conflicts of interest and loss of objectivity by independent external auditors.

Vale’s policy, regarding Independent Auditors, for services unrelated to the external audit is grounded in principles that protect its independence. In line with the best corporate governance practices, all services provided by our independent auditors are backed by a letter of independence issued by auditors pre-approved by the Fiscal Council.

As Per Instruction CVM 381/2003, the services outsources to external auditors from the company PricewaterhouseCoopers Independent Auditors for a period of two years starting on June 2012, relative to the 2013 fiscal year for Vale and its subsidiaries were the following:

Fees in R$ thousands	Vale e subsidiaries	%(*)
Accounting Audit	18,069
Sarbanes Oxley Law Audit	3,181
Audit Services (**)	782
Total External Audit Services	22,032
Other (**)	16	0.1%

(*) Services hired for periods shorter than one year.

(**) These services, in their majority, are higher for periods of time shorter than one year.

10.1. General Financial and Equity Conditions

a.                                      General Financial and Equity Conditions

In 2013, Vale net operational revenue was R$ 101.5 million, and the operational margin (prior to the recoverable values of noncurrent assets and loss in investment sales) was 35.6%. The operational profit was R$ [32.3 billion in 2013, about 80% above 2012’s operational profit in 2012, mainly due to a drop in the recoverable value of noncurrent assets reported in 2012. Benefits from the Company’s efforts to cut costs, from investment discipline and from a focus on core business became evident this year. Vale had a 38.7% reduction in general and administrative costs (SG&A), corresponding to R$1.445 billion, relative to 2012. This reflects greater optimization in the Company’s cost structure. Additionally, in 2013, Vale had a reduction of 39.5% in research and development expenses (R&D, corresponding to R$ 1.1 billion, relative to 2012) as the result of a portfolio focused mainly in project exploration and development. During this time, Vale also established the foundation to deliver greater volume and free cash flow growth in the upcoming years. Cash generation, measured in Adjusted EBITDA(1), was R$ 49 billion in 2013, which means the second greatest amount in the Company’s history].

In the same term, as a result of the Company’s focus on the iron ore core business, several adjustments were made to reach the Company’s goals, among which were a reduction in the recoverable value of potash assets (PRC) and pellets and [the loss from the sale of the company Tres Valles, as described in Explanatory Note no. 7 of the Company’s Accounting Statements. Besides, Vale also reported an operation in the Tax Recovery Program — REFIS, which substantially involved all of the claims related to income tax collection and social contributions on capital gains of subsidiary and associated companies abroad, whose loss expectations were classified as possible. Such factors negatively affected our financial performance in 2013, resulting in financial indicators reduction relative to what was obtained in 2012. In this scenario, we had a net loss of R$ 258 million in 2013, relative to 2012’s net profit of R$ 9.4 billion.

2012 was a very challenging year for the world’s economy, which, amidst a cloud of uncertainties, grew below the long-term trend for the second consecutive year. One of the consequences of the adverse macroeconomic scenario was the general drop in the price of minerals and metals, with the exception of gold, a very valuable metal whose prices are influenced by other factors. The iron ore price became very volatile, showing great low volatility particularly in the third quarter.

In this context, the Company’s financial performance was negatively affected. The financial indices dropped significantly relative to 2001, a year in which Vale reached its best financial performance since it was established in 1942. In 2012, the net profit reached R$ 9.4 billion(2), against R$ 37.4 billion in 2011, and in 2012 the adjusted EBIDTA was R$ 37.3 billion(3), thus reduced by 33.6%, although it is still the third largest annually adjusted EBITDA in the Company’s history. The reduction came primarily from lower 2012 prices, which had a negative impact of R$ 22.8 billion on the EBIDTA.

In 2011, Vale had strong performance, characterized by net operating revenues (R$ 100.6 billion), operating income (R$ 50.45 billion), and operating margin(50.2%).

(1)  Adjusted EBITDA excluding non-recurrent effect.

(2)  Net profits excludes non-cash and non-recurrent effects

(3)  Adjusted EBIDTA excluding non-recurrent effects.

In 2013 and 2012, Vale delivered to its shareholders dividends in the amount of US$ 4.5 billion and US$ 6.0 billion, respectively, and the 2012 amount was the second largest in the Company’s history.

Bulk materials sales — iron ore, pellets, manganese ore and ferroalloy, thermal and metallurgical and coal — represented 76.7% of total net operating revenues in 2012, after the general load was discontinued in 2013, relative to 76% in 2012, after the general load was discontinued. In contrast, in 2011, bulk materials represented 77.7% of our total net operating revenue.

Basic metals participation in the total net revenue was 15.5%, after discontinuation of the general load in 2013, relative to the 15.3%, after discontinuation of general load in 2012. In turn, in 2011, the participation was 15.4%.

Fertilizer revenue was 6.0%, after discontinuation of the general load in 2013, relative to 7.7%, after discontinuation of the general load in 2012. In 2011, fertilizer revenue was 5.5%.

Other products represent 1.98% of the 2013 total operating net revenue, relative to 1.0% in 2012. In 2011, the contribution was 1.4%.

	Fiscal year end on December 31
Business segments	2011	2012	2013
Bulk Materials	77.7%	76%	76.7%
Basic Metals	15.4%	15.3%	15.5%
Fertilizers	5.5%	7.7%	6.0%
Others	1.4%	1.0%	1.8%
Total	100.0%	100.0%	100.0%

In 2013, operating profit, measured by the adjusted EBIT(4) reached R$ 38.238 billion, 35.2% more than the R$ 28.276 billion in 2012. In 2011, the adjusted EBIT(5) was R$ 48.032 billion.

The operating margin reached 37.7% in 2013, relative to 19.6% in 2012. In 2011, the operating margin was 47.8%.

(4)  EBIT excluding non-recurrent effects.

(5)  EBIT excluding non-recurrent effects.

In 2013, the Company’s adjusted EBITDA(6) was R$ 49.027 billion, 31.3% larger than 2012’s R$ 37.337 billion. In 2011, Vale’s adjusted EBITDA(7) was R$ 56.251 billion.

Adjusted EBITDA

	Fiscal year end on December 31
In R$ Billion	2011		2012		2013
Net Operating revenue	100.556		91.269		101.490
Adjusted EBIT	48.032	(1)	28.276	(1)	38.238	(1)
Adjusted EBITDA	56.252	(1)	37.337	(1)	49.027	(1)
Net profit (loss) of the term/year	7.420		9.391		0.258
Remuneration to shareholder (parent company)	14.960		1.596		9.319

(1) Excludes non-recurring effects

EBITDA

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
Net profit (loss) for the term/year	37.420	9.391	(0.258)
Tax on profits	8.504	2.595	15.249
Net finance results	6.318	6,352	8,405
EBIT (Earnings Before Income and Taxes)	52.242	15.035	33.433
Depreciation, amortization, and depletion	6.453	8.129	8.958
EBITDA (Earnings Before Income, Taxes, Depreciation, and Amortization)	58.695	23.164	42.386

Adjusted EBITDA reconciliation

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
EBIT	52.242	15.035	33.433
Depreciation, amortization and depletion	6.453	8.129	8.953
EBITDA	58.695	23.164	42.386
Results from share participation in associated companies	(1.857)	(1.241)	(0.999)
Dividends	1.766	0.932	1.836
Gain(loss) in assets’ sales	(2.492)	1.036	0.410

(6)  Adjusted EBITDA excluding non-recurrent effect.

(7)  Adjusted EBITDA excluding non-recurrent effect.

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
Reduction in noncurrent assets’ recoverable value (Impairment)		12.213	5.390
CFEM		1.100
Loss from phased out operations	0.139	0.133	0.004
Adjusted EBITDA	56.251	37.337	49.027
Depreciation, amortization and depletion	(6.453)	(8.129)	(8.953)
Dividends	(1.766)	(0.932)	(1.836)
Adjusted EBIT	48.032	28.276	38.238

b.                                      Capital Structure

On December 31, 2013, 2012 and 2011, our equity was R$ 152.121 billion, R$ 152.909 billion and R$ 145.382 billion;  our gross debt added was R$ 68.977 billion, R$ 61.856 billion and R$ 43.072 billion, and our cash position was R$ 12.465  billion, R$ 11.918 billion, and R$ 6.593 and our gross debt index and obligations with third parties /shareholders’ equity and participation of non-controlling shareholders was 45.5%, 40.4%, and 29.6%.

i. Hypotheses of Redemption

ii. Redemption Value Method

Our by-laws do not authorize the application of profits or reserves to redeem or amortize shares. Additionally, on the date of this Reference Form, our Management does not intend to call a Special Shareholders’ Meeting for this purpose.

c.                                       Payment Capacity in Relation to the Financial Commitments Assumed

Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of short- and long-term credit facilities, and a portfolio of debt with low risk. This position gives us the capacity to easily pay our financial commitments.

The leverage, measured by the gross debt/ /adjusted(8) EBITDA, showed reduction, as the following table illustrates:

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
Operating Income - EBIT	52,242	15,035	33,433
Depreciation/ Amortization	6,453	8,129	8,953
EBITDA	58,695	23,164	42,386
Results from share participation in associated companies	(1,857)	(1,241)	(0,999)
Dividends received	1,766	0,932	1,836
Gain (loss) in measurement ot from noncurrent assets’ sales	(2,492)	1,036	0,410
Measurement loss and reduction in assets’ recoverable value (Impairment)	—	12,213	5,390
CFEM	—	1,100	—
Loss from phased out operations	0,139	0,133	0,004
Adjusted EBITDA	56,251	37,337	49,027

Gross debt	43,072	61,856	68,977

(8)  Excluding non-recurrent items

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
Leverage (measure by the gross debt/adjusted EBITDA ration	0,8	1,7	1,4

For more information on the EBITDA and adjusted EBITDA reconciliation, see item 10.1(a) above.

The gross debt/EV(9) ratio was 34.8% on December 31, 2013, compared to the 22.4% from December 31, 2013, while the index of interest coverage, measured by the indicator EBITDA/payment of interest, was 13.8 on December 31, 2013 and 14.5x on December 31, 2012.

	on December 31
In R$ Billion	2011	2012	2013
Gross debt	43,072	61,856	68.977
Cash position *	6,593	11,918	12.465
Net debt	36,479	49,938	56.512

* Includes cash and cash equivalent with maturity up to 90 days.

d.                                      Source of financing for working capital and investments in non-current assets

The sources of funds utilized by Vale were generation of operating cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market.

Operating activities from continuing operations generated cash flows of R$ 31.876 billion in 2013, compared with R$ 31.143 billion in 2011, and R$ 39.183 billion in 2011. Operating cash flows grew significantly in recent years until 2008, driven by the growth in sales volume and by the high of prices of our products. In 2009, this cycle of growth was interrupted as a result of negative effects of the global recession on the prices and volumes of sales. In 2010, growth was resumed and the strong recovery of demand reflected positively on the price. Performance in 2011 was driven by higher prices and by the recovery of volumes sold. In 2012, reduction was determined mainly by price drops. In 2013, operating cash flow suffered variation mainly due to the gold stream operation outsourced in February 2013 with Silver Wheaton Corp. (“SLW”) to sell 70% of the payable gold flows produced as a byproduct in the nickel mines in Sudbury — Coleman, Cooper Cliff, Creighton, Garson, Stobie, Totten and Victor — for a 20 year term, and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flows produced as a by-product in the copper mine in Salobo for the longevity of the mine.

Among other more relevant operations in the three-year period, the following are highlighted:

(9)  EV, enterprise value, equals the sum of the company’s market capitalization with the net debt.

•                  In December 2013, Vale issued R$ 650 million in export credit notes from Brazilian commercial banks with maturity in 2023. The amount was fully paid until December 31, 2013.

•                  In October, November and December 2013, Vale acquired export pre-payments with maturity in five and seven years, linked to future sales, totaling US$ 1.4 billion (equivalent to R$ 3.2 billion).

•                  In July 2013, Vale acquired a new revolving credit facility in the amount of US$ 2.0 billion (equivalent to R$ 4.7 billion), with a five year maturity in a best effort transaction.

•                  In July 2013, Vale signed a financing contract with Banco Safra, a BNDES financing agent, in the amount fo R$ 109.3 million. This contract is for the purchase of domestic equipment. On December 31, 2013, R$ 87.4 had been paid from this contract.

•                  In October 2012, Vale issued an export credit note in the amount of R$ 2.5 billion from a Brazilian commercial bank that has a 10 year maturity. The amount was fully paid on December 31, 2012.

•                  In October 2012, Vale Fertilizantes signed a new contract with BNDES in the amount of R$ 88.6 million. This contract was to supplement resources in the project for the expansion of phosphoric and sulfuric acid production capacity at the industrial plant located in Uberaba (MG) — “Phase III”, as well as for the expansion of the phosphate concentrate production capacity in Tapira (MG) and Catalão (GO).

•                  IN September 2012, Vale priced the offer of US$ 1.5 billion (equivalent to R$ 3.5 billion) in bonus. The bonus has a 5.625% coupon per year, paid every six months, and they were prices at 99.198% of the bond’s face value. The bonus matures in September 2042 and they were issued with a 300 points base spread over US Treasure bonds, resulting in a performance of 5.681% per year to the investor.

•                  In September 2012, BNDES approves a financing contract in the amount of R$ 3.9 billion to Vale, to implement the CLN 150 Mtpa project, whose purpose is to expand to 150 million tons per year the transport and shipping capacity of iron ore in Vale’s Northern System, which includes the Carajás Railroad (EFC) and the railroad and maritime terminals in Ponta da Madeira, in the states of Pará and Maranhão. The financing payments will follow the projects execution schedule. On December 31, 2013, Vale had paid US$ 1.0 billion (equivalent to R$ 2.3 billion) from this line of credit.

•                  In August 2012, Vale International signed a pre-paid export contract with a commercial bank in the amount of US$ 150 million (equivalent to R$ 2.3 billion), with maturity 5 years after payment. On December 31, 2013, Vale International had fully paid the line.

•                  In July 2012, Vale priced the offer of € 750 million (equivalent to R$ 2.4 billion in 10.5 years bonus). Vale will used net resources from this offer for general corporate purposes. The notes maturing in 2023, the amount of € 750 million (equivalent to R$ 2.4 billion) have a 3.75% coupon per year, paid annually, and they were price at 99.608% of the bond’s face value. The bonus matures on January 10, 2023 and they were issued with an 180 base point spread on the € mid-swap, or with a 225.7 base point spread on the return of German Bund bonds, resulting in a performance of 3.798% per year for the investor.

•                  In April 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.9 billion), guaranteed by Vale. The bonus were consolidated in a single series with Vale Overseas bonus issued on January 11, 2012, at US$ 1.0 billion (equivalent to R$ 2.3 billion) with a 4.375% coupon and maturity in 2022. The bonus issued in April will have a 4.375% coupon per year, paid every six months, at a price that is 101.345 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 200 base-point spread on US Treasury bonds, resulting in a performance of 4.205% per year for the investor.

•                  In January 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.3 billion). The bonus have a 4.375% coupon per year, paid every six months, at a price that is 98.804 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 255 base-point spread on US Treasury bonds, resulting in a performance of 4.525% per year for the investor.

•                  In August 2011, Vale signed a contract with commercial banks with the support of the Korean Trade Insurance Corporation (K-SURE), to finance the purchase of five large iron ore vessels and two capsize ships. The total amount contracted was US& 528 million (equivalent to R$ 1.2 billion) and the resources will be paid based on the ships’ delivery. On December 31, 2013, Vale had paid US$ 432 million (equivalent to R$ 1.0 billion) from the line of credit, but the remainder of the line of credit was canceled on December 31, 2012.

•                  In March 2011, Vale signed a financing contract with BNDES in the total amount of R$ 102.6 million. The purpose of this contract was to finance the purchase of domestic equipment. On December 31, 2013, the amount had been fully paid.

•                  In January 2011, Vale signed an agreement with some commercial banks, guaranteed by an official Italian credit agency, Servizi Assicurativi Del Commercio Estero S.p.A. (Sace), to obtain a line of credit in the amount of US$ 300 million (equivalent to R$ 703 million) for 10 years. The full amount from this line of credit was used by Vale in 2011.

e.                                       Potential sources of financing used for working capital and for investments in non-current assets for coverage of liquidity deficiency

In the regular course of business, Vale’s principal need for funds refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing.

Moreover, the main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract — ACCs, and Advance on Delivered Exchange Instruments - ACEs).

Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. In 2013, Vale obtained another revolving line of credit in the amount of US$ 32.0 billion (equivalent to R$ 4.7 billion), with maturity period of 5 years, totaling, in lines of this type, available on December 31, 2013, $US$ 5.0 billion (equivalent to R$ 11.7 billion), that may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International). By December 31, 20123, Vale had not used any of this available credit.

f.                                        Indebtedness levels and composition of such debts

On December 31, 2013, the total debt was R$ 68.977 billion, with a tranche of R$ 3.410 billion guaranteed by Vale’s assets, with an average maturity period amortization of 9.89 years and an average cost of 4.6% per year in US dollars.

DEBT STRUCTURE	ON DECEMBER 31,
In R$ billion	2009	2010	2011

Gross debt	43.072	61.856	68.977
Tranche guaranteed by assets of Vale	4%	5%	5%
Average term of amortization (in years)	9.8	10.14	9.89
Average cost (in US dollars)	4.8%	4.6%	4.6%

Since July 2005, Vale has been considered investment grade. Vale currently has the following credit risk ratings: A- (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) and BBB+ (Fitch).

i.                                         Relevant loan and financing contracts

Short-term debt consists principally of financing for exports (trade financing) and imports expressed in US dollars, with financial institutions. There was no open short-term debt on December 31, 2013, 2012 or 2011.

The most important categories of the long-term debt are presented below. The values presented include the short-term portion of the long-term debt and exclude the accumulated costs.

•                  Loans and financing expressed in US dollars (R$ 11.7 billion, R$ 8.1 billion, and R$ 6.0 billion on December 31, 2013, 2012, and 2011, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

•                  Fixed income instruments expressed in US dollars (R$ 32.4 billion, R$ 27.86 billion, and R$ 19.1 billion on December 31, 2013, 2012 and 2011, respectively). Vale issued several debt securities in the capital market, inclusive through its wholly owned subsidiary Vale Overseas in the total amount of US$ 12.8 billion (equivalent to R$ 430.0 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 700 million (equivalent to R$ 1.6 billion).

•                  Fixed income instruments in euros (R$ 4.8 billion, R$ 4.0 billion and R$ 1.8 billion on December 31, 2013, 2012 and 2011, respectively). Vale issued debt securities in the capital market in the total amount of €1.5 Billion (equivalent to R$ 4.8 billion).

•                  Non-convertible debentures expressed in reais (R$ 0.9 billion, R$ 4.8 billion, and R$ 4.7 billion on December 31, 2013, 2012, and 2010, respectively). The balances were mainly made up of issuances dated November 2006 in the amount of approximately US$ 2.3 billion (equivalent to R$ 5.5 billion). The first series, of this issue, in the amount of US$ 640 million (equivalent to R$ 1.5 billion), expired in 2010. The second series of US$ 1.7 billion (equivalent to R$ 4.0 billion), matured in 2013.

ii.                                     Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

Other debts totaled R$ 18.1 billion, R$ 16.3 billion, and R$ 10.8 billion on December 31, 2013, 2021 and 2010, respectively. The Company has several loans contracted in Brazil, especially with the BNDES and some Brazilian private banks, in addition to loans and financing in other currencies. (1)

iii.                                 Degree of subordination among debts

There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Additionally, considering the total of current and non-current liabilities of the Company, the R$ 136.350 million or 97.6%, corresponded to unsecured debts on December 31, 2013 (compared to R$ 110.964 billion OR 97.4% on December 31, 2012 and R$ 89.8332 billion, or 97.9% on December 31, 2011). Such amounts are subject to the preference of Company obligations that appear as collateral, including mortgage of assets totaling, on December 31, 2013, R$ 3.410 or 2.4 % of the total of current and non-current liabilities of the Company, relative to the amount of R$ 2.963 million or 2.6% on December 31, 2012 and R$ 1.902 billion or 2.1% on December 31, 2011

iv.                                  Any restrictions that might be imposed on the issuer in particular, in relation to limits of indebtedness and contracting the company’s debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control

Some long-term financial instruments contain obligations related compliance with financial indicators. The main indicators are: (i) debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), and (ii) interest coverage. Vale is in conformity with the levels required for the indicators. It is believed that the current clauses will not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, no clause directly restricts the ability to distribute dividends or interest on own equity. For more information on these financial indices, please see item 3.7 of this Reference Form

g.                                      Limits of use of financing already contracted

Infrastructure debentures issues by the Company and certain financing contracts signed by Vale establish restrictions in connection with the use of funds. The following is a description of the relevant infrastructure debentures and financing contracts:

Date	Counterparty	Allocation	Value	Percentage Used	Disbursement of funds

01/15/2014	N/A	Used in the reimbursement of spending, expenses and/or debt related to the Southeastern	R$ 1.0 billion	0%	The entire infrastructure debentures issued by the Company have already been subscribed and paid

Date	Counterparty	Allocation	Value	Percentage Used	Disbursement of funds

		Railroad Branch of the Pará Project (RFSP)

12/27/2013	BNDES	Financing for the Tecnored Investment Plan	R$ 136.7 million	0%	Credit is provided in tranches according to the project’ schedule

06/15/2013	Banco J. Safra	Financing for equipment	R$ 109.31 million	80%	Credit is provided in tranches according to the project’ schedule

10/19/2012	BNDES	Financing for Vale Fertilizantes Project	R$ 88.63 million	100%	Credit is provided in tranches according to the project’ schedule

09/24/2012	BNDES	Financing forCLN150 Project	R$ 3.88 million	79%	Credit is provided in tranches according to the project’ schedule

8/04/2011	Banco Bilbao Viscaya, Banco Santander, BNP Paribas, Citibank Europe, Credit Agricole, HSBC, Natixis, and Societé Generale	Financing for the acquisition of ships with the Korean shipbuilders Daewoo and Sungdong	R$ 1.079 billion	82%	The credit was provided in tranches according to the ship delivery schedule, and the remaining unused balanced was cancelled

9/09/2010	Exim Bank of China Limited	Financing for the acquisition of ships from the shipbuilder Rongsheng	R$ 2.511 billion	80%	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract

4/01/2008	BNDES	investments made in Brazil	R$ 7.3 billion	63%	The credit is provided in tranches according to the project schedule

h.             Significant alterations in each item of the financial statements

Analysis of Operating Results, 2013 vs. 2012

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2012 and December 31, 2013:

	End of fiscal year on December 31				Variation (%)
(in R$ billions) Income Statement	2012	AV (%) (1)	2013	AV (%)(1)	(2012 x 2013)
Net Operating Revenues	91,269	100,0	101,490	100,0	11,2
Cost of products and services	(49,832)	(54,6)	(52.511)	(51,7)	5,4
Administrative and sales expenses	(4,249)	(4,7)	(2,804)	(2,8)	(34,0)
Research and development	(2,886)	(3,2)	(1,745)	(1,7)	(39,5)
Pre-operational and shutdown operation	(3,145)	(3,4)	(4,035)	(4,0)	28,3
Other net operating expenses	(3,981)	4,4	(2,157)	(2,1)	(45,8)
Reduction of noncurrent assets recoverable value	(8,211)	(9,0)	(5,390)	(5,3)	34,4
Gain (loss) in the measurement or noncurrent assets sale	(1,036)	(1,1)	(0,508)	(0,5)	(51,0)
Operating Revenues	17,929	19,6	32,340	31,9	80,4
Result of corporate participations	1,241	1,4	0,999	1,0	(19,5)
Result of disposal of shares in joint ventures and associated companies	—	n/a	0,098	0,1	n/a
Net financial result	(8,239)	(9,0)	(18,442)	(18,2)	123,8
Reduction of investments recoverable value	(4,002)	(4,4)	—	n/a	n/a
Income before income tax and social contribution	6,929	7,6	14,995	14,8	116,4
Taxation on profits	2,595	2,8	(15,249)	(15,0)	(487,6)
Losses from discontinued operations	(0,133)	(0,1)	(0,004)	—	(97,0)
Net income (loss) in the year	9,391	10,3	(0,258)	(0,2)	(102,7)

(1) Relative to the net operating revenue

Year ending on December 31, 2012 compared to the year ended on December 21, 2013

Revenues

The net operating revenue reached R$ 101.940 billion in 2013, compared to R$ 91.269 billion in 2012, corresponding a 11.2% increase. The revenue growth was mainly due to increased in volume and price of iron ore, metallurgic coal and basic metals.

Mineral Ore

Mineral ore sales revenue increased by 15.7%, from R$ 52.959 billion in 2012 to R$ 61.271 billion in 2013, mainly due to price recovery and volume sold.

Pellets

Pellets save revenue increased 1.5%, from R$ 12.778 billion in 2012 to R$ 12.972 billion in 2013, due to better pellet. Pollution concerns in China is making the metallurgic industry increase their installed capacity use, to phase out some of the inefficient plants, and reduce the sintering and pelleting capacity. These measure increased demand for higher quality iron ore, ore lump and pellets staring in 2013’s second semester. Consequently, premium lumps and pellets reached high prices at the end of 2013 and they shall remain high in 2014

Manganese ore and Ferroalloys

Sales revenue from manganese ore and ferroalloys increased 8.1%, from R$ 1.055 billion in 2012 to R$ 1.140 billion in 2013. Manganese sales revenue increase due to greater volume and prices. Ferroalloy sales revenue was slightly lower due to volume drops are the sale of the European operations (Dunkerque and Mo I Rana) concluded at the end of 2012 as well as lower prices.

Coal

Coal sales revenue increased by 3.7%, from R$ 2.109 billion in 2012 to R$ 2.188 billion in 2013, due to increased sales volume, caused by the ramp-up at Moatize, a coal mine in Mozambique, and due to a significant improvement in person and by Carborough Down’s significant performance improvement (a coal operation in Australia, )

Basic Metals

Nickel and other products

There was a 7.8% increase in these products’ revenue, from R$ 11.656 billion in 2012 to R$ 12.566 billion in 2013, mainly due increased nickel sales volume.

Copper

Copper sales revenue increased by 39.7%, from R$ 2.277 billion in 2012 to R$ 3.180 billion in 2013, due to increased sales volume increase resulting from Salobo’s ramp-up, a copper operation in Brazil..

Fertilizers

Potash

Potash sales revenue decreased by 23.7%, from R$ 569 million in 2012 to R$ 434 million in 2013, due to a drop in sales volume and price as the result of less demand due to the fertilizer global market’s weak conditions.

Phosphates

Phosphates sales revenue decreased by 9.8%, from R$ 1.366 billion in 2012 to R$ 0.99 billion in 2013, partly due to sales volume and price drop resulting from the fertilizer global market’s weak conditions..

Nitrogen

Nitrogen sales revenues dropped 27.5%, from R$ 1.366 billion in 2012 to R$ 0.990 million in 2013, partially due to the Araucária share sale in 2013’s second quarter.

Other products and services

Sales revenue for other products and services increased by 92.9%, from R$ 959 million in 2012 to R$ 1.850 million in 2013.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 52.511 billion in 2013, compared with R$ 49.832 billion in 2012, an increase of 5.4%.

• Outsourced services. The cost of outsourced services decreased 9.1% in 2013, from R$ 9.079 billion in 2012, to R$ 8.251billion in 2013, mainly reflecting contract renegotiations with suppliers.

• Materials costs. Materials costs increased 7.6%, from R$ 8.264 billion in 2012, to R$ 8.894 billion in 2013, mainly due to maintenance expenses in Sudbury.

• Costs of energy and fuels. Energy and fuel costs decreased 3.1% in 2012, from R$ 5.490 billion in 2012 to R$ 5.319 billion in 2013, due to increased used of our own energy.

• Personnel costs. Personnel costs increased 5.7%, from R$ 6.679 billion in 2012, to R$ 7.060 billion in 2013, reflecting the 6% increase from the collective bargain with employees in Brazil.

• Acquisition of products. The cost of products purchased from third parties increased 12.3%, from R$ 2.718 billion in 2012, to R$ 3.051 billion in 2013, mainly due to the purchase of precious metals for processing at the Acton refinery.

• Depreciation and depletion. The cost of depreciation and depletion increased 12.3%, from R$ 7.154 billion in 2012, to R$ 8.031 billion in 2013, mainly due to new projects’ ramp-up.

•                                          Freight. Freight cost increased 23.3%, from R$ 5.660 billion in 2012 to R$ 6.979 billion in 2013, mainly due to increased CFR sales.

• Other costs. Other costs increased 2.9%, from R$ 4.788 billion in 2012 to R$ 4,926 billion in 2013, mainly sure to new mining taxation in the States of Minas Gerais, Pará and Mato Grosso do Sul.

Sales and administrative expenses

Sales and administrative expenses decreased 424.0%, from R$ 4.249 billion in 2012 to R$ 2.804 billion in 2013, mainly due to making our organizational structure simples.

Research and development expenses

Research and development expenses decreased 39.5%, from R$ 2.866 billion in 2012 to R$ 1.745 billion in 2013, mainly due to a reduction in our project portfolio and the closing of exploration offices worldwide.

Asset impairment

In 2013 there was reduction in impairment in the amount of R$ 5.390 billion. This reduction was mainly due to suspension of the Rio Colorado Project (“PRC”) in the amount of R$ 4.963 billion and of the pelleting plants, reported to be in the amount of R$ 427 million.] The 2012 reduction in 2012 in the amount of R$ 8.211 billion refers mainly to estimate loss of R$ 5.769 billion and  in coal plants in Australia in the amount of R$ 2.139 billion.

Pre-operational expenses and operation shutdown

In 2013, pre-operational expenses and operational shutdown summed up to R$ 4.035 billion, an increase of R$ 890 million relative to 2012, particularly due to greater expenses with the Rio Colorado and Long Harbour projects.

Other operating costs and expenses

Other operating expenses reduced 45.8%, from R$ 3.981 billion in 2012, to R$ 2.157 billion in 2013, mainly due to less contingencies and provisions made during the year, such as, the non-recurring impact of expenses with the Financial Offset for the Exploration of Mineral Resources (CFEM), which was R$ 1.100 billion.

Result from the sale of non-current assets held for sale

Assets sales revenue decreased 51.0%, from R$ 1.036 billion in 2012 to R$ 508 million in 2013, due to losses in the Tres Valles sale; while in 2012, the results referred to Araucária sales loss.

Result from Corporate Participations

The result from corporate participations decreased 19.5%, from R$ 1.241 billion in 2012 to R$ 999 million in 2013, mainly due to performance drop at Samarco.

Net Financial result

The net financial expenses dropped 123.8% from R$ 8.239 billion in expenses in 2012 to R$ 18.448 billion in 2013, due to interest rates and fines from the Tax Recovery Program — REFIS (“REFIS”).

Reduction of the investments recoverable value

There was no reduction of investments recoverable value in 2013. The reduction reported for 2012 in the amount of R$ 4.002 billion had an impact on our investment in Norsk Hydro (R$ 2.026 million), on Thyssenkrupp CSA (R$ 1.804 billion), and on the Vale Soluções em Energia (R$ 172 million).

Taxation on profits

In 2013, we recorded a tax expense on net income of R$ 15.249 billion, compared to R$ 2.595 billion in 2012, basically due joining REFIS for the payment of sums relative to taxation on the profit from Vale’s foreign subsidiaries and affiliated companies in 2013 and 2012.

Net income attributed to controlling shareholders

The reduction in net profit, from R$ 9.391 billion in 2012 to the net loss of R$ 258 million in 2013, resulted mainly from the previously mentioned factors.

Analysis of equity accounts

In R$ millions

	2012	AV (%) (1)	2013	AV (%) (1)	Variation (%) (2012 x 2013)
Current
Assets

Cash and cash equivalents	11,918	4,5	12,465	4,3	4,4
Short-term investments	0, 506	0,2	0,008	0	(98,4)
Derivatives financial instruments	0, 575	0,2	0,471	0,2	(18,1)
Accounts Receivable	13,885	5,2	13,360	4,6	(3,8)
Related parties	0,786	0,3	0,611	0,2	(22,3)
Inventory	10,320	3,9	9,662	3,3	(6,4)
Taxes on estimated profit	1,472	0,6	5,563	1,9	277,9
Taxes to be refunded	3,148	1,2	3,698	1,3	17,5
Advances to suppliers	0,523	0,2	0,292	0,1	(44,2)
Others	1,973	0,7	2,151	0,7	9,0
Non-current assets held for sale	0,935	0,3	8,822	3,0	843,5
	45,041	17,3	57,103	19,6	24,0

Non-current

Related Parties	0,833	0,3	0,253	0,1	(69,6)
Loans and financing	0,502	0,2	0,564	0,2	12,4
Legal deposits	3,095	1,2	3,491	1,2	12,8
Taxes on profits to be refunded	0,899	0,3	0,899	0,3	—
Taxes on profits deferred	8,282	3,1	10,596	3,6	27,9
Taxes to be refunded	0,443	0,2	0,668	0,2	50,8
Derivatives financial instruments	0,093	0,0	0,329	0,1	253,8
Deposit for incentives and reinvestment	0,327	0,1	0,447	0,2	36,7
Others	1,000	0,4	1,730	0,6	73,0
	15,474	5,8	18,977	6,5	22,6

Investments	13,044	4,9	8,397	2,9	(35,6)
Intangibles	18,822	7,0	16,096	5,5	(14,5)
Fixed Assets	173,455	65,0	191,308	65,5	10,3
	220,795	82,7	234,778	80,4	6,3
Total Assets	266,836	100,0	291,881	100,0	9,4

(1) Relative to asset total

Liabilities and shareholders’ equity	2012	AV (%) (1)	2013	AV (%) (1)	Variation (%) (2012 x 2013)
Current
Accounts Payable to suppliers and contractors	9,255	3,5	8,837	3,0	(4,5)
Salaries and employment taxes	3,025	1,1	3,247	1,1	7,3
Derivatives financial instruments	0,710	0,3	0,556	0,2	(21,7)
Loans and financing	7,093	2,7	4,158	1,4	(41,4)
Related Parties	0,423	0,2	0,479	0,2	13,2
Taxes on profit — Refinancing Program	—	n/a	1,102	0,4	n/a
Taxes to be refunded	0,664	0,2	0,766	0,3	15,4
Taxes on estimated profit	1,310	0,5	0,886	0,3	(32,4)
Pension and retirement benefits	0,420	0,2	0,227	0,1	(46,0)
Payable sub concessions	0,133	n/a	—	n/a	n/a
Asset retirement obligation	0,143	—	0,225	0,1	57,3
Other	2,168	0,8	0,985	0,3	(55,3)
	25,344	9,5	21,468	7,4	(15,3)

Liabilities related to non-current assets held for sale	0,345	0,1	1,050	0,4	184,6
	25,689	9,6	22,518	7,8	(12,4)
Non-current

Derivatives financial instruments	1,601	0,6	3,496	1,2	118,4
Loans and financing	54,763	20,5	64,819	22,2	18,4
Related Parties	0,146	—	0,011	—	(92,5)
Pension and retirement benefits	6,762	2,5	5,148	1,8	(22,3)
Legal provisions	4,218	1,6	2,989	1,0	(29,1)
Taxes on profit — Refinancing Program	—	n/a	15,243	5,2	n/a
Taxes on profits deferred	7,001	2,6	7,562	2,6	229,7
Provision for asset retirement	5,472	2,1	5,969	2,0	9,1
Participation Debentures	3,379	1,3	4,159	1,4	23,1
Non-controlling shareholders’ redeemable share	0,995	0,4	0,646	0,2	(35,1)
Others	3,901	1,5	7,200	2,5	84,9
	88,238	33,0	117,242	40,1	33,9

Shareholders’ Equity
Class A preferred shares — 200,000,000] authorized shares with no nominal value and 2,108,579,618 issued (2012 — 2,108,579,618)	29,475	11,0	29,475	10,1	—
Common shares — 3,600,000 authorized shares, no nominal value and 3,256,724,482 issued (2012 — 3,256,724,428)	45,525	17,1	45,525	15,6	—
Treasury shares — 140,857,692 preferred shares (2012 — 140,857,692) and 71,071,482 common shares (2012 — 71,071,482)	(7,838)	(2,9)	(7,838)	(2,7)	—
Operating results with non-controlling shareholders	(0,840)	(0,3)	(0,840)	(0,3)	—
Result from share conversion/issuance	50	—	50	—	—
Equity valuation adjustment	(4,176)	(1,6)	(2,815)	(1,0)	(67,4)
Accumulated conversion adjustment	9,002	3,4	15,527	5,3	72,5
Accumulated profits	78,466	29,5	69,262	23,8	(11,7)
Total controlling shareholders’ equity	149,664	56,2	148,346	50,8	(1,0)
Non-controlling shareholders’ interest	3,245	1,2	3,775	1,3	(1,5)
Total equity	152,909	57,4	152,121	52,1	(1,0)
Total liabilities and equity	266,836	100,0	291,881	100,0	9,4

(1) Relative to total liabilities and shareholders’ equity

Position on December 31, 2012 compared with the position on December 31, 2013

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2013, the Company had 54% of assets related to Brazilian reais9% to US dollars, 18% to Canadian dollars and 19% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 14.6 % against the US dollar between December 31, 2012 and December 31, 1013.]

Current Assets

Cash and cash equivalents.

The 4.6% increase, from R$ 11.918 billion on December 31, 2012 to R$ 12.465 billion on December 31, 2013, occurred as a function of the gold stream operation with gold and resources from asset disposal, partially offset by REFIS payment.

Short-term investments.

The 98.4% reduction, from R$ 506 million on December 31, 2012 to R$ 80 million on December 31, 2013, resulted from bonds maturing in 2013.

Inventories

The 6.4% decrease in inventories, from R$ 10.320 billion on December 31, 2012 to R$ 9.662 billion on December 31, 2013, was due to the operating cycle.

Taxes on estimated profit

There was a 277.9% increase on taxes on estimated profit, from R$ 1.472 billion on December 31, 2012 to R$ 5.563 billion on December 31, 2013, reflecting values to be recovered from losses suffered by companies abroad.

Non-current assets held for sale and phased out operations

Assets sales totaled R$ 8.822 billion on December 31, 2013, reflecting the disposal of energy generation assets and general load, compared to R$ 935 million from December 31, 2012, relative to the Araucária disposal..

Non-current assets

Deferred taxes on profits

The amount of deferred taxes on profits reported increased 27.9%, from R$ 8.282 billion on December 31, 2012 to R$ 10.596 billion on December 31, 2013, due to reported differences relative to share debentures, derivatives, and interest rates equalization on equity.

Investments

Investments dropped 35.6%, from R$ 13.044 billion on December 31, 2012 to R$ 8.397 billion on December 31, 2013, reflecting the final lock-up period for the Norsk Hydro share renegotiation. From this date, the Norsk Hydro shares may be traded in the market, and for this reason we stopped calculating the equity equivalence for this share, as it is not treated as a financial asset available for sale.

Fixed assets

The 10.3 % increase in fixed assets, from R$ 173.455 billion on December 31, 2012 to R$ 191.308 billion on December 31, 2013, occurred due to Capex execution, mainly of the S11D project.

Current liabilities

Accounts payable to suppliers and contractors

The 4.5% reduction in accounts payable to suppliers and contractors, from R$ 9.255 billion on December 31, 2012 to R$ 8.837 billion on December 31, 2013, was basically due to payments made during the term.

Portion of liabilities of long-term loans

The 41.4% reduction in the portion liabilities of long-term loans, from R$ 7.093 billion on December 31, 2012 to R$ 4.158 billion on December 31, 2013, was due to -long-term loans- maturing in 2013.

Liabilities related to non-current assets held for sale and phased out operations

Liabilities related to non-current assets held for sale increased 184.6%, from R$ 345 million on December 31, 2012 to R$ 1.050 billion on December 31, 2013, due to the sale of the energy and general load in 2013.

Non-current liabilities

Derivatives financial instruments

The increase in derivatives financial instruments was 118.4%, from R$ 1.601 billion on December 31, 2012 to R$ 3.496 billion on December 31, 2013, basically due to the appreciation of the American dollar against the real, with a loss in the swaps market, whose purpose is to reduce cash flow volatility.

Loans and financing

The increase in loans and financing was 18.4%, from R$ 54.763 billion on December 31, 2012 to R$ 64.819 billion on December 31, 2013, reflecting the exchange rate variation, since a considerable share of the loans were retained in foreign currency.

Provisions for contingencies

Provisions for contingencies was reduced to 29.1%, from R$ 4.218 billion on December 31, 2012 to R$ 2.989 billion on December 31, 2013, reflecting the REFIS agreements.

Provision with obligations for asset retirement

The reduction of 9.1% in provisions with obligation for asset retirement, from R$ 5.472 billion on December 31, 2012 to R$ 5.969 billion on December 31, 2013, was due to -the annual review of the estimates.

Shareholder Debentures

The 23.1% increase of shareholder debentures, from R$ 3.379 billion on December 31, 2012 to R$ 4.159 billion on December 31, 2013, refers to these bonds’ mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders decrease 1.0%, from R$ 149.664 billion on December 31, 2012 to R$ 148.346 billion on December 31, 2013, as a result of conversion accrued adjustments.

Analysis of Operating Results, 2012 vs. 2011

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2011 and December 31, 2012:

Income Statement	2011	AV(1)(%)	2012	AV (%)(1)	Variation (%) (2011 vs. 2012)
Net Operating Revenues	100.556	100.0	91.269	100.0	(9.2)
Cost of products and services	(41.033)	(40.8)	(49.832)	(54.6)	21.4
Administrative and sales expenses	(3.894)	(3.9)	(4.249)	(4.7)	9.2
Research and development	(2.817)	(2.8)	(2.886)	(3.2)	2.4
Other net operating expenses	(4.780)	(4.8)	(7.126)	(7.8)	49.1
Reduction in noncurrent assets recoverable value	—	n/a	(8.211)	(9.0)	n/a
Gain (loss) in the measurement of noncurrent assets held for sale	2.492	2.5	(1.036)	(1.1)	n/a
Operating Profit	50.524	50.2	17.929	19.6	(141.6)
Result of corporate participations	1.857	1.9	1.241	1.4	(33.2)
Net financial result	(6.318)	(6.3)	(8.239)	(9.0)	30.4

Reduction of investments recoverable value	—	n/a	(4.002)	(4.4)	n/a

Income before income tax and social contribution	46.063	45.8	6.929	7.6	(85.0)

Taxes on profits	(8.504)	45.8	6.929	7.6	(85.0)
Net loss from discontinued operations attributable to controlling shareholders	(0.139)	(8.45)	2.595	2.8	n/a
Net Income attributable to controlling shareholders	37.420	37.2	9.361	10.3	(75.0)

Year ended December 31, 2011 compared to the year ended December 31, 2012

Revenues

Net operating revenues were R$ 91.269 billion in 2012, compared with R$ 100.556 billion in 2011, a 26.5% decrease over 2011.

In 2011, the increase in revenues was basically due to the higher volume sold, which contributed to the increased revenues with R$ 17.981 billion.

Iron ore

Revenues from sales of iron ore dropped 13.2%, from R$ 61.959 billion in 2011 to R$ 52.913 billion in 2012, due to a decrease in the average sale price.

Pellets

Revenues from pellet sales dropped 3.47%, from R$ 13.270 billion in 2011, to R$ 12.778 billion in 2012, due to 11.0% drop in market prices; the same effect was observed for iron ore, which was partially offset by the 8.4% increase in volumes sold as the result of operations ramp-up in Omã’s Vale..

Manganese ore and ferroalloy

Revenues from manganese and ferroalloy sales decreased 5.6%, from R$ 1.118 billion in 2011 to R$ 1.055 billion in 2012. Since the sales of ferroalloy operations in Euro, manganese sales to these locations started being reported, thus, manganese volumes increased 69.1% and ferroalloys dropped to 30.8%.

Coal

Coal sales revenue increased 17.5%, from R$ 1.795 billion in 2011 to R$ 2.109 billion in 2012, due to a 4.2% increase in volumes sold as a result of increased production in Mozambique, partially offset by assets sales in Colombia. The increase of 13.3% in average sale price was due to an increase in metallurgic coal sales volume, resulting from the Mozambique mine development and thermal coal assets sale in Colombia.

Basic Metals

Nickel and other products

There was a 14.3 reduction in revenues from sales of these products, from R$ 13.596 billion in 2011, to R$ 11.656 billion in 2012, mainly due to (i) 8.2% price drop and 7.9% reduction in nickel sales volume as a function of the temporary shutdown of operations at Sudbury in the first quarter of 2012; and (ii) 15.2% drop in copper volume sold as a consequence of Sudbury’s shutdown, which was partially offset by a 7.9% increase in the average sale price.

Copper

Revenues from sales of copper increased 23.6%, from R$ 1.842 billion in 2011 to R$ 2.277 billion in 2012, due to a 10.6% increase in volumes sold as a result of the beginning of operations at Salobo, partially offset by a 6.2% drop in average sale price.

Fertilizers

Potash

Revenues from potash sales increased 24.5%, from R$ 457 million in 2011 to R$ 569 million in 2012, due to the 22.7 increase in average sale price and the 2.3% increase in volumes sold.

Phosphate

Revenues from phosphate sales increased 26.4%, from R$ 3.898 billion in 2011, to R$ 4,926 billion in 2012, reflecting the 12.3% increase in volume resulting from the ramp-up in phosphate rock operations in Bavóvar, in Peru, and the 13.1% price increase due to exchange rate variation.

Nitrogen

Sales revenues from nitrogen increased 20.2%, from R$ 1.136 billion in 2011, to R$ 1.366 billion in 2012, reflecting average sale prices increase of 13.9%.

Other products and services

Revenues from other products and services dropped 33.3% from R$ 1.437 billion in 2011 to R$ 959 million in 2012. This occurred mainly due to aluminum operations occurred in the first quarter.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 49.832 billion in 2012, compared with R$ 41.033 billion in 2011, an increase of 21.4%. The impact was mainly due to: (a) higher maintenance cost and improvements in iron ore, pellets and nickel and by the increase in volumes produced in the fertilizer and copper operations (beginning of Salobo operation), partially offset by the (c) drop in basic metals’ volumes sold.

• Outsourced services. The cost of outsourced services increased 30.4% in 2012, from R$ 6.961 billion in 2011, to R$ 9.079 billion in 2012, reflecting increases in maintenance expenses in the nickel operations.

• Materials costs. Materials costs increased by 33.2% in 2012, from R$ 6.206 billion in 2011, to R$ 8.264 billion in 2012, mainly due to maintenance expenses in the nickel and iron ore operations, as well as more expenses with the purchase of ammonia and urea used in the fertilizer activities, due to prices.

• Costs of energy and fuels. Energy and fuel costs increased 10.0% in 2012, from R$ 4.989 billion in 2011 to R$ 5,490 billion in 2012, due to price increase.

• Personnel costs. Personnel costs increased 31.8%, from R$ 5.066 billion in 2011, to R$ 6.679 billion in 2012, reflecting the increase in number of employees due to the increase in activities, the 8% adjustment of salaries paid in Brazil, and bonds payment made biannually to employees working in remote areas.

• Acquisition of products. The cost of products purchased from third parties decreased 30.1%, from R$ 3.887 billion in 2011, to R$ 2.718 billion in 2012, mainly due to the reduction in nickel’s purchase volume and the purchase price drop in iron ore and pellets from third parties.

• Depreciation and depletion. The cost of depreciation and depletion increased 23.3%, from R$ 5.803 billion in 2011, to R$ 7.154 billion in 2012, mainly reflecting the beginning of production of Salobo.

• Other costs. Other costs increase 28.7%, from R$ 8.121 billion in 2011 to R$ 10.448 billion in 2012, mainly sure to the cost of shipping freight.

Sales and administrative expenses

Sales and administrative expenses increased 9.2%, rising from R$ 3.894billion in 2011 to R$ 4.249 billion in 2012. The increase is mainly due to (a) greater expenses with personnel, reflecting the 8% increase in salaries due to the collective bargaining agreement of our Brazilian employees and (b) increase in services’ expenses.

Research and development expenses

Research and development expenses grew 2.4% over 2011, rising from R$ 2.817 billion in 2011 to R$ 2.886 billion in 2012. The relatively stable R&D level was due to maintenance expenses to create long-term growth opportunities.

Reduction in the recoverable value of noncurrent assets

Impairment in 2012 in the amount of R$ 8.211 billion refers mainly to the estimate loss for nickel plants for cash flow in the amount of R$ 5.769 billion, cost increase, market price reduction and production reduction, among other factors, in coal plants in Australia in the amount of R$ 2.139 billion. In 2011, there was no impairment.

Other operating costs and expenses

Other operating expenses increased from R$ 4.780 billion in 2011, to R$ 7.126 billion in 2012, a 49.2% increase, due to the provision for contingencies — CFEM (Financial Compensation for the Exploration of Mineral Resources) and the provision for ICMS losses and pre-operating expenses. Additionally,  pre-operating expenses and idle capacity at VNC and Onça Puma  significantly increased since 2011.

Gain (Loss) from measurement or noncurrent assets sale

In 2011, the Company had revenues of R$ 2.492 billion from asset sales, relative to expenses of R$ 1.036 billion in 2013. The gain was due to the sale of aluminum assets in 2011, and the loss is referent to the (a) sales of fertilizer assets — Araucária company (R$ 269 million), (b) sales of manganese ferroalloy operations in Europe (R$ 45 million), and (c) sales of coal assets (R$ 722 million).

Result from Corporate Participations

The result from corporate participations decreased 33.2%, from R$ 1.857 billion in 2011 to R$ 1.241 billion in 2012, mainly due to the (a) drop in sales price for pellets negotiated by Samarco, (b) lower revenues from the Itabrasco and Nibrasco leasing, and (c) results from the Norsk Hydro operations.

Net Financial result

The net financial expenses were R$ 8.239 billion in 2012, relative to the financial expenses of R$ 6.318 billion in 2011. The main factor contributing to the negative result was the increase in the monetary and exchange rate variations recorded in 2012 on the Company’s loans, the drop in financial revenues due to the annual average cash reduction and derivative losses, as well as expenses in the debentures market participations marks.

Reduction of the investments recoverable value

The reduction reported for 2012 in the amount of R$ 4.002 billion had an impact on our investment in Norsk Hydro (R$ 2.026 million), in Thyssenkrupp CSA (R$ 1.804 billion), and in the Vale Soluções em Energia (R$ 172 million). In 2011, no investment recoverable value was reported.

Taxation on profits

In 2012, we recorded a tax expense on net income of R$ 2.595 billion, compared to R$ 8.504 billion in 2011, basically due to the lower tax base used to calculate taxes due to the reversal in deferred liability as a result of Vale Fertilizantes’ incorporation operations, and the amount of tax reduction from the assets recoverable value. The effective tax was lower last year, in addition to the fertilizer reversal operation, due to the payment of dividends and interest over its own capital.

Net income attributed to controlling shareholders

The 75.0% drop in net income, from R$ 37.420 billion in 2011 to R$ 9.361 billion in 2012, was mainly due to the factors explained above, with greater impact from the reduction of assets recoverable values.

Analysis of equity accounts

In R$ millions

					Variation (%)
	2011	AV (%) (1)	2012	AV (%) (1)	(2011 x 2012)
Assets
Current Assets

Cash and cash equivalents	6,593	2,8	11,918	4,5	80,8
Short-term investments	—	n/a	0, 506	0,2	n/a
Derivatives financial instruments	1,112	0,5	0, 575	0,2	(48,3)
Accounts Receivable	15,889	6,7	13,885	5,2	(12,6)
Related parties	0,154	—	0,786	0,3	410,4
Inventory	9,833	4,1	10,320	3,9	5,0
Taxes on estimated profits	0,868	0,4	1,472	0,6	69,6
Taxes to be refunded	3,308	1,4	3,148	1,2	(4,8)
Advances to suppliers	0,733	0,3	0,523	0,2	(28,6)
Others	1,646	0,7	1,973	0,7	19,9
Non-current assets held for sale	—	n/a	0,935	0,3	n/a
	40,136	16,9	46,041	17,3	14,7

Non-current

Related Parties	0,904	0,4	0,833	0,3	(7,9)
Loans and agreement receivables	0,399	0,2	0,502	0,2	25,8
Legal deposits	2,735	1,2	3,095	1,2	13,2
Taxes on profit to be refunded	0,629	0,3	0,899	0,3	42,9
Deferred taxes on profit	3,567	1,5	8,282	3,1	132,2
Taxes to be refunded	0,483	0,2	0,443	0,2	(8,3)
Derivatives financial instruments	0,112	—	0,093	—	(17,0)
Others	1,524	0,7	1,327	0,5	(12,9)
	10,353	4,4	15,474	5,8	49,8

Investments	14,984	6,3	13,044	4,9	(12,9)
Intangibles	17,789	7,5	18,822	7,1	5,8
Fixed Assets	153,855	64,9	173,455	65,0	12,7
	196,981	83,1	220,795	82,7	12,1
Total Assets	237,117	100,0	266,836	100,0	12,5

(1) Relative to total asset

					Variation (%)
	2011	AV (%) (1)	2012	AV (%) (1)	(2011 x 2012)
Liabilities and shareholders’ equity
Current liabilities
Accounts Payable to suppliers and contractors	8,851	3,7	9,255	3,0	4,6
Salaries and employment taxes	2,442	1,0	3,025	1,1	23,9
Derivatives financial instruments	0,136	0,1	0,710	0,3	422,1
Loans and financing	2,847	1,2	7,093	2,7	149,1
Related Parties	0,043	—	0,423	0,2	883,7
Taxes to be refunded	0,979	0,4	0,664	0,2	(32,2)
Taxes on profits to be refunded	0,955	0,4	1,310	0,5	37,2
Pension and retirement benefits	0,316	0,1	0,420	0,2	32,9
Sub concessions payable	0,123	0,1	0,133	—	8,1
Provision for asset retirement	0,136	0,1	0,143	—	5,1
Dividends and interest on equity	2,207	0,9	—	n/a	n/a
Others	1,650	0,7	2,168	0,8	31,4
	20,685	8,7	25,344	9,5	22,5

Liabilities related to non-current assets held for sale and phased out operations	—	—	0,345	0,1	n/a
	20,685	8,7	25,689	9,6	24,2
Non-current liabilities

Derivatives financial instruments	1,239	0,5	1,601	0,6	29,2
Loans and financing	40,225	17,0	54,763	20,5	36,1
Related Parties	0,171	0,1	0,146	—	(14,6)
Pension and retirement benefits	4,577	1,9	6,762	2,5	47,7
Legal Provisions	3,145	1,3	4,218	1,6	34,1
Different taxes on profits	10,210	4,6	7,001	2,6	(31,4)
Provision for asset retirement	3,427	1,4	5,472	2,1	59,7
Participation Debentures	2,496	1,1	3,379	1,3	35,4
Non-controlling shareholders’ redeemable share	0,943	0,4	0,995	0,4	5,5
Others	4,617	2,0	3,901	1,5	(15,5)
	71,050	30,0	88,238	33,1	24,2

Shareholders’ Equity
Class A preferred shares - 7,200,000,000 authorized shares with no nominal value and 2,108,579,618 issued (2011 — 2,108,579,618)	29,475	12,4	29,475	11,0	—
Common shares — 3,600,000,000 authorized shares, no nominal value and 3,256,724,482 (2011 — 3,256,724,482) issued	45,525	19,2	45,525	17,1	—
Mandatorily convertible securities into common shares	0,360	0,2	—	n/a	n/a
Mandatorily convertible securities into preferred shares	0,796	0,3	—	n/a	n/a
Treasury shares — 140,857,692 preferred shares (2011 — 181,099,814) and 71,071,482 common shares (2011 — 86,911,207)	(9,917)	(4,2)	(7,838)	(2,9)	(21,0)
Operating results with non-controlling shareholders	(0,071)	—	(0,840)	(0,3)	n/a
Result from share conversion/issuance	—	—	50	—	n/a
Equity valuation adjustment	(1,407)	(0,6)	(4,176)	(1,6)	196,8
Profit reserves	(0,546)	(0,2)	9,002	3,4	n/a
Accumulated profits	77,962	32,9	78,466	29,5	0,6
Total controlling shareholders’ equity	142,177	60,0	149,664	56,2	5,3
Non-controlling shareholders’ interest	3,205	1,3	3,245	1,2	1,2
Total equity	145,382	61,3	152,909	57,4	5,2
Total liabilities and equity	237,117	100,0	266,836	100,0	12,5

(1) Relative to total liabilities and shareholders’ equity

Position on December 31, 2011 compared with the position on December 31, 2012

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2012, we had 51% of our assets related to Brazilian reais, 11% to US dollars, 17% to Canadian dollars and 21% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 9.4% against the US dollar between December 31, 2011 and December 31, 1012.

Current Assets

Cash and cash equivalents.

The 80.8% increase, rising from R$ 6.593 billion on December 31, 2011 to R$ 11.918 billion on December 31, 2012, occurred as a function of: (a) new investment options made in 2012 in the foreign market in the amount of US$ 1.0 billion, €750 million, and US$ 1.5 billion. The resources for these investments were made using operating activities and dividend payments as well as interest on its own capital.

Short-term investments.

On December 31, 2011 no short-term investments had been reported, while on December 31, 2012, R$ 506.0 million were reported.

Derivatives finance instruments

The decrease of 48.3% in finance instruments derivatives, dropping from R$ 1.112 billion on December 31, 2011 to R$ 575 million on December 31, 2012, essentially refers to the depreciation of the real against the dollar, which is the index for most of the Company’s swaps that protect the debt flow in reais.

Accounts receivable from customers.

The reduction of 12.6%, dropping from R$ 15.889 billion on December 31, 2011, to R$ 13.885 billion on December 31, 2012, refers mainly to the decrease in sales over 2012 relative to 2011.

Inventories

The 5.0% increase in inventories, rising from R$ 9.833 billion on December 31, 2011 to R$ 10.320 billion on December 31, 2012, refers mainly to the significant increase in production due to Salobo becoming operational.

Taxes on estimated profits

Taxes on estimated profits increased 69.6%, from R$ 868 million on December 21, 2011 to R$ 1.472 billion on December 31, 2012, due to amount to be refunded as the result of losses incurred by companies abroad.

Taxes to recover or offset

The 10.7% increase in taxes to recover or to offset, rising from R$ 4.175 billion on December 31, 2011 to R$ 4.620 billion on December 31, 2012, refers to the values to be recovered from losses suffered by companies abroad.

Non-current assets held for sale

There was no execution in 2011. On December 31, 2012, asset sales totaled R$ 935 million, referent to the Araucária company, an operation that produces nitrogen products for Petrobras.

Non-current assets

Deferred taxes on profits

The increase in the deferred income tax and social contribution of 132.2%,  from R$ 3.567 billion on December 31, 2011 to R$ 8.282 billion in December 31, 2012, was due to the reversal of deferred income tax on the added value linked to the investment in the nickel and coal areas.

Derivatives finance instruments

The 17.0% reduction in  finance instruments derivatives , which dropped from R$ 112 million on December 31, 2011 to R$ 93 million on December 31, 2012, basically is due to the depreciation of the dollar against the real, which is the index for most of the Company’s swaps, which protect the Company’s debt flow.

Investments

Investments dropped 12.9% ,from R$ 14.984 billion on December 31, 2011 to R$ 13.044 billion on December 31, 2012, reflecting a reduction in recoverable value (R$ 4.002 billion) that was offset mainly by the equivalent equity R$ 1.241 billion).

Fixed assets

The 12.7% increase in fixed assets, rising from R$ 153.855 billion on December 31, 2011 to R$ 173.455 billion on December 31, 2012, occurred due to projects in the iron ore, nickel, logistics and fertilizer segments.

Current liabilities

Accounts payable to suppliers and contractors

The 4.6% increase in accounts payable to suppliers and contractors, rising from R$ 8.851 billion on December 31, 2011, to R$ 9.255 billion on December 31, 2012, was basically due to increases with expenses with material.

Loans and financing

The 149.1% increase in the portion liabilities of long-term loans, rising from R$ 2.847 billion on December 31, 2011 to R$ 7.093 billion on December 31, 2012, was due to the transfer of short-term 7th issue debentures maturing in 2013.

Derivatives finance instruments

The increase in finance instruments derivatives was 422.1%, rising from R$ 136 million on December 31, 2011 to R$ 710 million on December 31, 2012, basically due to the appreciation of the dollar against the real, which is the index for the majority of the Company’s swaps that protect the Company’s flow of debt.

Dividends and interest on own capital

In 2012, there was no record of proposed dividends and interest on own capital, as these were paid in full throughout the year, while in 2011, due to advances for the year 2011 made in August and October of that year, it registered a balance of R$ 2.207 billion for payment of the dividends proposed by Vale in 2012.

Liabilities related to non-current assets held for sale

There was no execution in 2011, while in 2012 such liabilities corresponded to R$ 345 million, due to the Araucária sale.

Non-current liabilities

Derivatives finance instruments

The increase in finance instruments derivatives at fair value was 29.3%, rising from R$ 1.239 billion on December 31, 2011 to R$ 1.601 billion on December 31, 2012, basically due to the appreciation of the dollar against the real, which is the index for the majority of the Company’s swaps that protect the Company’s flow of debt.

Loans and financing

The increase in loans and financing was 36.1%, rising from R$ 40.225 billion on December 31, 2012 to R$ 54.763 billion on December 31, 2012, reflecting the exchange rate variation on the debt and the investments made on foreign markets in the amount of US$ 1.0 billion, €750 million, and US$ 1.5 billion, a financing contract of R$ 4 billion (US% 1.9 billion) from the National Bank for Economic and Social Development (BNDES), with a disbursement of R$ 2 million, and such increase was partially offset by the transfer of short-term 7th issue debenture maturing in 2013.

Legal Provisions

Legal provisions increased 34.1%, rising R$ 3.145 billion on December 31, 2011 to R$ 4.218 billion on December 31, 2012, due to the complementation of a provision in the amount of R$ 1 billion for the Financial Compensation for the Exploration of Mineral Resources (CFEM), as a result of prognosis changes related to the deductibility costs of transport from the calculation basis.

Deferred taxes on profits

In 2012, the deferred income tax and social contribution fell 31.4%, from R$ 10.210 billion on December 31, 2011 to R$ 7.001 billion on December 31, 2012, due to the reversal of differed income tax from Vale Fertilizantes.

Obligations for asset retirement

The increase of 59.7% in obligations for asset retirement, rising from R$ 3.427 billion on December 31, 2011 to R$ 5.472 billion on December 31, 2012, was due to the annual review of the estimates.

Shareholder Debentures

The 35.4% increase of shareholder debentures, from R$ 2.496 billion on December 31, 2011 to R$ 3.379 billion on December 31, 2012, refers to these bonds’ mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders increased by 5.3%, rising from R$ 142.177 billion on December 31, 2011 to R$ 149.664 billion on December 31, 2012. The increase in the profit reserves came from withholdings on net income.

Analysis of Cash Flow 2013 vs. 2012

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2012 and December 31, 2013:

(in R$ million)	2013	%	2012
Operating cash flow
Year’s net revenues (loss)	(258)	(97.3)	9,391
Adjustments to consolidate the year’s net revenues with operating revenues	32,491	37.9	23,690
Operating net revenues	32,233	(2.6)	33,081
Investments net revenues	(23,150)	(23.1)	(30,093)
Financing net revenues	(9,396)	(519.5)	2,240
Cash and cash equivalents increase (reduction)	(313)	(106.0)	5,228
Beginning of the year cash and cash equivalents increase	11,918	80.8	6,593
Effect of exchange rate variations on cash and cash equivalents	860	786.6	97
End of the year cash and cash equivalents	12,465	4.6	11,918

Year ended on December 31, 2012 compared to the year ended on December 31, 2013

Net Operating Revenues

Net operating revenues were R$ 32.233billion in 2013 compared to R$ 33.081 billion in 2012, a drop of 2.6%, mainly due to REFIS operations.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 23.150billion in 2013, relative to R$ 30.093 billion in 2012, a drop of 23.1% due to fixed assets purchase drop.

Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 9.396billion in 2013, relative to R$ 2.240 billion in 2012, a 519.5% drop due to 2012 funding levels.

Analysis of Cash Flow 2012 x 2011

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2011 and December 31, 2012:

(in R$ millions)	2012	%	2011
Operating cash flow :
Year’s net revenues	9,391	(75.0)	37,420
Adjustments to consolidate the year’s net revenues with operating revenues	23,690	944.1	2,269
Operating net revenues	33,081	(16.6)	39,689
Investments net revenues	(30,093)	38.9	(21,665)
Financing net revenues	2,240	n/a	(23,601)
Cash and cash equivalents increase (reduction)	5,228	n/a	(5,577)
Beginning of the year cash and cash equivalents increase	6,593	47.8	12,636
Effect of exchange rate variations on cash and cash equivalents	97	n/a	(466)
End of the year cash and cash equivalents	11,918	80.8	6,593

Year ended on December 31, 2011, compared to the year ended on December 31, 2012

Net Operating Revenues

Net operating revenues were R$ 33.081 billion in 2012, compared with R$ 39.689 billion in 2012, a drop of 16.6% over 2011, mainly due to reduction in the company’s operating results.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 30.093 billion in 2012, relative to R$ 21.665 billion in 2011, an increase of 38.9% relative to 2011, due mainly to new projects.

Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 2.240 billion in 2012, relative to R$ 23.601 billion in 2011, an increase of 109.4% relative to 2011, due to a higher volume of investments made in 2012.

10.2 Operating and Financial Results

a) Results of Vale Operations, in particular:

i.                                         Description of key components of revenue

Net operating revenues totaled R$ 101.490 billion in 2013, increasing 11.2% relative to the R$ 91.269 billion in 2012 and a drop of 0.5% relative to the R$ 102.019 billion in 2011.

Individually, the most important product in terms of revenue generation in 2013, 2012, and 2011 was iron ore.

	Fiscal year ended December 31,
R$ million	2011	%	2012	%	2013	%
Bulk materials	78,130	77.7	69,369	76.1	77,856	76.6
Ferrous minerals	76,335	75.9	67,260	73.7	75,668	74.5
Iron ore	61,035	60.7	52,959	58.0	61,271	60.4
Pellet plant operation services	63	0.1	35	—	—	—
Pellets	13,207	13.1	12,743	14.0	12,972	12.8
Manganese and ferroalloys	1,126	1.1	1,055	1.2	1,140	1.1
Others	904	0.9	468	0.5	285	0.3
Coal	1,795	1.8	2,109	2.3	2,188	2.1
Thermal Coal	1,005	1.0	504	0.5	127	0.1
Metallurgical Coal	790	0.8	1,605	1.8	2,061	2.0
Basic metals	15,438	15.3	13,933	15.3	15,746	15.5
Nickel	9,552	9.5	8,076	8.6	8,362	8.3
Copper	4,355	4.3	4,257	4.7	5,239	5.2
PGMs	707	0.7	744	0.8	1,030	1.0
Precious metals	678	0.7	700	0.8	963	0.9
Cobalt	146	0.2	156	0.2	151	0.1
Fertilizers	5,551	5.5	7,008	7.7	6,038	6.0
Potash	457	0.5	569	0.6	434	0.4
Phosphates	3,898	3.9	4,926	5.4	4,443	4.4
Nitrogen	1,136	1.1	1,366	1.5	990	1.0
Others	60		147	0.1	171	0.2
Others	1,437	1.4	959	1.0
Net Revenues	100,556	100.0	91,269	100.0	101,490	100.0

In 2013, sales to Asia represented 57.1% of total revenues, slightly above the 56.3% in 2012 and the 56.23% reported in 2011. Sales to the Americas amounted to 19.6%, below the 21.5% in 2012 and 21.8% in 2011. Revenues from Europe represented 18.6% in this term, 17.6% in 2012 and 19.0% in 2011, while the remainder contributed with 4.5% of the 2013 revenues.

Considering sales per country, China was responsible for 40.7% of our revenues in 2013, followed by Brazil with 13.1%, Japan with 8.7%, Germany with 7.0%, South Korea with 3.9% and the United States with 2.8%. In 2012, China was responsible for 38.2% of our revenue, followed by Brazil with 14.8%, Japan with 10.5%, Germany with 6.3%, South Korea with 4.5%, and the United States with 2.8%.

	Fiscal year ended on December 31,
R$ million	2011	%	2012	%	2013	%
North America	5,587	5.6	4,626	5.1	5,129	5.1
USA	2,767	2.8	2,593	2.8	2,823	2.8
Canada	2,631	2.6	1,974	2.2	2,242	2.2
Others	189	0.2	59	0.1	64	0.1
South America	16,273	16.2	15,004	16.4	14,960	14.7
Brazil	14,437	14.4	13,500	14.8	13,295	13.1
Others	1,836	1.8	1,504	1.6	1,665	1.6
Asia	56,573	56.3	51,352	56.3	57,929	57.1
China	35,900	35.7	34,838	38.2	41,277	40.7
Japan	12,164	12.1	9,612	10.5	8,853	8.7
South Korea	4,587	4.6	4,103	4.5	3,897	3.9
Taiwan	2,178	2.2	1,755	1.9	2,103	2.1
Others	1,744	1.7	1,044	1.2	1,799	1.8
Europe	19,141	19.0	16,094	17.6	18,816	18.6
Germany	6,384	6.3	5,719	6.3	7,104	7.0
France	1,338	1.3	1,300	1.4	2,105	2.1
United Kingdom	2,259	2.2	1,858	2.0	2,156	2.1
Italy	3,192	3.2	2,544	2.8	2,263	2.2
Others	5,968	5.9	4,673	5.1	5,188	5.2
Rest of the World	2,982	3.0	1,653	4.6	4,566	4.5
Net Revenues	100,556	100.0	93,511	100.0	101,490	100.0

ii.                                     Factors that materially affected the operating results

Vale’s operating result is mainly affected by demand, which impacts the prices of our principal products, and it is also affected by exchange rates.

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	Fiscal year ended on December 31,
	2011	2012	2013
	$/metric ton, unless otherwise indicated(1)
Iron ore	227,86	207,29	231,30
Pellets	324,53	289,93	317,96
Manganese	277,49	264,51	340,74
Ferroalloys	2.416,46	2.577,05	2.286,62
Coal
Thermal coal	160,00	155,19	174,93
Metallurgical Coal	394,00	333,61	280,29
Nickel	37.781,39	34.660,94	32.038,31
Copper	14.101,35	14.849,08	14.847,03
Platinum (R$ /oz)	160,00	155,19	3,175.47
Cobalt (R$ /lb)	394,00	333,61	23.66
Potash	846.14	1,037,87	1,864.07
Phosphates
MAP	1,138.14	1,264.06	1,223.37
TSP	981.30	1,029.63	1,007.12
SSP	471.46	525.07	573.51
DCP	1,138.13	1,228.44	1,162.35
Nitrogen	1,024.87	1,167.15	1,113.87

(10)  Amounts converted using the average exchange rate in each period: R$ 1.6746 in 2011, and R$ 1.9546 in 2012 and R$ 2.1605 in 2013.

The following table summarizes the average volume sold of main products for the periods indicated.

	Fiscal year ended on December 31,
	2011	2012	2013
Iron ore	257.287	258.061	264.631
Pellets	41.861	45.382	40.992
Manganese	1.032	1.745	2.116
Ferroalloys	386	267	183
Coal
Thermal coal	5.342	3.134	726
Metallurgical Coal	2.330	4.864	7.353
Nickel	252	232	261
Copper	302	285	353
Potash	568	581	531
Phosphates
MAP	907	1.221	1.133
TSP	594	713	681
SSP	2.501	2.446	1.969
DCP	556	474	461
Nitrogen	1.278	1.342	890

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Demand from China has been one of the main drivers of worldwide demand and prices.

Chinese imports of iron ore reached 810 million metric tons in 2013, 8.7% above the 745.5 million metric tons in 2012, and 17.9% above the 686.8 million metric tons from 2011, due mainly to the continual growth of Chinese steel production in 2013.

Our iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients. In 2012, there was a significant change in our iron ore quarterly pricing agreements, which uses the average price indices for the three months of the current quarter to use the pricing options based on spot. This change exposes us to a greater pricing volatility, but it allows us to obtain greater value by bringing our point of sales closer to the Asian markets.

Fine iron ore prices command premiums as a function of the content of iron. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in 2013 were 11.6 and 1.5% higher than the average prices in 2012 and 2011. The average price for pellets in 2013 increased by 9.7% relative to average prices in 2012, and they were 2.0% lower relative to average prices in 2011.

Manganese and ferroalloys

The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.

Coal

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Since April 2010, the prices for metallurgical coal have been established on a quarterly basis for most volumes sold in the transoceanic market, while some players are selling it on a quarterly basis, and a minority continues to use annual pricing. The prices of thermal coal are set in spot negotiations and/or through annual contracts.

Nickel

Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by production of stainless steel, which represents 64-66% of consumption.

Vale has short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with its sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of its annual production. In 2013, 63% of the refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 34% among nickel producers, results in its sales volume being more stable. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices.

Primary nickel (including iron-nickel, pig iron nickel and nickel cathode) and secondary nickel (scrap) are nickel’s main competitors for stainless steel production. The choice between the different types of primary and secondary nickel is largely driven by its relative prices and availability. In recent years, secondary nickel accounted for about 44-47% of the overall nickel used in stainless steel production, and primary nickel accounted for 53-56%. In 2013, the Chinese nickel pig iron production and iron-nickel production was 590,000 metric tons, representing 25% of the global supply of primary nickel, compared to 20% in 2012 and 16% in 2011.

Copper

Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product.

Fertilizers

The demand for fertilizers depends on the same market fundamentals as those for global demand for minerals, metals and energy. The rapid per capita growth of emerging economies  causes changes in food, marked by an increase in the consumption of proteins, which contributes to higher demand for fertilizers. Demand is also driven by biofuels that are emerging as an alternative source of energy to reduce global dependency on greenhouse gases [sic], and essential raw materials for the production of biofuels — sugar cane, corn and palm — which are intensively used in fertilizers.

Fertilizers are sold in the market mainly on a cash basis using international reference prices, although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important factor for determining price throughout the year, given that agricultural production in each region depends on the climactic conditions of the harvest.

Exchange Rates

The impact of exchange rate variations on Vale’s operational results are described in item “10.2 (b)” of this Reference Form.

b.             Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

Most of the Company’s revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian real (54% on December 31, 2013), the US dollar (27% on December 31, 2013), Canadian dollars (14% on December, 31,

2013), Indonesian rupees, Australian dollars, the euro, and others(11). As a result, changes in exchange rates affect the Company’s operating margin.

Most of our long-term debt is expressed currencies other than the Brazilian real, mainly in American dollars (70% on December 31, 2013). Due to the fact that Vale’s functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31, 2013 our debt expressed in reais was R$ 18.807 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian reais to US dollars. As a consequence of the depreciation of the Brazilian real against the US dollar in 2013 and inflation, the net exchange rate and monetary variation caused a negative impact on our net profits of R$ 6.484 billion in the year. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1.872 billion in 2012, of which R$ 362 million generated a positive impact on the cash flow.

Variations in the inflation rates

The company’s revenues are not significantly affected by inflation rates.

Variations attributable to price changes, volume changes and the introduction of new products and services

Vale’s operating revenue is directly affected by changes to its products’ prices and services, as well as by changes to the volumes sold, as discussed in item “10.2(a)(ii)” of this Reference Form.

c.             Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer’s financial result

For comments on the inflationary impact, price variations in the main products and exchange rates, see item “10.2 (b)” of this Reference Form.

Vale exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The natural hedge between US interest rate fluctuations and prices of metals mitigates the volatility of the Company’s cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). Approximately 30% of the debt on December 31, 2013 was in reais, and the remaining 70% are in other currencies. Approximately 35.0% of the debt on December 31, 2012 was in reais, and the additional 73.0% in other currencies. About 30% of the debt at December 31, 2011 was expressed in Brazilian reais, the remaining 70% was expressed in other currencies. On December 31,

(11)  Composition of the CPV by currency in 2012 was: 56% in reais, 26% in US dollars, 14% in Canadian dollars, 3% in Australian dollars and 1% in other currencies. In 2011, CPV composition was: 59% in reais, 20% in US dollars, 15% in Canadian dollars, 2% in Australian dollars, and 4% in other currencies.

2013, around 43.4% of the debt was tied to the floating interest rate on December 31, 2012, relative to 45.3% on December 31, 2012 and 24% on December 31, 2011.

Fuel costs are an important component of our production cost and represented 7.4% of our total cost of products sold in 2013, 7.6% in 2012, and 8.4% in 2011. Increases in the price of oil and gas negatively impact our fertilizers, mining, pellets and nickel businesses. Electricity costs were 2.7% of the total cost of products sold in 2013, 3.4% in 2012, and 3.7% in 2011.

10.3 Relevant effects on Financial Statements

The impairment registered in 2013 resulted in a loss of about R$ 5.390 billion. This amount refers to the Company’s assets recoverable value, based on the premise that includes the discounted cash flow and the commodities price.

Vale does not provide guidance regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give the capital markets a sound basis for their expectations regarding the Company’s performance in the medium and long term.

a.             Introduction or disposal of operating segment

In September 2013, the Company made public its intention to give away the control over its subsidiary VLI S.A. (“VLI”), responsible for operations in the General Load sector. Consequently, the General Load sector is being treated as under a phasing out process and assets and liabilities were reclassifies as non-current assets/liabilities held for sale.

As part of the closure process, Vale signed share transfer agreements of (a) 20% of the VLI’s capital to Mitsui & Co. for the amount of R$ 1,509 million, (b) 15.9% to Accrued Severance Pay — FGTS (Portuguese acronym) (“FGTS”) in the amount of R$ 1,200 million, and (c) 26.5% to the investment fund managed by Brookfield Asset Management for the amount of R$ 2,000 million. This operation is subject to changes by the Administrative Council for Economic Defense — CADE (Portuguese acronym) (“CADE”).

b.             Incorporation, acquisition or divestiture of stakeholder positions

Main Acquisitions

2013

Share increase in the Belvedere coal project.

On January 31, 2013, Vale Belvedere Pty Ltd. signed agreements to complete a purchase option exercised in June 2010 by means of which it purchased 24.5% additional share in the Belvedere da Aquila Resources Limited (Aquila) coal project. The purchase price of A$ 150 million (equivalent to US$ 156 million using the AUD/USD tax rate of 1.04) is equivalent to the market price determine by an independent assessor hired by Vale and Aquila at the time. The outcome of this transaction is that Vale Belvedere Pty Ltd. increased is Belvedere share to 100%. Additionally, Vale Belvedere Pty Ltd. agree to pay the amount of A$ 20 million (equivalent to US$ 21 million) to settle lawsuits and disputes associated with Belvedere and Aquila.

Overall, Vale paid US$ 338 million for 100% of Belvedere. Belvedere is a future growth option.

It is a project for an underground coal mine located in the southern Bowen Basin, near the city of Moura, in the state of Queensland, Australia. The project was approved by Vale’s Administrative Council. According to preliminary estimates, Belvedere can potentially reach a production capacity of 7.0 million metric tons per year of mainly metallurgic coal.

Increased share in the Capim Branco I and II hydroelectric power plants

On March 12, 2013, Vale, together with Cemiq Capim Branco Energia S.A., purchased, by means of preference rights stipulated in the Consórcio Capim Branco contract, for R$ 223 million , 12.47% shares from Suzano Papel e CElulose S.A. and Suzano Holding S.A. of equity in the Capim Branco I and II, which can produce 1,524 giga watts hour per year of energy until the end of the concession in 2036. The purchase of the additional shares of the Capim Branco I and II hydroelectric power plants adds value to the extent that produces immediate reduction in the cost of energy by our operations. It is a low risk investment with a clearly higher return to Vale’s equity cost.

2012

Assets leasing and potash mining rights

On April 23, 2012, Vale renewed with Petróleo Brasileiro S.A. (Petrobras) the contract renewal for assets leasing and potash mining rights in Sergipe for 30 years, allowing it to continue to explore the potash mine in Taquari-Vassouras and the development of the Carnalita project. When it begins to produce, it has been estimated that Carnalita will have the largest potash operation in Brazil, with an estimated production capacity of 1.2 million tons of potash per year. The contract is in line with Vale’s growth strategy to become one of the global leaders in the fertilizer industry.

Continuing with its corporate structure optimization process, in the second quarter of 2012, Vale acquire more than 10.46% of participation in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is the participation in the Minerações Brasileiras Reunidas S.A. (MBR), which owns the Ibarito, Vargem Grande, and Paraopeba mines.

As a result of this acquisition, Vale has increased its participation in EBM’s capital to 96.7% and in MBR’s to 98.3%, and the amount of R$ 450 million was known as the result of the operation with non-controlling shareholders in “Net Equity.”

2011

Acquisition of control of Biopalma

In February 2011, Vale became the controller of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio, in Pará, a producer of palm oil, which is used as a raw material in biodiesel production. The transaction value was R$ 173.5 million. Our goal is to use this fuel in Vale’s operations in Brazil. Biopalma begins palm oil production in 2012, and it expects to reach annual production of 500,000 tons by 2019, when crops reach maturity. The main use of the oil will be on Vale’s biodiesel production to fuel its locomotives, machines and equipment in large Brazilian operations, using B20 (a mixture containing 20% biodiesel and 80% common diesel).

Acquisition of stake in the Belo Monte Hydroelectric Plant

In June 2011, Vale purchased 9.0% of the capital of Norte Energia S.A. (NESA) for R$ 3.8 million, held by Gaia Energia e Participações S.A. (Gaia). NESA’s exclusive purpose is to implant, operate and develop the Belo Monte Hydroelectric Plant located in Pará. Vale reimbursed Gaia for capital contributions made by Gaia in NESA, and it will assume the commitments for future capital contributions arising from the stakeholder position that was acquired (estimated to be R$ 2.3 billion). The acquisition is consistent with the strategy to reduce operating costs and to minimize energy prices and the risks of supply. At December 31, 2011, R$ 137 million had been contributed to NESA.

Increase of participation in SDCN

In June 2011, Vale Emirates Ltd. purchased an additional 16% of participation in Sociedade de Desenvolvimento do Corredor Nacala S.A. (SDCN) for US$ 8 million (equivalent to R$ 12.8 million). The purchase was in line with the strategy to develop the logistic corridor of Nacala and was an extension of the purchase of 51% participation in SDCN in September 2010. SDCN has the concession to create the logistic structure necessary for the flow of production resulting from the expansion of coal production in Moatize. Vale will invest in the expansion of the capacity of the logistic corridor of Nacala by means of the rehabilitation of the existing railroads of the SDCN in Malawi and Mozambique, the construction of rail connections from Moatize to a new, deep-water marine terminal in Nacala, and the construction of the port of Nacala.

Agreement to explore the port facility concession in Santos

In July 2011, Vale Logística Integrada S.A. (VLI) signed an agreement to create TUF — Empreendimentos e Participações S.A., a joint venture with Vale Fertilizantes in order to explore the Port Facility concession of Ultrafértil (TUF). The TUF is located in the city of Santos, in the state of São Paolo, and it moves imported loads of sulfur, ammonia and fertilizers in general. It is strategically interconnected to Vale’s railroad network. VLI now holds 51% in the joint venture, which was acquired through the payment of R$ 150 million to Vale Fertilizantes, and it is contributing R$ 432 million in capital to the joint venture in order to finance the TUF’s investment plan. The formation of the joint venture positions Vale to competitively meet the growth of agribusiness in Brazil. At the same time, investment in the TUF strengthens the logistics infrastructure of the fertilizer business, contributing to making its expansion in the coming years feasible.

Acquisition of shares in circulation of Vale Fertilizantes

In December 2011, Vale concluded the public offering to acquire the shares issued by Vale Fertilizantes in circulation in the market. As a result of this operation, Vale acquired 211,014 common shares, and 82,919,456 preferred shares issued by Vale Fertilizantes, which represent 83.8% of common shares and 94.0% of preferred shares of Vale Fertilizantes in circulation in the market, which corresponds to 0.1% of the total of common shares and 29.8% of the preferred shares of Vale Fertilizantes. Both the common and preferred shares were acquired at a price of R$ 25.00 per share, for a total of R$ 2.078 billion. On December 23, 2011, Vale Fertilizantes had its registration as an open company cancelled by the CVM.

On January 24, 2012, the General Extraordinary Shareholders’ Meeting of Vale Fertilizantes approved the redemption of the 5,314,386 shares remaining in circulation, both common and preferred, and representing 0.94% of the total shares of Vale Fertilizantes. Thus, through its controlled companies, Vale holds 100% of the total number of common shares, and 100% of the total of preferred shares of Vale Fertilizantes. The shares were redeemed at the share price offered in the public offering held on December 12, 2011 of R$ 25.00 (twenty-five reais) per share, plus interest calculated based on the SELIC rate, from the date of payment for the offering, on December 15, 2011, until the payment date for redemption of the shares, which date was January 26, 2012. Vale’s and Vale Fertilizante’s total disbursement was R$ 2.2 billion.

Main investment disposals and asset sales

In accordance with the strategy, the Company continues to reduce our stakes in non-core assets.

The following is a summary of the main disposals and sales of assets during the three-year period under discussion.

2013

Sales of part of the gold flow produced as a by product

On February 28, 2013, Vale Switzerland, after approval by the Administrative Council, finalized the contracts with Silver Wheaton Corp. (SLW), a Canadian company with share traded in the Toronto Stock Exchange and in the New York Stock Exchange, for the sale of 70% of payable gold flow produced as a byproduct in certain nickel mines in Sudbury, for a period of 20 years, and with Silver Wheaton (Caymans) Ltd. for the sale of 25% of the payable gold flow produced as byproduct in the Salobo copper mine, for the extent of the mine’s longevity. In addition to the initial payment of US$ 1.9 billion in cash, Vale Switzerland received100 million in SLW warrants with a strike price of US$ 65 and a 10-year term. Additionally, Vale will receive cash payments in the future for each ounce (oz.) of gold delivered to SLW as per the agreement, at the lowest amount between US$ 400 per ounce (plus a 1% annual adjustments based on inflation starting in 2016 in the case of Salobo) and the market price.

This transaction frees a considerable amount contained in Vale’s world class basic metals assets, to the extent that it attributes to the payable gold produced in Salobo de amount of US$ 5.32 billion, in addition to the payments of US$ 400 per ounce delivered, given that there will be no additional cost to extract the gold contained in the condensed copper produced at Salobo. The execution of Vale’ strategic plan reinforces the Company’s confidence in the high potential of its world-class basic metals and the belief that they will general significant value to shareholders across the cycles.

VLI shares sale

On September 18, 2013, Vale signed an agreement for the sale of 20% of VLI’s total equity to Mitsui & Co. (Mitsui) for R$ 1.509 billion and 15.9% of VLI equity for R$ 1.2 billion to the Government’s Severance Indemnity Fund — FGTS (Portuguese acronym)’s Investment fund (FI-FGTS), whose equity is managed by Caixa Econômica Federal. From the total amount involved in these transactions, the amount of R$ 2 billion will be used as VLI capital transfer, which will issue new shares to be subscribed and paid by Mitsui and FI-FGTS. The contribution amount to VLI will be used to finance par of its investment plan. The remainder of the resources involved in these transactions, in the amount of R$ 709 million, will be paid to Vale in exchange for VLI shares detained by Vale.

Additionally, on December 23, 2013, Vale signed agreement with a fund managed by Brookfield Asset Management (Brookfield) for the sale of 26.5% of VLI’s equity shares, for R$ 2 billion. To make this and the above transactions happen, Vale’s VLI shares will drop to 37.6%. Vale, Brookfield, Mitsui, and FI_FGTS will sign an agreement with the shareholders to regulate their rights and obligation as VLI shareholders.

The conclusion of these transaction will be subject to approval by the relevant government agencies, among which is the Administrative Council for Economic Defense — CADE (Portuguese acronym), and to other usual conditions of suspension to these transactions.

Norsk Hydro total share sale

On November 14, 2013, Vale announce that it would sell all of its 22% Norsk Hydro ASA (Hydro) shares, held by its subsidiary Vale Austria Holding GmbH (currently named Vale International Holdings GmbH) (“Vale Austria”), for the price of NOK 25.00 per share, resulting in the amount of NOK 11.196 billion, equivalent to US$ 1.822 billion (equivalent to R$ 4.218 billion). Vale Austria held these shares since 2011, when it restructured its aluminum assets portfolio. After this transaction is concluded, Vale Austria will no longer hold Hydro shares.

Tres Valles share sales

On December 12, 2013, Vale concluded the Sociedade Contractual Minera Tres Valles (Tres Valles) sale for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A. (ISG), a company controlled by the Chilean group Vecchiola S.A.

Tres Valles is a company that produces cathode copper in the Coquimbo region in Chile. The transaction included Vale total share of 90% in Tres Valles equity and also certain mining right held by Vale in the Coquimbo region. Tres Valles has underground and opencast mines and it has the production capacity of 18,500 metric tons of cathode copper.

Energy production assets sale

On November 19, 2013, Vale signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT) for the sale of 49% of its shares of 9% of Norte Energia S.A. (Norte Energia)’s equity, a company in charge of the construction, operation, and exploration of the Belo Monte hydroelectric power plant (Belo Monte), for approximately R$ 200 million, and for the creation of a joint venture of energy generation assets.

For this goal, two distinct vehicles were created to host energy generation projects and assets. In the first, Aliança Norte Energia Participações S.A., Vale will hold 51% of the equity, resulting from contribution from its current share of 9% of the Norte Energia’s total equity and after the sale of 49% of the equity of this vehicle to CEMIG GT. Therefore, Vale’s share in the Norte Energia’s total equity will drop to 4.59% and Vale will try to reduce, in similar proportion, the payment of guarantees associated with the Belo Monte project’s financing structure.

The second vehicle, Aliança Geração de Energia S.A., will be formed by Vale and CEMIG GT, respectively with 55% and 45% of the total equity, by means of contribution of its share in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Cadonga. These power plants hold 1.158 MW of attributed installed capacity and an average of 652 MW of secured energy. Electric energy supply to Vale operations will be secured by long-term contracts with Aliança Geração de Energia S.A., in order to maintain the same amount of energy currently supplied to our operations.

The transaction is subject to regulatory approval and other , preconditions common to transactions of this type. The final amounts of these transactions will be subject to certain adjustments, according to the terms and condition established in the investment agreements.

Purified phosphoric acid sales

On December 20, 2013, Vale signed a contract with Israel Chemicals Ltd. (ICL) for the sale of all of its shares, corresponding to 44.25%, of Fosbrasil’s equity, a company that produces purified phosphoric acid, located in Cajati, in the state of São Paulo, for US$ 52 million the conclusion of this transaction is contingent on compliance to the usual preconditions and approvals, including that from the Administrative Council for Economic Defense (CADE, Portuguese acronym).

Log-in share sale

On December 26, 2013, Vale, according to the rules in CVM’s Instruction No. 168, from December 23, 1991, as edited, held an auction to dispose of 28,737, 367 of common shares it owned from Log-in Logística Intermodal S.A. (Log-in), a company listed in the BM&FBOVESPA (ticker symbol: LOGN3), corresponding to all of the ordinary shares issued by Log-in and held by Vale, for the price of R$ 8.11 per share, totaling R$ 233 million. The completion of this transaction took place on January 2, 2014.

2012

Sale of CADAM Participation

On April 26, 2012, Vale signed an agreement to sell its participation in 61.5% of Cadam S.A. (CADAM) for US$ 30.1 million (equivalent to R$ 58.0 million), to KaMin LLC (a closed capital American company). CADAM produces kaolin and operated an open mine in the state of Amapá, a processing plant, and a private port, both in the state of Pará. The mine and the plant are interconnected via a 5.8 km pipeline. Vale will receive US$ 30.1 million for CADAM’s share control, to be paid within five years. The transaction was concluded on May 7, 2012. CADAM’s sale is part of the Company’s continued efforts to optimize its assets portfolio. Together with the sale of Pará Pigmentos S.A. (PPSA), in 2010, CADAM’s sale consolidates the kaolin sales business.

Sale of Colombia coal assets

On May 25, 2012, Vale, and Vale International Holdings GmbH and Vale International S.A., signed an agreement to sell its thermal coal operations in Colombia to CPC S.A.A, a company affiliated to Colombia Natural Resources S.A.S. (CNR), a closed capital company, for US$ 407 million (equivalent to R$ 843 million) in cash, subject to regulatory approval. The sale was concluded on June 25, 2012.

The thermal coal operations in Colombia are an integrated mine-rail-port system consisting of: (a) 100% coal mine in El Hatillo and a coal deposit in Cerro Largo, both in Cesar’s department; (b) 100% of the Sociedad Portuária Rio Córdoba (SPRC), a coal port operation on Colombia’s Atlantic coast, and (c) 8.43% participation in the Ferrocarriles Del Norte de Colombia S.A. (FENOCO) railway, which holds concession and operation of the railway connecting the coal mines to SPRC.

Sale of manganese ferroalloy assets in Europe

On July 10, 2012, Vale and Vale International S.A. signed an agreement to sell its manganese ferroalloy operations in Europe to Glencore Internacional Plc. Subsidiaries, a company listed in the London and Hong Kong stock markets, for US$ 160 million (equivalent to R$ 325 million) in cash, subject to the fulfillment of certain precondition. The manganese ferroalloy operations in Europe consist of: (a) 100% of Vale Manganese France SAS, located in Dunkirk, in France; and, (b) 100% of the Vale Manganese Norway AS, located in Mo I Rana, Norway. The sale was concluded on October 31, 2012.

Sale of marine transport assets

On August 31, 2012, Vale International signed an agreement to the sale, for US$ 600 million and posterior chartering, of 10 large ore carrier ships with Polaris Shipping Co. Ltd. (Polaris). These ships were acquired in 2009 / 2010 and converted from oil tankers to ore carriers, each with an approximate capacity of 300,000 DWT, so that Vale International would have at its disposal a marine fleet dedicated to the transport of iron ore to its clients. The sold ships will chartered by Vale International through long term chartering contracts signed with Polaris. In addition to freeing capital, the transaction preserves Vale’s ability to transport iron ore by sea having the ships at its disposal, but eliminating the risks involved in ownership and operation.

Sale of fertilizer assets

On December 18, 2012, Vale Fertilizantes S.A. signed with Petrobras an agreement to sell Araucária, a nitrogen production operation located in Araucária in the state of Paraná, for US$ 234 million, subject to adjustments. The purchase price will be paid by Petrobras in quarterly payments, 100% adjusted by the Interbank Deposit Certificate (CDI), in amounts that are equivalent to the royalties owned by Vale Potássio do Nordeste S.A. relative to the potash assets leasing and mining rights at Taquari-Vassouras and the Carnalita project. Araucária has an annual production capacity of approximately 1.1 million tons of ammonia and urea. The divestment of assets like Araucária, which do not have synergy with the Company’s portfolio, is consistent with efforts to improve the allocation of capital and revenue generation to complement the financing of investments considered a priority, with great potential for value generation. The Araucária sale also contributed to a reduction in investments to sustain existing operations in the amount of US$ 50 million per year.

CADE approved the transaction with no restrictions on May 15, 2013.

Sale of participation in oil and gas concession

On December 21, 2012, Vale signed an agreement with Statoil Brasil Óleo e Gás Ltda (Statoil) to sell its 25% participation in the BM-ES-22A concession in the Espírito Santo Basin for the amount of US$ 40 million (equivalent to R$ 82 million), in cash. Besides, the sale exempts Vale from investment liabilities in the amount of US$ 80 million until the end of 2013. The completion of this transaction happened on January 23, 2014. Vale’s strategy for sustainable growth and value generation encompasses multiple options, and the active management of its portfolio is an important action to optimize the allocation of capital and to focus management efforts.

2011

Sale of aluminum assets

In February 2011, Vale announced that it had concluded a transaction with Norsk Hydro ASA (Hydro), a company listed on the Oslo Stock Exchange and on the London Stock Exchange (ticker symbol: NHY) to transfer, through its subsidiary Vale Austria Holdings GmnH (currently named Vale International Holdings GmbH) (“Vale Austria”), all of its stake in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their exclusivity rights, commercial contracts and net debt of US$ 655 million (equal to R$ 1.088 billion) for 22% of Hydro’s common shares in circulation, after the issuance on February 28, 2011, and US$ 503 million in case (equal to R$ 836 million) after adjustments.

Vale Austria also created a new company, Mineração Paragominas S.A. (Paragominas), and transferred the bauxite mine of Paragominas and all of its remaining bauxite mining rights in

Brazil. As part of this transaction, Vale Austria sold 60% of Paragominas to Hydro for US$ 578 million in cash (equal to R$ 960 million) after adjustments to working capital. The remaining parcel will be sold in two equal portions, three and five years after conclusion of the transaction, for US$ 200 million in cash, each.

According to the terms of the agreement, through its wholly owned subsidiaries, Vale Austria transferred the following to Hydro: (a) 51% of the total capital of Albras; (b) 57% of the total capital of Alunorte; (c) 61% of the total capital of CAP; and it sold (d) 60% of the total capital of Paragominas.

Vale Austria subscribed 447,834,465 shares of Hydro, or 22% of the 2,035,611,206 shares in circulation, approximately US$ 3.5 billion (equal to R$ 5.866 billion) according to Hydro’s closing price and the exchange rate NOK/US$ on February 25, 2011. According to the terms of the transaction, Vale Austria cannot sell its shares for a two-year lock-up period, and it also may not increase its stake in Hydro beyond the 22%.

c.             Unusual events or operations

2013

On November 2013, Vale decided to join the Tax Recovery Program — REFIS for the payment of amounts relative to taxation on the profit from its subsidiaries and affiliated companies abroad from 2003 to 2012. By joining the REFIS, Vale generated a substation reduction in the amounts under dispute and is in consonance with the Company’s goals to eliminate uncertainties to focus on its business, in order to keep potential benefits from legal appeals under the tax regime for its foreign subsidiaries.

Among the options offered by REFIS legislation, Vale chose to make early payment of debts relative to 2003, 2004, and 2006, and to pay principal tranches, fines and interest for the remaining years of 2005, and 2007 through 2012.

The payments’ face value resulting from Vale’s decision reached the amount of R$ 22.2 billion. Considering early payments and payment of the first tranche, in 2012 R$ 6.0 billion were paid and the remaining amount, that is, R$ 16.3 billion, will be paid in 178 monthly tranches. For further details, see Explanatory Note No. 19 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

Income Tax

In June 2012, the Company decided to incorporate Vale Fertilizantes in the Nague. Consequently, the value of the acquired assets and liabilities stated in the Nague’s accounting statements, deducted from the values amortized in the acquisition date, are the operations’ tax basis. As a result, after the incorporation was concluded, there is no difference between the tax basis and the accounting values of the acquired net assets, and consequently, there is no more deferred income tax liability. The balance of the deferred income tax liability initially stated (accounted for when of the purchasing accounting) totaling R$ 2,533 million, was reverted and fully acknowledged for the fiscal year’s result, in connection with the incorporation g Vale Fertilizantes in the Nague.

Assets recoverable value

Vale found evidence of a reduction in assets recoverable value in some of the investments in affiliated companies and joint ventures and in fixed assets. The following table shows the adjustments made:

		December 31, 2013			December 31, 2012
Assets	Cash Generating Unit	Net Accounting Value	Recoverable Value	Impairment Adjustment	Net Accounting Value	Recoverable Value	Impairment Adjustment
Fixed Assets
Fertilizers	PRC	6.489	1.526	4.963
Nickel	Onça Puma				7.653	1.884	5.769
Pellets	Pelleting Assets	527	100	427	—	—	—
Coal	Australian Assets				3.365	1.226	2.139
Other					386	83	303
		7.016	1.626	5.390	11.404	3.193	8.211
Investment
Aluminum	Norsk Hydro ASA				6.598	4.572	2.026
Metallurgy	Thyssenkrupp				4.387	2.583	1.804
Energy	VSE				207	35	172
		—	—	—	11.192	7.190	4.002
		7.016	1.626	5.390	22.596	10.383	12.213

10.4 Changes in Accounting Practices. Corrections and Remarks.

a.             Significant changes in accounting practices

2013

Starting on January 1st, 2013, Vale adopted the revise pronouncement IAS 19 — Benefits to employees. The Company applied the pronouncement retroactively according to the transition provided in the pronouncement, which (i) eliminated the “hallway” method, (ii) rationalized the changes between assets and liabilities in the plans, acknowledging in the results of the fiscal year the cost of services, interest rate expenses on obligations, interest rate of revenues on the plan’s assets, and (iii) acknowledged in the comprehensive results new measurements of actuarial gains and losses, return of plan’s assets (net revenue of interest rates on assets) and changes in the ceiling effect of onerous assets and liabilities.

For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

(a) Pronunciamentos, interpretações ou atualizações emitidos pelo IASB para adoção posterior a 31 de dezembro de 2013

•                  Annual Improvements to IFRSs: 2010-2012 Cycle

•                  Defined Benefit Plans: Employee Contributions

•                  Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39

•                  Novation of Derivatives and Continuation of Hedge Accounting

•                  IFRIC 21 Levies

•                  Recoverable Amount Disclosures for Non-Financial Assets

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b) Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

There are new pronouncements, interpretations and changes to the IFRS adopted in 2013, as follows. The retrospective impact of the new rules are limited to effects on the revision of CPC 33 (R1) Benefits to employees. For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

There were no significant changes in the consolidated accounting statements in the fiscal year that ended on December 31, 2012. Vale drafted its consolidated accounting statements in IFRS based on the pronouncements already issued by the CPC and referenced by the CVM. The pronouncements issued by the IASB, and still not referenced by the CVM, will not be adopted in advance by the Company.

Considering the option given by the pronouncement of the CPC 19(R1) Investment in Joint Controlled Enterprise (Joint Venture), issued on August 4, 2011 and anticipating the consequences of the CPC 18(R2) — Investment in Associated Company, Controlled Company and in Joint Venture (correlated to IFRS 11), the Company, for the purposes of consolidated statements, chose not to show its participation in controlled companies of shared control by the proportional consolidated method, and chose to present its investment in these entities using the equity equivalence method in the fiscal year of 2012.

Additionally to what is said above, for specific contracts, the Company assumes risks related to product transportation and negotiates the freight cost directly for the client. However, for these contracts, in 2011 and 2010, the main portion of the freight related to CFR (international term for freight and cost) of iron ore and pellets was recorded as if Vale was an operation agent, appearing in freight net income. Vale reviewed the 2011 and 2010 statements to reflect the income of such sales accordingly with the total value charged from clients.  As consequence, freight costs related to this operation appears as cost of sold product.

For more information, see Explanatory Note 2 in the financial statements relative to fiscal year ended on December 31, 2012.

(a)           Pronouncements, interpretations, guidelines and revisions approved by the CVM for adoption after to December 31, 2012

•                  Investment Entities

•                  Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•                  Annual Improvements to IFRSs

•                  Offsetting Financial Assets and Financial Liabilities

•                  Mandatory Effective Date and Transition Disclosures

•                  IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

•                  IAS 19 - Employee Benefits

•                  IFRS 10 - Consolidated Financial Statements

•                  IAS 28 - Investments in Associates and Joint Ventures

•                  IAS 27 - Separate Financial Statements

•                  IFRS 11 — Joint Arrangements

•                  IFRS 12 — Disclosure of Interests in Other Entities

•                  IFRS 13 — Fair Value Measurement

•                  IFRS 9 — Financial Instruments

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b)           Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

•                  CPC 46 — Fair Value Measurement

•                  CPC 36(R3) — Consolidated Statement

•                  CPC 45 — Publication of Participation in Other Entities

•                  CPC 18(R2) — Investments in Associated Companies, Controlled Companies, and Joint Ventures

•                  CPC 33(R1) — Employee Benefits

•                  CPC 19(R2) — Joint Businesses

(c)           Pronouncements, interpretation, and guidelines issued and / or updated by the CPC to be adopted during the fiscal year of 2012

•                  CPC 17 (R1) — Construction Contracts

•                  CPC 30 (R1)- REVENUE

•                  CPC 40 (R1) — Financial Instruments: Disclosure

•                  CPC 35 (R2) — Separate Statements

2011

There have been no significant changes in the consolidated financial statements for the year ended December 31, 2011. Vale prepared its consolidated financial statements in IFRS based on the circulars already issued by the CPC and approved by the CVM. The circulars issued by the IASB and not yet approved by the CVM will not be adopted in advance by the Company.

a)            Circulars, interpretations and guidance issued and/or updated by the CPC, adopted during fiscal year 2011.

•                  CPC 15 (R1) — Combination of businesses

•                  CPC 19 (R1) — Investment in joint ventures

•                  CPC 10 (R1) — Cost of loans

•                  CPC 21 (R1) — Intermediate financial statements

•                  CPC 26 (R1) — Presentation of financial statements

•                  CPC 35 (R1) — Separate financial statements correlated according to international accounting norms

•                  CPC 36 (R2) — Consolidated financial statements

•                  ICPC 01 (R1) — Concession contracts

•                  ICPC 17 — Concession contracts: evidence

b)            Circulars and interpretations issued and/or updated by the IASB and still not approved by the CVM are consequently not adopted by the Company.

•                  IAS 01 — Presentation of financial statements

•                  IAS 19 — Employee benefits

•                  IAS 27 — Separate accounting statements

•                  IAS 28 — Investments in associated companies and joint ventures

•                  IFRS 09 — Financial instruments

•                  IFRS 10 — Consolidated accounting statements

•                  IFRS 11 — Joint agreements

•      IFRS 12 — Divulging investments in other entities

•                  IFRS 13 — Measuring fair value

•                  IFRIC 20 — Costs of sterile removal in the production phase of surface mining

b.                                      Significant effects of changes in accounting practices

The following table summarizes the effects of the Company’s adopting revised pronouncement IAS 19 — Employee benefits, correlated to CPC 33 (R1) starting January 1, 2013, in the comparison period:

	Consolidated
In R$ millions	December 31, 2012
Equity Balance	Original Balance	Effects of changes	Adjusted Balance
Assets
Current
Cash and cash equivalents	11,918	—	11,918
Others	34,123	—	34,123
	46,041	—	46,041
Non-current
Deferred income tax and social contribution	8,134	148	8,282
Others	212,748	(235)	212,513
	220,882	(87)	220,795
Total of assets	266,923	(87)	266,836

Liabilities
Current
Retirement benefits obligations	420		420
Liabilities related to noncurrent assets held for sale	327	18	345
Others	24,924	—	24,924
	25,671	18	25,689
Non-current
Retirement benefits obligations	3,390	3,372	6,762
Deferred income tax and social contributions	7,754	(753)	7,001
Others	74,475	—	74,475
	85,619	2,619	88,238
Shareholders’ equity
Capital stock	75,000	—	75,000
Equity assessment adjustments	(1,422)	(2,754)	(4,176)
Pension fund	—	—	—
Accrued conversion adjustments	8,960	42	9,002
Accrued profits and profits reserve	78,466	—	78,466
Non-controlling shareholders’ equity	3,257	(12)	3,245
Others	(8,628)	—	(8,628)
	155,633	(2,724)	152,909
Total liabilities and shareholders’ equity	266,923	(87)	266,836

	Consolidated
In R$ millions	December 31, 2012
Equity Balance	Original Balance	Effects of changes	Adjusted Balance
Assets
Current
Cash and cash equivalents
Others	6,593	—	6,593
	33,543	—	33,543
Non-current	40,136	—	40,136
Deferred income tax and social contribution
Others	3,538	29	3,567
	193,414	—	193,414
Total of assets	196,952	29	196,981

Liabilities
Current
Retirement benefits obligations	316	—	316
Others	20,369	—	20,369
	20,685	—	20,685
Non-current
Retirement benefits obligations	2,846	1,731	4,577
Deferred income tax and social contributions	10,614	(404)	10,210
Others	56,263	—	56,263
	69,723	1,327	71,050
Shareholders’ equity
Capital stock	75,000	—	75,000
Equity Assessment adjustments	(75)	(1,332)	(1,407)
Accrued conversion adjustments	(750)	204	-546
Accrued profits and profits reserve	78,132	(170)	77,962
Non-controlling shareholders’ equity	53	—	53
Others	(5,680)	—	(5,680)
	146,680	(1,298)	145,382
Total liabilities and shareholders’ equity	237,088	29	237,117

	Consolidated
In R$ million	December 31, 2012
Results Statement	Original Balance	Effects of changes	Adjusted Balance
Net sales revenue	91,269	—	91,269
Cost of products sold and services provided	(49,899)	67	(49,832)
Gross income	41,370	67	41,437

Operating income (expenses)	(23,508)	—	(23,508)
Net financial income	(8,404)	165	(8,239)
Net equity	1,241	—	1,241
Reduction of assets recoverable value	(4.002)		(4.002)
Earnings before income tax and social contributions	6,697	232	6,929
Taxes on current and deferred profit
Net income in the period	2,669	74	2,595
Income (loss) attributed to non-controlling shareholders	9,366	158	9,524
Net income attribute to controlling shareholders	(501)		(501)
Phased out operations (Note 12)	9,867	158	10,025
			(133)
Net income attributed to parent company shareholders	9,867	158	9,892

	Consolidated
	December 31, 2011
Results	Balance with proportional consolidation	Effects of joint ventures	Balance in proportional consolidation
Income from sales, net	100,556	—	100,556
Cost of products sold and services provided	(41,002)	(31)	(41,033)
Gross income	59,554	(31)	59,523
Operating income (expenses)	(8,999)	—	(8,999)
Net financial income	(6,371)	53	(6,318)
Net equity	1,857	—	1,857
Profits prior taxation on profits	46,041	22	46,063
Taxes on current and deferred profit	(8,494)	(10)	(8,504)
Net income attributed to controlling shareholders	37,953	12	37,965
Loss attribute to non-controlling shareholders	(406)	—	(406)
Loss attribute to non-controlling shareholders	37,953	12	37,965
Phased out operations (Note 12)	(139)	—	(139)
Net income attributed to parent company shareholders	37,814	12	37,826

c. Corrections and remarks in the auditor’s opinion

There were no corrections on the opinions drafted by our independent auditors relating to the financial statements for 2011, 2012 and 2013.

As result of a difference between practices adopted in Brazil and those defined through the “International Financial Reporting Standards (IFRS)”, the opinion by independent auditors on the accounting statements ending on December 31, 2011, 2012, and 2013 present the emphasis paragraph as follows:

•                  On December 31, 2011, 2012, and 2013:

“As described in Note 2, individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate accounting statements, only related to the evaluation of investments in subsidiaries, affiliates, and joint ventures, by the equity method, as in accordance to IFRS, the fair value method should be adopted.”

As discussed on Note 6 of the accounting statements, the Company changed how it pays employee benefits in 2013. Our opinion is not an exception in regards to this topic.”

10.5 Critical Accounting Policies

Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies.

These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates.

Significant estimates and assumptions used by the Company’s Management in preparing these financial statements are thus presented:

a)                                     Mineral reserves and useful life of the mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that the Company assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.

The estimated volume of mineral reserves is based on calculation of the portion of the mines that is depleted, and the estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization, which are recognized in the financial statements as cost of goods sold. Changes in the estimated useful life of the mines could cause a significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.

b)                                     Disposal of Assets

The Company recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to the Accounting Statement’s Explanatory Note 3(b). The Company believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, inflation, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year.

c)                                      Taxation on profit

The Company recognizes the effect of the deferred tax from the tax loss and/or temporary differences in its consolidated financial statements and the financial statements of the controlling company.

Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. For each future tax credit, the Company assesses the likelihood of part or the entire asset not being recovered. The provision for devaluation depends on the assessment by the Company, the probability of generating taxable income in the future, on production and sales planning, commodity prices, operating costs, restructuring plans, the costs of recovering degraded areas, and planned capital costs.

d)                                     Provision for legal suits

Provisions for legal suits are only recorded when the possibility of loss is considered to be probable by the legal director and their legal advisers.

Legal suit provisions are recorded when the value of losses can be reasonably estimated. By their nature, legal suits will be resolved when one or more future events occur or fail to occur. The occurrence of such events does not typically depend on the Company’s activities, which makes it difficult to give precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and well as in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.

e)                                      Employee Retirement Benefits

The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use several assumptions to determine costs and liabilities, among other things. One of the assumptions used in determining the amounts to be recorded in the financial statements is the discount and corrective interest rate. Any changes in these assumptions will affect the accounting records.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations.

f)                                        Reduction in Recoverable Value of Assets

Every year the Company tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on several estimates that are influenced by market conditions prevailing at the time that such recoverability is tested.

g)                                     Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date

The analysis of the impact if actual results vary from Management’s estimates is presented in accounting statement’s explanatory note 25 on the topic of Sensitivity Analysis.

10.6 - Internal Controls

a. Degree of efficiency of such controls, and any imperfections and actions taken to correct them

Vale’s Management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Management established a process for evaluating internal controls using a process mapping methodology and risk assessment to identify applicable controls in order to mitigate the risks affecting the Company’s ability to start, authorize, record, process and release relevant information in the financial statements.

At the end of fiscal year, based on tests performed by Management during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever mistakes are identified in the implementation of controls, they are corrected through the application of action plans to ensure their correct execution at the end of the fiscal year.

Vale’s Directors understand that the process-mapping and risk-assessment methodology used are adequate to ensure the efficiency, accuracy and reliability of its internal controls.

b.                                            Deficiencies and recommendations on internal controls included in the independent auditor’s report

The independent auditors did not present any deficiencies or recommendations about the effectiveness of internal controls adopted by Vale. [

10.7 Public Sale of Securities

a.                                      How resources resulting from the sale were used

2013

There was no public sale of securities in 2013.

2012

Vale priced US$ 1 billion in bonds maturing in 2022.

In January 2012, Vale priced the bonds offer from its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.0 billion). The bonds have a 4.375% coupon rate per year, paid biannually, at a price that is 98.804% of the bond’s face value. These bonds mature in January 2022 and were issued with a 255 basis points spread over the US Treasury bonds, resulting in a 4.525% yield to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used this offer’s net revenues for general corporate purposes.

Vale priced US$ 1.250 billion in bonds maturing in 2022.

In April 2012, Vale priced the bonds offer of its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.6 billion), guaranteed by Vale.  Bonds were consolidated in a single series, with Vale Overseas bonds, issued on January 11, 2012, at US$ 1 billion (equivalent to R$ 2.0 billion) with a 4.375% coupon rate and 2022 maturity. Bonds issued in April will have a 4.375% coupon rate of 101.345% of the bond’s face value. These bonds mature in January 2022 and were issued with a 200 basis points spread over the US Treasury bonds, resulting in a 4.205% yield per year to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used the net revenues from this offer for general corporate purposes.

Vale priced €750 million in bonds maturing in 2023

In July 2012, Vale priced the bonds offer of €750 million (equivalent to R$ 1.9 billion) of 10.5 years. Vale will use the net revenue from this offer for general corporate purposes. The notes maturing in 2023, in the amount of €750 million (equivalent to R$ 1.9 billion), have a 3.75% coupon rate per year, paid annually, and were priced at 99.608% of the bond’s face value. The bonds mature on January 10, 2023, and were issued with a 180 basis point spread over the € mid-swap, or a 225.7 basis point spread over the German Bund’s bonds return, resulting in a 3.798% yield per year to the investor. The bonds are an unguaranteed obligation and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from this offer for general corporate purposes.

Vale priced US$ 1.5 billion in bonds maturing in 2042.

In September 2012, Vale price an offer of US$ 1.5 billion (equivalent to R$ 3.1 billion) in bonds with a 5.625% annual coupon rate, paid biannually, and that were priced at 99.198% of the bond’s face value. The bonds mature in September 2042, and were issued with a 300 basis point spread over the US Treasury bonds, resulting in a 5.681% annual yield for the investor. The bonds are an obligation without guarantees and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from the offer for general corporate purposes.

2011

There was no public sale of securities in 2011.

b.                                      Whether there have been relevant deviations between the actual use of funds disclosed in the offering memoranda of that distribution

There have not been relevant deviations.

c.                                       In the event of deviations, the reasons thereto

There have not been relevant deviations.

10.8 Significant items Not Included in the Financial Statements

a. Assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

Nickel Project — Vale New Caledonia

Regarding the construction and installment of our nickel processing plant in New Caledonia, we guarantee for the financing agreement, which are related below.  In connection with the French Girardin tax law, which is favorable to financial merchant leasing operations, sponsored by the French government, Vale guarantees BNP Paribas, in the capacity of an investor receiving a tax benefit pursuant to French law, certain payments due by Vale Nouvelle-Calédonie SAS (“VNC”). Consistent with the commitment, the assets are substantially concluded on December 31, 2012. Vales has also committed that the assets associated with financial merchant leasing determined by the Girardin Law would be operate for five years from them and under specific production criteria, which remains consistent with our current plans. Vale believes that the probability of the guarantee being claimed is remote.

In October 2012, Vales signed an agreement with Sumic, from VNC, through which Sumic agrees to dilute its VNC participation from 21% to 14.5%. Originally, Sumic has the option to sell his VNC shares to Vale is the defined cost of the initial project of nickel development, as defined by the financing given to VNC in local currency, is converted to US dollars at specific exchange rates exceeds the limit of R$ 10.3 billion, and an agreement is not reached on how to proceed in relation to the project. In May 2010 the limit was reached. Vale discussed it and decided to extend the option. As a result of the  October 2012 agreement, the option’s trigger change from a cost limit to a production limit. The option exercise was postponed to the first quarter of 2015, the first possible tranche to be paid.

Nickel Plant — Indonesia

In 2012, our subsidiary PT Vale Indonesia TBK (“PTVI”), a company listed in Indonesia, submitted its growth strategy to local government in line with the license renewal of for its operation known as Contract of Work (“CoW”). During the process, the government identified the following renegotiation points (i) the size of the CoW area; (ii) the term and form of the CoW; (iii) financial obligations (royalties and taxes); (iv) internal processing and refinement; (v) mandatory exit financing; and, (vi) priority use of products and internal services. As part of the continuing CoW negotiations, in June 2013, PTVI submitted an updated growth strategy to the highest government level. The CoW renegotiation advances in 2013 and it is still ongoing. It will not be until the end of this renegotiation process that PTVI will be able to fully determine the extent to which the CoW will be affected. The PTVI operations and growth strategy implementation are contingent on the results of the CoW renegotiation.

Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) agreed on an amendment to the 5th amendment of the Volsey’s Bay development agreement, which regulates all of our developments and operations in the Province. According to the agreement, the Company was given an extension to finish the construction of a processing plant in Long Harbour, and restated its commitment to build an underground mine in Volsey’s Bay, subject to certain terms and condition. To maintain the operational continuity of the Volsey’s Bay underground mine, pending conclusion of construction and the processing plant ramp-up, the Province agreed to exempt an additional 84,000 tons of concentrate nickel in the requirement for completion of the primary processing in the province, in addition to the previous limit of 440,000. These exports may take place between 2013 and 2015. Moreover, during this time, if Vale Canada imports more than 15,000 tons of in-matte nickel for the first processing stages in the Long Harbour processing plant, Vale Canada will obtain an even larger exemption for the primary processing requirements, in tons. Vale agreed to make certain payments to the local Government relative to the additional exemption applied each year. In April 2013, VNLL exceeded the 440,000 tons limit for exports and, consequently, on December 31, 2013, VNLL allocated R% 77 million in payments related to the additional export exemption. In addition, Vale will create a legal liability, secured by letters of credit and other bonds, based on the additional exemption used each year, which may be considered owed and payable in the event that certain commitments regarding the construction of the underground mine be delayed or not happen at all. In this respect, letter of credit in the amount of R$ 223 million were issued on December 31, 2013.

In addition, during operations, letters of credit were granted, as were guarantees in the amount of R$ 2.1 billion, which are associated with items such as environmental claims, commitment to retiree assets, electricity contracts, post-retirement benefits, service agreements for the community and import and export commitments.

Guinea — Iron ore projects

The subsidiary VBG-Vale BSGR Limited (“VBG”)(Vale’s share 51%) holds iron ore concession rights in Southern Simandou (Zogota) and iron ore exploration licenses in Northern Simandou (Blocks 1 and 2) in Guinea. These concessions are under revision by a technical committee established under Guinea legislation. This committee is assessing whether to recommend to the Government of Guinea that these VGB concessions are revoked. On December 31, 2013, the accounting value of the VBG investment, which is at a pre-operational phase, was R$ 2.6 billion. If the licenses are revoked this may negatively affect the Company’s investment value, subject to legal dispute or another appeal by VBG or Vale.

Participating Debentures

Due to the 1997 privatization, the Company issued debentures for existing shareholder, including the Brazilian Government. The terms of the debentures were established to make sure that the pre-privatization shareholders had a share in potential future benefits, which were to be obtained by means of the exploration of certain mineral resources.

A total 388,559,056 debentures were issued in the nominal amount of R$ 0.01 (one cent of a real), whose value will be adjusted based on the Market Price General Index (“IGP-M”), as defined in the Debenture Deed. On December 31, 2013, December 31, 2012, and January 1, 2012, the debentures fair value was R$ 4 million, R$ 3 million, and R$ 2 million, respectively.

The owners of these debentures have the right to receive premiums payable every six months, equivalent to a percentage of the net revenues from certain mineral resources, as per the Debenture Deed. In April and October 2013, the Company paid semi-annual yields in the amount of R$ 13 million and R$ 9 million, respectively.

Commercial Leasing

Pelleting operations

Vale has operating commercial leasing contracts with its jointly controlled entities Nibrasco, Itabrasco, Kobrasco and Hispanobras, by means of which Vale leases its pelleting plants. The term of these operating commercial leasing contracts is of 3 to 10 years, though they may be renewed.

In July 2012, Vale signed an operating commercial leasing contract with its joint venture Hispanobras. The duration of the contract is 3 years and it is renewable.

The following table shows annual minimum future payments, required and non-cancellable, for the operating commercial lease of four pelleting plants (Hispanobras, Nibrasco, Itabrasco and Kobrasco), for December 31, 2013.

Consolidated
Operations	R$ millions
2014	159
2015	156
2016	152
2017	80
2018 forward	56
Total	603

Concessions and Sub-Concession Agreements

Railway transportation companies

The Company entered into non-onerous concession contracts with the Brazilian Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and leasing of assets for the provision of such services. The accounting records of concessions and sub-concessions classified as intangible assets.

The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

The Company owns specialized port terminals, as follows:

Terminal	Location	Period of the concession
Tubarão, and Bulk Liquids Terminals	Vitória - ES	2020
Vila Velha Terminal	Vila Velha - ES	2023
Maritime Terminal of Ponta da Madeira - Piers I and III	São Luiz — MA	2018
Maritime Terminal of Ponta da Madeira - Pier II	São Luis - MA	2010	(i)
Ore Exploration — Itaguaí Port	Itaguaí - RJ
Ore Exploration Terminal - Port of Itaguaí	Itaguaí - RJ	2021
Guaíba Island Maritime Terminal — TIG	Mangaratiba — RJ	2018

(i) Concession contract expired in 2012, was extended for another 36 months, and was renewed in March 2013 for another 15 years.

The contractual bases and expiration dates of the railway transport and port terminal concession did not change during the period.

Guarantee granted to associated companies

Vale granted corporate guarantees, at the limit of its equity, to a line of credit acquired by its associated company Norte Energia from National Bank for Economic and Social Development — BNDES (Portuguese acronym), Caixa Econômica Federal, and Banco BTG Pactual.  On December 31, 2013 and 2012, the amounts guaranteed by Vale were R$ 695 million and R$ 188 million, respectively. On December 31, 2011, Vale did not grant any guarantees.

b.                                      Other items not shown in the financial statements

There are no other items not shown in Vale’s financial statements other than those previously reported.

10.9 - Comments on items not shown in the Financial Statements

Vale’s Directors do not expect relevant effects on the operations described in item “10.8” of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information.

For a description of the nature and purpose of each operation, as well as the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item “10.8” of this Reference Form.

10.10 - Business Plan

a.                                      Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments.

b.                                      Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity

c.                                       New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

In 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements.

In 2013, Vale’s investments (project execution and maintenance of existing operations) cost R$ 30.750 billion. R$ 20.845 were invested in project execution and R$ 9.906 billion in the maintenance of existing operations. Investments in corporate social responsibility reached R$ 2.776 billion, R$ 2.194 billion of which were dedicated to environmental protection and R4 572 million to social projects.

Acquisition investments summed up to R$ 579 million in 2013. The main acquisitions are discussed in item “10.3” of this Reference Form.

In 2012, investments—excluding acquisitions—were R$ 34.660 billion, an increase of 15% over the R$ 30.133 billion invested in 2011, although this was below what was budgeted. Of the total amount invested in 2012, R$ 22.639 billion was allocated to project development, R$ 2.997 billion to R&D, and R$ 9.025 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.626 billion (R$ 2.005 billion earmarked for environmental protection, and R$ 621 million to social projects), and in 2014 this will reach R$ 2.286 million, R$ 1.845 million to environmental protection and conservation and R$ 440 million to social programs.

Investments in acquisitions were R$ 1.267 billion in 2012. The main acquisitions are commented on in item “10.3” of this Reference Form

In 2011, investments—excluding acquisitions—were R$ 30.133 billion, a significant increase of 42% over the R$ 21.276 billion invested in 2010, although this was below what was budgeted due to challenges in execution of projects. Of the total amount invested in 2011, R$ 19.566 billion was allocated to project development, R$ 2.917 billion to R&D, and R$ 7.650 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.492 billion (R$ 1.725 billion earmarked for environmental protection, and R$ 765 million to social projects).

Investments in acquisitions were R$ 2.371 billion in 2011. The main acquisitions are commented on in item “10.3” of this Reference Form.

In 2013, Vale started operations in five projects: (i) Conceição Itabiritos, an iron ore processing plant in Minas Gerais; (ii) Planta 2, a dry processing plant previously known as Adicional 40 Mtpa, in Pará; (iii) CLN 150, a logistic corridor in Brazil’s Northern System (including Pier IV with its first cradle in Ponta Madeira), (iv) Long Harbour, a nickel and copper hydrometallurgical refinery in Canada, and (v) Totten, nickel and copper mine in Canada.

In 2012,Vale started operations in two projects (a) Salobo I, a copper and gold operation in Pará, and (b) Lubambe, a copper operation located in Africa’s copper belt, in Zambia.

2014 Capital Budget

In December 2013, our Board of Directors approved the investment budget for 2013, including expenditures of US$ 19.3 billion (equal to R$ 21.8 billion) for project execution, and US$ US$ 4.5 billion (equal to R$ 10.6 billion) dedicated to the maintenance of existing operations, as well as US$ 0.9 billion (equivalent to R$ 2.1 billion) for research and development (R&D).

The following table shows the estimated allocation of approved investments:

INVESTMENTS AND R&D 2014 — ALLOCATION BY BUSINESS AREA

	Project Execution			Maintenance of existing operations			R&D			Total
US$ milhões			%			%			%			%
Bulk materials	8,017	86.2		3,075	67.6		465	51.4		11,557	78.4
Ferrous minerals	5,416	58.2		2,897	63.7		414	45.8		8,727	59.2
Coal	2,601	28.0		179	3.9		51	5.6		2,830	19.2
Base metals	790	8.5		1,023	22.5		239	26.5		2,052	13.9
Fertilizers	52	0.6		400	8.8		80	8.8		531	3.6
Energy	177	1.9		12	0.3		49	5.4		237	1.6
Steel	264	2.8		—	—		—	—		264	1.8
Others	—	—		37	0.8		71	7.9		109	0.7
Total	9,299	100.0		4,547	100.0		903	100.0		14,750	100.0

The following table shows the main projects under development by Vale and/or by companies in the group:

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

Project CLN S11 D Increase logistic capacity of Northern System to support mine S11D, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of cars and locomotives and onshore and offshore expansion at the Ponta da	1S14 a 2S18	0	1.290	1.504	4.488	27.158

The ANTT authorized all the civil construction required for the EFC building. Land-leveling for the railway duplication and construction of the railway branch to connect the mine to the EFC are ongoing. Installation license granted

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

Madeira Maritime terminal Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.

Carajás Adicional 40 Mtpa Construction of dry-processing plant located in Carajás, Pará, Estimated nominal capacity of 40 Mtpa	2S13	831	1.871	1.019	—	6.462	Project finished.

CLN 150 Mtpa Increase capacity on the railroad and in the Northern System port, including the construction of the fourth pier at the maritime terminal of Ponta da Madeira, located in Maranhão	1S13 a 2S14	2.488	1.980	926	—	7.650	Project finished.

Carajás Serra Sul S11D Development of mine and processing plant. Location in the southern mountains of Carajás, Pará. Estimated nominal capacity of 90 Mtpa.	2S16	1.233	1.445	1.767	2.558	18.967	Modules electromechanic assembly reached 47% of conclusion. Installation license granted. 48% physical advance.

Serra Leste Construction of new processing plant located in Carajás, Pará. Estimated nominal installed capacity of 6 Mtpa.	2S14	194	291	309	80	1.120

Electromechanic assembly of main substation and energizing of processing plant finished.

Pre stripping started and commissioning of iron ore treatment station ongoing.

. Installation license () issued.

72% physical advance.

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

Conceição Itabiritos Construction of concentration plant, located in the Southeastern System, Minas Gerais. Estimated nominal capacity of 12 Mtpa.	2S13	613	446	387	—	2.183	Project delivered

Vargem Grande Itabiritos Construction of new iron ore processing plant, located in the Southern System, Minas Gerais. Estimated nominal capacity of 10 Mtpa.	1S14	621	952	812	882	4.479

Assembly of metallic structures and ore mining equipment is ongoing. Construction for long distance transport conveyor belt and scaffolding railway terminal ongoing. Installation license expected to be issued in the 1st quarter or 2014.

80% physical advance.

Conceição Itabiritos II Plant adaptation for low content itabiritos processing, located in the Southern System, Minas gerais. Estimated nominal capacity of 19 Mtpa (without addition of liquid capacity).	2S14	251	518	366	562	2.788

Assembly of metallic structures of flotation cells and civil construction of ball feeding system concluded.

Civil engineering, metallic structure assembly, electromechanic assembly of equipment ongoing.

Installation license issued.

79% physical advance

Cauê Itabiritos Plant adaptation for low content itabiritos processing, located in the Southern System, Minas gerais. Estimated nominal capacity of 24 Mtpa, with addition of 4 Mtpa liquid capacity. 29% sinter feed, with 65.3% Fe and 4.4% silica, and 71% pellet feed, with 67.8% Fe e 2.8% silica.	2S15	35	192	503	874	3.526

Electromechanic assembly of quaternary screening and grinding started. Civil construction and delivery of metallic structure and equipment ongoing.

Advanced license and installment license for primary crusher expected for the 1st quarter of 2015.

47% physical advance

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

Teluk Rubiah Construction of maritime terminal with sufficient depth to receive ships of 400,000 dwt and an inventory yard. Located in Teluk Rubiah, Malaysia. Inventory yard with revolving capacity of up to 30 Mtpa for iron ore products.	1S14	281	583	1.059	651	3.214	Unloading system ready to receive first ship. Concrete pouring at smaller export pier concluded. 94% physical advance.

Pelleting Plants

Tubarão VIII Eighth pelleting plant at the Tubarão complex in Espírito Santo. Estimated nominal capacity of 7.5 Mtpa.	2S12	313	542	419	361	3.097	Pelleting load test conducted. Final phase of commissioning Operating license (OL) expected for 1SH14. 95% physical advance.

Samarco IV Construction of the fourth pelletizing plant, expansion of the mine, ore pipeline, and infrastructure at the maritime terminal. Vale has a 50% stake in Samarco. Estimated nominal capacity of 8.3 Mtpa, increasing the capacity of Samarco to 30.5 Mtpa	1S14	—	—	—	—	3.810	Final phase of commissioning. Preheating of pelleting oven started. Fully financed by Samarco — not included in Vale’s Capex.

COAL — MINING AND LOGISTICS

Moatize II New mine and duplication of CHPP of Moatize, as well as related infrastructure. Location in Tete, Mozambique. Estimated nominal capacity of 11 Mtpa (70% metallurgical coal and 30% thermal coal).	2S15	122	749	827	1.784	4.849	Land leveling complete. Civil construction underway, with concrete foundation in the primary crusher area, CHPP and heavy vehicles well advanced 53% physical advance.

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

Nacala Corridor Port and railroad infrastructure connect the Moatize site to the maritime terminal of Nacala-à-Velha, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpa.	2S14	64	725	2.014	4.248	10.420

Delivery of railroad stretches and sleepers for the section between Moatize and the Malawi border ongoing. Land leveling, dragging, and civil construction in the railroad section between Malawi and Mozambique ongoing. Assembly of stacker and conveyor belt at port started.

41% physical advance.

COPPER - ORE

Salobo II Expansion of Salobo, raising of the dam and increasing the capacity of the mine, located in Marabá, Pará. Estimated additional nominal capacity of 100,000 tpa of concentrated copper	2S13	447	796	635	778	4.002	Filtering utility pipeline test concluded. Electromechanical assembly of plant underway. Operating license for the plant expected for 1S14. 93% physical advance

NICKEL — MINING AND REFINING

Long Harbour Hydro-metallurgical operation. Located in Long Harbour, Newfoundland and Labrador, Canada. Estimated nominal refining capacity of 50,000 tpa of refined nickel, and associated copper and cobalt.	2S13	1.785	2.848	2.034	—	7.903	Project concluded.

Totten Nickel mine (being reopened) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpa.	2S13	208	0	318	—	1.411	Project concluded.

						Expected
	Estimated	Investment Made				Investment
	Start-up	R$ millions
Project	Date	2011	2012	2013	2014	Total	Status(1)

CSP(2) Development of a steel sheet plant in partnership with Dongkuk e Posco, located in Ceará. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpa	2S15	437	575	816	462	6.026	Civil construction and electromechanic assembly underway. 46% physical advance.

(1)Expected investment is related to Vale’s stake in the project.

(2) Status on December 31, 2013

10.11 - Other factors with relevant influence

There are no other factors that have relevantly influenced the Company’s operating performance that have not been identified or commented on other items in this section.

13.1                        Description of the compensation policy, including Non-Statutory Boards

a. Objectives of the compensation policy or practices

According to the provisions of Article 10, Paragraph 3 of the Bylaws of the Company, the overall and annual compensation for Company Managers is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, competence and professional reputation, and the market value of their services.

Vale is one of the largest diversified mining companies in the world, and one of the largest private companies in Latin America. It has operations in over twenty countries having shareholders on every continent, and employing around 83,000 employees and 45,000 subcontracted workers active in its operations, as of December 31, 2013.

Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.

As global company, Vale is aware that retaining and engaging the right professionals in strategic roles, especially Executive Directors, is critical for its success today, in the mid and long terms. As such, the market is always the benchmark, from the perspective of global competition, thus Vale takes into consideration, to determine managers’ compensation, compensation policies used by top mining companies, as well as from large global corporations from other industries...

Thus, the goal of Vale’s compensation policy is to attract, motivate, and retain its talents, and considers market practices at locations where the company operates, its alignment with company strategy in the short and long terms, its shareholder value, and business sustainability.

b.                                      Composition of compensation packages

(i) Description of the different elements of the compensation packages and the objectives of each of them.

Executive Board

Fixed Compensation

Pro-labore. The compensation for the members of the Executive Board is made up exclusively of the payment of a fixed monthly fee; this fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board, the Statutory Board, the Fiscal Council and the advisory committees is set at the annual general meeting and distributed by the Executive Board.

Direct and indirect benefits. The members of the Executive Board do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Executive Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Executive Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Executive Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Executive Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Executive Board do not have the right to remuneration based on shares.

Fiscal Board

Fixed Compensation

Pro-labore. The compensation for the members of the Fiscal Board is made up of a fixed monthly fee (honorarium), excluding benefits, representation monies, and profit shares. Members of the Fiscal Board are also entitled to refund for their costs with travelling and accommodation expenses incurred while performing their duties. Deputies are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are determined in line with the average compensation to the Executive Directors.

Direct and Indirect Benefits. Members of the Fiscal Board do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Fiscal Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Fiscal Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Fiscal Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Fiscal Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Fiscal Board do not have the right to remuneration based on shares.

Advisory Committees

Fixed Compensation

Pro-labore. The compensation for the members of the Executive Board Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) considers exclusively the payment of a fixed monthly fee (fees), except for committee members who are Vale Managers, who will not be eligible for compensation for sitting on the committees, as set forth in Paragraph 2 of Article 15 of Vale’s Bylaws. The aim of the compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is defined by the Board of Directors.

Direct and Indirect Benefits. Advisory committee members are not entitled to direct or indirect benefits.

Variable Remuneration

The members of the Advisory Committees do not have the right to bonuses, profit sharing, or commissions.

Post-employment Benefits

The members of the Advisory Committees do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Advisory Committees do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Advisory Committees do not have the right to remuneration based on shares.

Executive Board (Statutory Directors)

Fixed Compensation

Pro-labore. Members of the Executive Board are entitled to receive a fixed monthly compensation aiming to remunerate the services rendered within the scope of the individual responsibility attributed to each of the Executive Boards in managing the Company.

Direct and indirect benefits. Members of the Executive Board are entitled to a package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.

Participation on Committees. The members of the Executive Board do not have the right to remuneration for participation on committees.

Variable compensation

Bonus. Members of the Executive Board are entitled to variable annual payment (bonus) based on the Company’s earnings and defined by indicators and objectives, measurable targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings.

Others. The members of the Executive Board do not have the right to variable compensation, profit sharing, participation in meetings, or commissions.

Post-employment benefits

Members of the Executive Board may have medical healthcare, hospital and dental care paid by the Company up to 24 (twenty-four) months after their termination, in order to allow them to look for alternatives outside the corporative plan.

Benefits Resulting from the Termination of Holding a Position

The members of the Executive Board do not have the right to benefits resulting from the termination of holding a position, but note that, as described in item 13.12 of this Reference Form, the contracted entered into by said directors contains an compensation clause for the event of contract breaching or failure to renew them.

Compensation based on shares

Long-term Incentives — ILP (Portuguese acronym)

Long-term variable payment based on the Company’s expected future performance aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. [Additionally, changes to said program were approved and will become valid from fiscal year 2014 forward.] For more details, see section 13.4 below.  For further details, see item 13.4 (a) below.

Matching

Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage an “owner’s feeling”, while also helping to retain executives and reinforce a sustained performance culture.

Items 13.1 (a) (ii), (c) and (d) below, describe in detail the methodology for calculation used to determine the value of the compensation of the Executive Board, pursuant to what is above stated.

It should be mentioned that the changes in compensation based on shares were approved and will apply starting in the 2014 cycle. For further details, see item 13.4 below.

Non-Statutory Board

The non-statutory directors are Company employees with a labor contract. These directors hold global Corporate or business unit functions or regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.

Fixed Compensation

Fixed Salary. Non-Statutory Directors are entitled to a fixed monthly compensation based on the Company’s organizational chart, and aligned to market practices. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to them in undertaking their respective duties within the company.

Direct and indirect benefits. Non-Statutory Directors are entitled to benefits compatible with market practices, including medical healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. For more information about the Complementary Benefits plan (Valia), see item 13.10 of the Reference Form.

Participation on Committees. The non-statuary directors do not have the right to remuneration for participation on committees.

Variable compensation

Profit Sharing. Variable annual payment (PR) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the profit sharing is to acknowledge an executive’s contribution to the Company’s performance and earnings. Item 13.1 (d) below, describes in detail the methodology for calculation used to determine the value of the compensation of the Non-Executive Board, pursuant to what is stated below.

Other. Non-Statutory Board members are not entitled to bonus, participation in meetings, or commissions.

Post-employment benefits

Non-Statutory Directors are not entitled to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

Non-Statutory Directors receive customized service of orientation for outplacement to be performed by the specialist company appointed by Vale.

Compensation based on shares

Long-Term Incentive - ILP

Long-term variable payment based on the Company expected future performance and aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. For further details, see item 13.4 below.

Matching

Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage a “feeling of ownership”, while also helping to retain executives and reinforce a sustained performance culture.

It is important to highlight that the approved changes in compensation based on shares will apply starting in 2014. For further details see item 13.4 below.

Non-Statutory Committees

The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.

(ii) Proportion of each element to make up the total compensation package

The approximate proportions of each element in the total compensation for 2013 were as shown in the table below:

Compensation Composition	Executive Board	Fiscal Board	Statutory Board	Non- Statutory Board	Statutory Committees(1)
Fixed Monthly Compensation
Wage or Pro-Labore	100.00%	100.00%	39.73%	36.00%	100.00%
Direct or Indirect Benefits	—	—	18.78%	10.00%	—
Advisory Committees	—	—	—	—
Others	—	—	—	—	—
Variable Compensation
Bonus	—	—	36.46%		—
Profit Sharing	—	—	—	41.00%	—
Participation in Meetings	—	—	—	—	—
Commissions	—	—	—	—	—
Others	—	—	—	—	—
Benefits Post Labor	—	—	—	—	—
Resignation	—	—	—	—	—
Compensation Based on Shares
Long-term incentive	—		1.07%	14.00%	—
Matching	—	—	3.96%	9.00%	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(1)     The Company also counts on two non-statutory committees, the Risk Committee and the Disclosure Committee. All the positions in the non-statutory committees are occupied by Company’s statutory and non-statutory directors, who do not receive additional compensation for this work.

(iii) Methodology for the calculation and readjustment of each compensation element

The global annual compensation to managers, including members of the Board of Directors, the Statutory Board, the Fiscal Board and Advisory Committees, is determined at the annual general meeting and distributed by the Board of Directors.

Executive Board

The fixed compensation of the members of the Executive Board is represented by the fixed monthly payments (fees), while the fixed monthly compensation for deputies is 50% of the value received by the regular members of the Executive Board. Values are annually defined according to the market practice, checked through referential researches made by specialized companies, where the effect of the compensation for similar companies can be observed. There is no variable compensation for the members of the Executive Board.

Fiscal Board

The fixed compensation of the members of the Fiscal Board is represented by the fixed monthly payments (fees), having as reference the value of 10% of the compensation that, in average, is granted to the Statutory Directors, not computing the benefits, representation monies, and profits participation. The members of the Fiscal Board also have the right to a refund for transport and lodging expenses that are necessary in performing their duties, and deputies will be paid only when they act as members due to vacancy, impediment or absence of the respective member. There is no variable compensation for the members of the Fiscal Board.

Advisory Committees

For members of the Advisory Committees of the Executive Board - Strategic Committee, Financial Committee, Executive Performance Committee, Controlling Committee, and Governance and Sustainability Committee — compensation considers solely the payment of a fixed monthly compensation (fees), except for committee members that are Vale managers, who will not receive compensation for sitting in the committees, as per the terms of §2 of Article 15 of Vale’s Bylaws. The members of the Advisory committee also do not receive any other type of fixed compensation. Contractual compensation has the purpose of compensating the services of each advisor within the scope of the responsibility attributed to each of the Company’s Advisory Committees. Compensation for the member of the Advisory Committee is defined by the Board of Directors.

Executive (Statutory) Directors

The fixed compensation of the Statutory Directors is represented by the fixed monthly payment, defined according to the market practice, checked through referential researches made by specialized companies where the effect of the compensation for similar companies can be observed, and annually readjusted by the National Broad Consumer Price Index (IPCA), and assessed by the Executive Development Committee and approved by the Board of Directors.

Direct and indirect benefits (medical healthcare, hospital care, dental care, car with driver, private pension plan, and life insurance) to which they have the right, are also defined according to the market practice checked through referential research made by specialized companies where the effect of the concession of benefits for the participating companies of similar size can be observed and assessed by the Executive Development Committee and approved by the Board of Directors. The bonus of the Statutory Directors is calculated based on the earnings of the Company, and may vary between 0% and 150% of the annual fixed payment; this depends on the goals set forth for each fiscal year.

The methodology for the calculation of the compensation based on shares of the Statutory Directors (ILP) considering the 75% percentage of the bonus for Executive Directors, and 125% of the bonus for the President, out of the value effectively paid as such, and transformed, as reference, into a number of common shares issued by Vale (virtual shares), considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year.

The methodology for the calculation of the Matching determines that the executive member may allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that can be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force.

Additionally, changes to said program were approved and will be applied starting in the 2014 cycle. For further details, see item 13.4 below.

Non-statutory Board

The fixed compensation for the Non-statutory Directors is represented by a fixed monthly payment, with a labor contract. Every year, the Department of Human Resources of Vale hire specialized companies to perform analysis of compensations; the analysis is made pursuant to the complexity of each position compared in the market. The comparison is made with national and multinational companies of similar sizes of several sectors, and the equalization of the comparison is through a scoring system. This system of valuation is known as “Hay” System, a system of points created by The Hay Group that evaluates the weight of the positions based on their complexity, allowing their global ranking. This system is the most used worldwide for this purpose. There is no predetermined index or periodicity for the readjustment of the base compensation and when there are readjustments, they are based on the market evolution and the merit of the executive member.

Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have right, are defined according to the market practice checked through referential research made by specialized companies where the effect of the concession of benefits for similar companies in the same segment can be observed. The component of the bonus of the Non-statutory Directors is calculated based on the earnings of the Company, and it ranges from 0, in the event the performance of the Company does not reach the goals set forth for each fiscal year, to 18 fixed monthly compensations for directors responsible for global corporate duties or business units, and 15 fixed monthly compensations for directors responsible for regional or local corporate duties. The readjustment of the variable compensation is aligned with the readjustment of wages, because the base of the variable compensation is a multiplier of the base wage.

The methodology for the calculation of the compensation based on shares of the Non-statutory Directors takes into account 75% out of the bonus granted for directors responsible for global corporate duties or business units and the 50% out of the bonus granted for directors responsible for regional or local corporate duties of the value actually paid for this purpose. This amount is transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the

Company of the last 60 trading days of the third year. The program also takes into consideration the performance of the Company regarding a group of similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment.

The calculation of the Matching determines that the executive member may part of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that can be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force.

Additionally, changes to said program were approved and will be instated starting in the 2014cycle. For further details, see item 13.4 (a) below.

(iv) Reasons that justify the composition of the compensation

The composition of the compensation aims to be competitive in the market, helping to attract, retain and motivate the best officers, encouraging a “feeling of ownership”  and the commitment to long-term results and short-term performance. For directors, Vale adopts a composition model of the compensation that concentrates a significant payment of the total compensation in the variable components (both of short- and long-term), being a part of the policy of risk and earnings sharing with the main executive members of the Company.

c.                                       Main performance indicators that are taken into consideration when determining each element of the compensation package

All the definitions concerning the compensation are sustained by market research, supported by one or more specialized consultancies. Regarding Statutory Directors, these definitions are also assessed by the Executive Development Committee and approved by the Executive Board.

The main performance indicators taken into account while defining compensation are those related to Company’s performance, for instance EBITDA, as well as general productivity, safety, and environmental indicators.

The performance indicators taken into account while determining compensation due to long-term incentive plans namely, the ILP and Matching are: for both, the value of the Company’s shares in the market, and for ILP, its position in relation to a group of twenty companies of similar size (peer group).).

d.                                      How the compensation package is structured to reflect the development of the performance indicators

The executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company.

Further, the long-term incentive payments (ILP) and Matching) are pegged to some of the Company’s performance indicators: for both the price of its shares on the market, and, for ILP, its position relative to its peer group (a group of twenty companies of a similar size (peer group).

e.                                       How the compensation policy is aligned with the Company’s short-, medium- and long-term interests

As stressed, the compensation is based on the Company’s performance and financial sustainability in the short, medium, and long term, in line with its strategic plan, while also assuring shareholder value. As such, the long-term incentives are structured with three-year elimination period, to align them with the evolution of the Company’s performance indicators.

f.                                        Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies

One of the Company’s executive directors is also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits, corresponding to 60% and 40% of total compensation paid by Vale Canada Limited. For more information, see item 13.15 in this Reference Form.

g.                                      Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest

There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 — Total Compensation of the executive board, statutory board, and fiscal board

Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2014 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Number of members	22.00	8.00	4.00	34.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,350.000.00	22,425,688.00	1,121,284.00	27,896.972.00
Direct and indirect benefits	0.00	9,460,511.00	0.00	9,460,511.00
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	870,000.00	5.037,656.00	192,000.00	..6,099,656.00
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	,, 27,614,256.00	0.00	,, 27,614,256.00
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	,,10,390,103.00	0.00	,,10,390,103.00
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0,00	0,00	0,00
Employment termination benefits	0.00	20,000,000,00	0,00	20,000,000,00
Stock-based compensation	0.00	2,,165,200,00	0,00	2,,165,200,00
Observation	The field “Number of members” includes the regular members and deputy members of the Executive Board.

1. The field “Stock-based compensation” includes the amounts paid in the ILP program and the estimated amounts of the Matching.

2. The amount presented in the field “Bonus” refers to the value paid in the 2014 fiscal year relative to the goals of the 2013 fiscal year.

Total amount of compensation	5,220,000.00	97,093,414.00	1,313,284.00	103,626,698.00	]

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Number of members	22.00	8.00	4.00	30.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4.188.228,00	20.064.877,00	994.465,00	25.247.570,00
Direct and indirect benefits	0.00	9,485,211.00	0.00	9,485,211.00
Compensation for participation in Committees	0.00	0.00	0.00	0,00
Other	,506,540.00	3,713,500.82	,198,893.00	4,418,933.82
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	18,413,629.00	0.00	,, 18,413,629.00
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	4,757,767.95	0.00	4,757,767.95
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	1,181,879.00	0.00	,, 1,181,879.00
Stock-based compensation	0.00	,, 2,537,872.00	0.00	,, 2,537,872.00
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14,

2 - The field “Number of members” includes the regular members and deputy members of the Board of Directors.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14,

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total

the 2012 fiscal year. . Two of the Executive Directors of Vale started in their positions during fiscal year 2012 and, as such, the amount paid as bonus exclusively for these directors was calculated pro rata temporis, according to rules in the plan. Regarding other directors who have stayed in their positions throughout the fiscal year 2012, the bonus was paid.]

			1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14,
Total amount of compensation	4,694,768.00	60,154,736.77	1,193,358.00	66,042,862.77

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Number of members	21,00	8,00	4,00	33,00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	3.865.666,33	18.316.233,77	963.240,38	23.145.140,49
Direct and indirect benefits	0.00	7,859,706,16	0.00	7,859,706,16
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	966,416,58	4,077,327,49	240,810,10	5,284,554,17
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	21,069,159,02	0.00	21,069,159,02
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	12,144,530,35	0.00	12,144,530,35
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	28,267,686,85	0.00	28,267,686,85
Stock-based compensation	0.00	13,043,485,97	0.00	13,043,485,97

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 - The field “Number of members” includes the regular members (1) and deputy members (10) of the Executive Board,

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in ILP and Matching programs.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 - The field “Number of members” includes the regular members (4) of the Fiscal Board,

Total amount of compensation	4,832,082.92	104,778,129.60	1,204,050.48	110,814,263.00

Total Compensation for the Fiscal Year Ended on December 31, 2011 — Annual Amounts

	Executive Board		Statutory Board		Fiscal Board		Total
Number of members	21.00		7.75		4.00		32.75
Annual fixed compensation
Salaries or pro-labore fees	R$	3,929,627.00	R$	16,970,226.00	R$	921,600.00	R$	21,821,453.00
Direct and indirect benefits	0.00		R$	6,153,124.00	0.00		R$	6,153,124.00
Compensation for participation in Committees	0.00		0.00		0.00		0.00
Other	R$	785,925.00	R$	3,698,510.00	R$	184,320.00	R$	4,668,755.00
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]
Variable Compensation
Bonus	0.00		R$	24,703,613.00	0.00		R$	24,703,613.00
Profit share	0.00		0.00		0.00		0.00
Compensation for participation in meetings	0.00		0.00		0.00		0.00
Commissions	0.00		0.00		0.00		0.00
Other	0.00		R$	28,224,426.00	0.00		R$	28,224,426.00
Description of other variable compensation	0.00		Vale’s Portion of Social Security [INSS]		0.00
Post-employment benefits	0.00		0.00		0.00		0.00
Employment termination benefits	0.00		R$	98,741,007.00,	0.00		R$	98,741,007.00
Stock-based compensation	0.00		R$	17,677,508.00	0.00		R$	17,677,508.00
Observation	1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter		1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter		The field “Number of members” includes the regular members (4) of the Fiscal Board.

CVM/SEP 001/13. 2 - The field “Number of members” includes the regular members (11) and deputy members (10) of the Executive Board.

CVM/SEP 001/13.

2 — The payment regarding “Employment termination benefits” was made to ex-Executive Directors who left the Company during the fiscal year ending on December 31, 2011

3 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and Matching programs described in items 13.1 and 13.4.

4. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

Total amount of compensation	R$	4,715,552.00	R$	196,168,414.00	R$	1,105,920.00	R$	201,989,886.00

13.3 Variable Compensation of the executive board, statutory board, and fiscal board

Estimates for the fiscal year to be ended on December 31, 2014

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	—	8.00			8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	33,638,521.50	(1)	—	33,638,521.50
Amount estimated by the compensation plan if pre-established goals are met	—	22,,425,681.00	(2)	—	22,,425,681.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—

Notes:

(1) Amount corresponding to 150% of the Fixed Annual Compensation of the Statutory Board.

(2) Amount corresponding to 100% of the Fixed Annual Compensation of the Statutory Board.

Fiscal year ended on December 31, 2012

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	30,097,316,00	(2)	—	30,097,316,00
Amount estimated by the compensation plan if pre-established goals are met	—	20,064,877,00	(3)	—	20,064,877,00
Amount effectively paid at the close of the fiscal year		18,413,629,00	(4)	—	18,413,629,00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2014.

(2) Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

Fiscal year ended on December 31, 2012

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	27.474.351,00	(2)	—	27.474.351,00
Amount estimated by the compensation plan if pre-established goals are met	—	18.316.234,00	(3)	—	18.316.234,00
Amount effectively paid at the close of the fiscal year		21.069.159,02	(4)	—	21.069.159,02
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

Fiscal year ended on December 31, 2011

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members (1)	—	10.00		—	10.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation plan	—	34,464,477.00	(2)	—	34,464,477.00
Amount estimated by the compensation plan if pre-established goals are met	—	21,675,771.00	(3)	—	21,675,771.00
Amount actually acknowledged in the formal results	—	24,703,613.00	(4)	—	24,703,613.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount actually acknowledged in the formal results	—	—		—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2011 fiscal year relative to the goals of the 2010 fiscal year.

13.4                        With respect to the stock-based compensation plan for the Executive Board and the Statutory Board, which was in force in the last fiscal year and which is estimated for the current fiscal year:

The Company has two stock-based compensation plans for the Statutory Board, which do not extend to the Executive Board. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.

a.                                      General Terms and Conditions

Long-Term Program (ILP)

This is a long-term incentive program introduced in 2007 based on the Company’s expected performance in the future. The amount to be paid in the ILP is defined based on the percentage of the short-term (bonus) variable tranche, of 125% for the President and 75% for the other members of the board, from the amount to be effectively paid for this purpose. This amount is transformed, as a reference, in a number of common shares issued by Vale (virtual shares), during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value [by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The terms and conditions described above are applicable to beneficiaries from the 2012 and 2013 cycle within the scope of said program.

Starting in 2014, the ILP will be replaced by the Virtual Shares Program (PAV, Portuguese acronym), whose basis of calculation will be the basis of compensation, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program will last for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached. The payment metrics will continue to be the Total Shareholder Return (TSR) relative to a peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation.

Matching

This is a variable, long-term form of compensation created in 2008, based on the Company’s expected performance in the future. The main purpose of this program is to encourage an “ownership feeling” as well as to leverage executive retention and reinforce a sustainable performance culture. To become eligible for the Matching program, an executive may allocate 30.0% to 50.0% of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential.

Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employment of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, based in the market value of the Company’s shares held by the executive during the program. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired in the beginning if the Matching scheme, in compliance with existing legislation. [The terms and conditions above described are applicable to the beneficiaries of the 2012 and 2013 cycles in the scope of said program.

Starting in 2014, the basis of calculation for the Matching program will be the remuneration basis, and the parameters for this calculation will be pre-established for each of the hierarchical levels for each of the countries in which the Company operates. Additionally, joining in the program in at a voluntary basis for all executives except for the President and Members of the Board, for whom joining and staying in the program is mandatory. Except for the above-mentioned changes, the additional terms and conditions of the program remain unaltered.

b.                                      Major Plan Objectives

The major objectives of the compensation programs based on shares aforementioned are retention of the Company`s major executives, keep them engaged to the Company and encourage the “ownership feeling”, so that they become committed to mid and long terms results.

c.                                       How the plans contribute for the achievement of these objectives

The compensation plans based on shares aforementioned promote the alignment of the stockholders’ and the statutory board members’ interests, as they ensure that there are only gains for the executives as long as there are gains for the Company as well.

d.                                      Where the plans fit into the Company`s compensation policy

The compensation plans based on shares aforementioned fit into Vale`s compensation policy once they constantly foster a competitiveness level that complies with the Company business and the competitive market context. They have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.

e.                                       How the plans promote the alignment between management and the Company interests at short, mid and long term

The design of compensation plans based on shares aforementioned incorporates the Company performance rate factors upon company stocks fluctuated value in three (for ILP and Matching) or four years (for PAV) and, in case of ILP or the replacing PAV starting in the 2014 cycle, Company performance relative to other companies of similar size within the same industry and the same reference period Thus, the plans align the medium- and long-term interests of both the managers and the Company.

For further information on the changes made to the aforementioned programs that will apply in 2014, see item (a) above).

f.                                        Maximum number of comprised stocks

Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Program. The number of virtual ordinary stocks granted as reference within the scope of the ILP varies with the short-term variable remuneration of each executive and with the average market price shares issued by Vale at a set number of trading days before the approval. In the Matching Program, the executive has the option to allocate 30 or 50% of their bonus to purchase Company’s class A preferred stocks and become eligible to participate in the program, after their potential and performance assessment. [For more information about the changes made to the programs that will apply in the 2014, see item “a” above.

g.                                      Maximum number of options to be granted

Not applicable. No stock purchasing option is granted within the scope of the compensation plans based on shares aforementioned.

h.                                      Stock purchasing conditions

Not applicable. The ILP and  Matching programs do not grant stock purchasing options to executives. Once assessed, the amount owed to executives within the scope of the Plans is paid in cash.

i.                                         Criteria for stock pricing or option reference period

Not applicable. As no stock purchasing option is granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.

In the ILP, the amount owed to executives is calculated as per the valuation of a given number of Vale`s virtual ordinary stocks within  the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This amount is then multiplied by a factor of Company performance relative to a peer group of 20 global companies of a similar size. Based on the Company’s position relative to this group of global companies, the ILP may be increase in 50% or it may drop to zero. For further information on the changes made to said plans applying in 2014, see item (a) above.

However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive to become eligible for the Plan.

j.                                         Criteria for establishing the reference period

Not applicable. As mentioned above, compensation plans based on shares aforementioned do not grant stock purchasing option. Therefore, there is no reference period. However, both Programs pre-establish that the payment of incentives be made after a grace period of three years (for ILP and Matching) or four years (for PAV).

k.                                      Liquidation conditions

Both compensation plans based on shares aforementioned pre-establish that premiums be paid in cash.

l.                                         Restrictions to stock transfer

With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

Not applicable to the ILP or PAV, though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.

m.                                  Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction

With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive’s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

However, with respect to the ILP or the PAV, the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

n.                                      Effects generated by the Company’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan [NOTE: VALE INFORM IF CHANGES IN 2014 INCLUDED CRITERIA OTHER THAN THE ONES LISTED BELOW.]

As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to the long-term plans —. In case the Manager’s contract is rescinded or not renewed by the Company, the participant shall receive the values he had purchased prior to the contract rescission or termination date.

13.5 — Participation in stock, quotas, or other convertible securities held by executive officers and fiscal council members — by board or committee

a.                                      The number of stocks or quotas issued by the Company, held directly or indirectly, in Brazil or overseas, and other stock-convertible securities by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALE S.A.

Stockholders
12/31/2013	Common		Preferred
	2,516		57,974
	29,300	(*)	771.777	(*)
Board of Directors	0		0
Executive Officers
Fiscal Council
Total	31,816		829,751

[*] Including 20,000 VALE shares and 111,414 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.

b.                                      The number of stocks or quotas and other securities convertible into shares or quotas issued by the direct or indirect controllers of the Company, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALEPAR S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BNDES Participações S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares Issued by LITEL PARTICIPAÇÕES S.A.

Stockholders 12/31/13	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BRADESPAR S.A.

Stockholders 12/ 31/13	Common	Preferred
Board of Directors	300	16.770
Executive Officers	0	0
Fiscal Council	0	0
Total	300	16.770

Shares issued by MITSUI & CO., LTD

Stockholders 12/31/2013	Common	Preferred
Board of Directors	36,352	0
Executive Officers	0	0
Fiscal Council	0	0
Total	36,352	0

Shares issued by ELETRON S.A

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BELAPART S.A

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by VALETRON S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

c.                                       The number of stocks or quotas and other securities convertible into shares or quotas issued by the Company’s subsidiaries, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by FERROVIA NORTE SUL S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by LOG-IN LOGÍSTICA INTERMODAL S./A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by MRS LOGÍSTICA S.A.

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	1	0
Fiscal Council	0	0
Total	1	0

Shares issued by PT VALE INDONESIA TBK

Stockholders 12/31/2013	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

13.6                        With respect to stock-based compensation, as acknowledged in the past three fiscal years and as estimated for the current fiscal year, for executive board and the statutory board.

The Matching Plan was established in 2008 and provides for a three-year grace period, so, the incentive within the scope of this Plan shall only be due by the Company three years after its application. Therefore, the value shown below for this program represents an estimation pursuant to the projection of increase of the shares price up to the date foreseen for the payment. The first benefit of the program was paid in 2011.

The information below that refers to the Long Term Incentive — (ILP), described in detail in 13.4, does not include or grant stock purchasing option, because it is based on the quotations of the Company’s common shares in order to define the value in kind to be paid as incentive to the executive directors; that is why most of the information appearing in the following tables does not apply.

Estimates for the fiscal year to be ended on December 31, 2014

	Executive Board	Statutory Board	Total
Number of members	—	8.00	8.00
With respect to each option grant
Grant date	—	January and March 2011 (1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2014 (2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	2,165,200.00 (3)	2,165,200.00 (3)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2014.

(2) In January 2011 the ILP cycle began and in March 2011 the Matching cycle began.

(3) In January 2014 the ILP cycle ended and in March 2014 the Matching cycle will end.

(4) Values regarding the ILP (cycle ended in January, 2014) and values estimated in the Matching Program, in March 2014

Estimates for the fiscal year to be ended on December 31, 2013

	Executive Board	Statutory Board	Total
Number of members	—	8.00	8.00
With respect to each option grant
Grant date	—	January and March 2010 (2)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2013 (3)	—

	Executive Board	Statutory Board	Total
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	2,537,872.00 (4)	2,537,872.00 (4)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013.

(2) In January 2010 the ILP cycle began and in March 2010 the Matching cycle began.

(3) In January 2013 the ILP cycle ended and in March 2013 the Matching cycle will end.

(4) Values regarding the ILP (cycle ended in January, 2013) and values estimated in the Matching Program, in March 2013

Fiscal year ended on December 31, 2012

	Executive Board	Statutory Board	Total
Number of members (1)	—	9.00	9.00
With respect to each option grant
Grant date	—	January and April 2009 (2)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2012 (3)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	R$ 13,024,236.00 (4)	R$ 13,024,236.00 (4)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013..

(2) In January 2009 the ILP cycle began and in March 2009 the Matching cycle began.

(3) In January 2012 the ILP cycle ended and in March 2012 the Matching cycle will end.

(4) Values regarding the PAV ILP (cycle ended in January, 2012) and values estimated in the Matching Program, in March 2013

Fiscal year ended on December 31, 2011

	Executive Board	Statutory Board	Total
Number of members (1) [sic]	—	7.75	7.75
With respect to each option grant
Grant date	—	January and April 2008 (2)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2011 (3)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	R$ 17,677,508.00 (3)	R$ 17,677,508.00 (3)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013..

(2) In January 2008 the ILP cycle began and in April 2008 the Matching cycle began.

(3) In January 2011 the ILP cycle ended and in April 2011 the Matching cycle will end.

(4) Values regarding the ILP and Matching Program (cycle ended in 2011)

13.7                        With respect to outstanding options for the Executive Board and the Statutory Board at the closing of the last accounting reference period

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form

13.8                        With respect to redeemed and delivered options for the Executive Board and the Statutory Board

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form.

13.9                        Relevant information aiming at a broader understanding of data presented under items “13.6” through “13.8” above - pricing method used for stock and option values

Not applicable. See items 13.4 and 13.6 in this Reference Form.

13.10      Information on Private Pension Funds granted to members of the executive board and the statutory board

Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.

At Valia, the minimum required age for a retirement plan is 45 years of age, after having contributed for the given plan for a minimum grace period of five years.

Valia — Vale do Rio Doce Social Security Foundation

	Executive Board	Statutory Board	Total
Number of members (1)		7 members	-

Plan name	Benefits Plan “Vale Mais” (Plano de Benefício Vale Mais)

Number of managers that are eligible for retirement benefits	-	5, of which (i) 3 with Normal Retirement Income; and (ii) 2 with Early Retirement Income; and (iii) 1 with Differed Benefit Income through Retirement.(4)

Eligibility for early retirement	-	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vale Mais Plan (except for participants migrating from the Defined Benefit Plan (Benefits Plan now closed) to the Vale Mais Plan; - have rescinded the labor contract with the employer or have lost the position of administrator.	-

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	-	R$ 9,513,354.20 (2)	-

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	-	R$ 1,577,269.83(3)	-

	Executive Board	Statutory Board	Total
Eligibility for advanced redemption and conditions	-	- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Vale Mais Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Vale MaisPlan up to a maximum of 80% of this account.	-

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2014.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2013.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2013.

(4) One of the managers is entitled to two (2) benefits, one (1) Normal Retirement Income and one (1) Differed Benefit  Income through Retirement.

	Executive Board	Statutory Board	Total
Number of members (1)		1 member

Plan name	Benefits Plan “Valiaprev”

Number of managers that are eligible for retirement benefits	-

	Executive Board	Statutory Board	Total
Eligibility for early retirement	-	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Valiaprev Plan - have rescinded the labor contract with the employer or have lost the position of administrator.	-

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	-	R$ 328,947.54(2)

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	-	R$ 171,885.82(3)

Eligibility for advanced redemption and conditions

- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Valiaprev Plan, is eligible to receive the redemption.

The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Valiaprev Plan up to a maximum of 80% of this account.

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2014.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2013.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2013.

13.11 — Maximum, minimum, and average individual compensation of the executive board, statutory board, and the fiscal board

Justification for not filling out this table.

Information not disclosed due to legal decision, which is that, the award granted in the case of ordinary proceedings No. 0002888-21.2010.4.02.5101 processed by the 5th Circuit Court of Federal Justice of Rio de Janeiro made final the injunction previously granted to IBEF/RJ, (to which Vale and the company executives are linked), determining that CVM shall be absent from (a) deploying the requirement in sub-item 13.11 in exhibit 24 to CVM Instruction 480, (b) applying any penalty related to failure to comply with this requirement by IBEF associates. CVM appealed the decision. On February 6, 2014, the case was sent to the Federal Regional Court of the 2nd Region to be tried as an appeal with no suspension effects. Thus, at least until CVM’s appeal is tried, the decision continues to have the aforementioned effects.

13.12                 Compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement

The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission or non-renewal once such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) a compensatory indemnity for each and every amount due, corresponding to six (6) times the amount of the last fixed monthly compensation paid to Executive Directors and twelve (12) times for the President, as well as the payment of the indemnity corresponding to 2 (two) fixed annual salaries, to be paid in eight quarterly equal payments conditioned to a non-compete agreement to be in force for the following 24 months.

No other type of contract agreement is drawn with members of the Executive Board or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed or retires.

13.13                Percentage of total compensation held by managers and members of the fiscal board that are somehow connected to controllers.

Board or Committee	Fiscal year ended on December 31, 2013
Executive Board	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2012
Executive Board	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2011
Executive Board	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

13.14 - Compensation paid to members of the Board of Directors, Statutory Board and members of the fiscal board, grouped by board, received for any purpose other than the function they perform.

No payments in the last three accounting reference periods of any other type rather than for the function they perform were made to any member of the Executive Board, of the Statutory Board, or the Fiscal Board.

13.15 Compensation paid to members of the Board of Directors, Statutory Board, or fiscal board acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control.

FISCAL YEAR ENDED ON 12/31/2013

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$2,632,135.00 (1) (Fixed annual compensation: R$1,462,498.00/ Direct and indirect benefits: R$1,169,637.00		R$2,632,135.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2012

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$ 1,972,657.00 (1) (Fixed annual compensation: R$ 1,189,560.00/ Direct and indirect benefits: R$ 783,097.00		R$ 1,972,657.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2011

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$ 1,023,381.00 (1) (Fixed annual compensation: R$766,330.00/ Direct and indirect benefits: R$ 257,051.00)	0	R$ 1,023,381.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

13.16                 Other relevant information

Proposal for global compensation

The proposal for global compensation of the managers for the fiscal year 2014 will be submitted to the General Annual Meeting intended to fix as a global sum the amount of up to R$ 103,929.098.00 (one hundred and three million nine hundred twenty nine thousand and ninety eight reais, to be distributed by the Executive Board, taking into account the responsibilities of the administrators, the time devoted to their positions, the competence, the professional reputation, and the value of their services in the market. It is important to note that the proposal for overall compensation shown above considers the remuneration of the members of the Advisory Committees and charges related to that remuneration, an amount that is not shown in item 13.2.

The above amount comprises: (a) up to R$ 5,471,284,00 (five million four hundred seventy one thousand two hundred eighty four reais) corresponding to the fixed compensation of the members of the Executive Board, and of the members of the Fiscal Board, under the terms of Act No. 6404/76, Art. 163, net of social fees under Vale’s responsibility; (b) up to R$ 72,205,144.00 (seventy two million, two hundred five thousand, one hundred and forty four reais) corresponding to the fixed and variable compensation of the Executive Directors, which takes into account an Executive Board comprised by 8 Executive Directors, net of social fees under Vale’s responsibility, and excluding direct and indirect benefits. The individual and fixed compensation is compatible with the values paid to the executive members of similar companies, while the payment of the variable compensation, corresponding to the bonus and the long-term incentive, is linked to the fulfillment of predetermined goals, based on the performance of the Company. Thus, the payment of the variable compensation is equivalent to the partial or total fulfillment of the predetermined goals, and they may also be not owed in the event of not reaching such goals; (c) up to R$ 25,950,270.00 (twenty-five million, nine hundred fifty thousand and two hundred and seventy reais) corresponding to taxes and charges that have an incidence over the compensation and the responsibility of Vale, and also, benefits of any nature; and (d) up to R$ 302,400.00 (three hundred and two thousand four hundred reais) corresponding to the remuneration of the members of the Advisory Committees and charges related to that remuneration.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 17, 2014		Director of Investor Relations